First Quarter Report to Shareholders Three months ended March 31, 2023 Manulife Financial Corporation

Manulife reports 1Q23 net income attributed to shareholders of $1.4 billion, core earnings of $1.5 billion, strong core EPS growth and core ROE, and Global Wealth and Asset Management net inflows of $4.4 billion

Today, Manulife announced its first quarter of 2023 (“1Q23”) results. This marks the first quarter of reporting under IFRS 17 and IFRS 9 and the transition impacts on our results are consistent with the guidance that we provided previously. Key highlights of 1Q23 include:

•

Net income attributed to shareholders of $1.4 billion in 1Q23, up $0.1 billion compared with transitional net income attributed to shareholders[1] for the first quarter of 2022 (“1Q22”), and up $2.6 billion compared with 1Q22 net income attributed to shareholders

•	Core earnings[1] of $1.5 billion in 1Q23, up 6% on a constant exchange rate basis[2] from 1Q22

•

Core EPS[3] of $0.79 in 1Q23, up 11%[2] compared with 1Q22, and diluted earnings per common share (“EPS”) of $0.73 in 1Q23, up 4% compared with transitional EPS[3] of $0.66 in 1Q22, and up $1.39 compared with EPS of -$0.66 in 1Q22

•	Core ROE[3] of 14.8% and ROE of 13.6% in 1Q23

•	APE sales[4] of $1.6 billion in 1Q23, down 3%[4] from 1Q22

•	NBV[4] of $509 million in 1Q23, down 5% from 1Q22

•	New business contractual service margin (“CSM”)[5] of $442 million in 1Q23, down 13%[2] from 1Q22

•	CSM balance net of NCI of $17.5 billion and post-tax CSM net of NCI[1] of $14.9 billion as at March 31, 2023

•	Global Wealth and Asset Management (“Global WAM”) net inflows[4] of $4.4 billion in 1Q23, compared with net inflows of $6.8 billion in 1Q22

•	LICAT ratio[6] of 138%

•	Purchased for cancellation 0.8% of common shares outstanding, or approximately 15.6 million common shares, for $0.4 billion in 1Q23[7]

•

Adjusted book value per common share[3] of $30.04 as of March 31, 2023, an increase of $2.51 from March 31, 2022, and book value per common share of $22.01 as at March 31, 2023, an increase of $1.90 from March 31, 2022

•	Embedded value[4] of $63.9 billion or $34.29 per common share, as of December 31, 2022, compared with $64.8 billion or $33.35 per common share as of December 31, 2021

“We reported strong operating results in the first quarter of 2023 despite continued market volatility, delivering core earnings of $1.5 billion, net income attributed to shareholders of $1.4 billion and core return on equity of 14.8%,” said Roy Gori, Manulife President & Chief Executive Officer. “We delivered core EPS growth of 11%, reflecting strong core earnings and the impact of our share buyback actions over the past year. The strength and global diversity of our franchise was again demonstrated this quarter with year-over-year core earnings growth in our North America insurance businesses. In Asia, we are encouraged by the sales momentum building progressively through the first quarter as the region continues to rebound from the global pandemic, which contributed to double-digit APE sales growth in Hong Kong compared with 1Q22. Global WAM generated net inflows of $4.4 billion with positive contributions from all business lines and geographies.”

[1]

Transitional net income attributed to shareholders, core earnings and post-tax CSM net of NCI (“post-tax CSM”) are non-GAAP financial measures. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 1Q23 MD&A.

[2]	Percentage growth / declines in core earnings, core EPS and new business CSM net of NCI stated on a constant exchange rate basis are non-GAAP ratios.
[3]	Diluted core earnings per common share (“Core EPS”), transitional EPS, core return on common shareholders’ equity (“Core ROE”) and adjusted book value per common share are non-GAAP ratios.
[4]

For more information on new business value (“NBV”), annualized premium equivalent (“APE”) sales, net flows and embedded value see “Non-GAAP and other financial measures” in our 1Q23 MD&A. Percentage growth / declines in NBV and APE sales are stated on a constant exchange rate basis.

[5]	New business contractual service margin is net of non-controlling interests (“NCI”).
[6]

Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”). LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[7]

8.7 million shares were repurchased under the current Normal Course Issuer Bid (“NCIB”) commenced on February 23, 2023, and 6.9 million shares were repurchased under the previous NCIB that expired on February 2, 2023.

Manulife Financial Corporation – First Quarter 2023	1

“As we report our first quarter of financial results under IFRS 17 and IFRS 9, I am pleased to confirm that the transition impacts are consistent with the guidance we provided previously,” said Phil Witherington, Chief Financial Officer. “Adjusted book value per common share, which reflects the intrinsic value of our insurance businesses, demonstrated stable growth throughout 2022 and increased 9% in 1Q23 compared with the first quarter of 2022. Our capital position remains strong with a LICAT ratio of 138%. We continue to execute on our share buyback program and repurchased 0.8% of our outstanding common shares for $0.4 billion in 1Q23. An important metric under IFRS 17 is the contractual service margin, or CSM. For the first quarter we reported $14.9 billion of post-tax CSM, reflecting $0.4 billion of CSM generated from new business in the quarter. While the pace of growth was impacted by lower sales volumes in an operating environment that continued to be challenging, we continue to view our target of growing CSM by eight to ten percent per year to be appropriate.1 I am optimistic about the momentum we are seeing in our Asia business, and am confident that we are well positioned for the future as insurance markets across Asia continue to grow.”

“Our financial strength, robust risk management and diversified business portfolio continue to drive the performance for our global franchise,” added Mr. Gori.

BUSINESS HIGHLIGHTS:

In Asia, we continued to leverage our health and wellness platform, ManulifeMOVE, to drive incremental sales, with over 50% of our in-force eligible customers having activated the ManulifeMOVE app, of which 38% have made a subsequent insurance purchase. In Canada, we partnered with Cleveland Clinic Canada using their global healthcare expertise to enhance product offerings and services to our five million group benefits customers by providing industry research, thought leadership, and education materials. In the U.S., we continued to innovate our customer wellness offerings by expanding access to GRAIL’s Galleri® multi-cancer early detection test to all eligible life insurance customers who have registered with the John Hancock Vitality PLUS program. This expanded access comes after a successful initial pilot when we became the first life insurance carrier to make the test available in September 2022. In Global WAM, our Hong Kong retirement business won a total of 19 awards in “The 2023 MPF Awards” organized by MPF Ratings, including the “MPF Gold Rating”, “Best Employer Experience”, “Environmentally Responsible”, “People’s Choice” and 15 Consistent Performer awards. Among these, we have been voted the “People’s Choice” for five consecutive years.

In addition, we continued to make progress on our digital journey in 1Q23. In Asia, we further accelerated user adoption of our customer website in Vietnam by implementing additional servicing features and user interface improvements to enhance the customer experience, with the proportion of active users increasing 29 percentage points from 1Q22 to 37% at the end of 1Q23, materially contributing to an increase of 10 percentage points in servicing straight-through-processing for the segment. In Canada, we enhanced our Manulife Vitality program with continued expansion of compatible devices and apps, enabling members to now earn points for activities recorded on additional wearable devices and mobile applications. In the U.S., we optimized the customer registration experience across our life and long-term-care insurance customer websites at the end of 2022 resulting in a 35% increase in online registrations in 1Q23 compared with 1Q22, contributing to a 13% improvement in unique website traffic. In Global WAM, we announced a strategic agreement with Fidelity Clearing Canada which will provide access to a leading advisory technology platform for our Canadian retail wealth channel. The agreement will bring a robust digital experience and powerful technology directly to advisors and clients as we continue to enhance and broaden our wealth planning and advice business.

[1]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2023	2

FINANCIAL HIGHLIGHTS:

	Quarterly Results
		1Q22
($ millions, unless otherwise stated)	1Q23	Transitional
Profitability:
Net income (loss) attributed to shareholders(1)	$1,406	$1,325
Return on common shareholders’ equity (“ROE”)(1)	13.6%	13.3%
Diluted earnings (loss) per common share ($)(1)	$0.73	$0.66

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	1Q22
Profitability:
Net income (loss) attributed to shareholders	$1,406	$(1,220)
Core earnings	$1,531	$1,393
Diluted earnings per common share (“EPS”) ($)	$0.73	$(0.66)
Diluted core earnings per common share (“Core EPS”) ($)(3)	$0.79	$0.69
Return on common shareholders’ equity (“ROE”)	13.6%	(13.3)%
Core ROE	14.8%	14.0%
Expense efficiency ratio(3)	47.1%	46.4%
Expenditure efficiency ratio(3)	54.0%	53.4%
General expenses	$1,086	$931
Core expenses(2)	$1,605	$1,416
Core expenditures(2)	$2,112	$1,872
Business performance:
Asia APE sales	$1,173	$1,087
Canada APE sales	$293	$363
U.S. APE sales	$134	$160
Total APE sales	$1,600	$1,610
Asia new business value	$372	$369
Canada new business value	$92	$104
U.S. new business value	$45	$41
Total new business value	$509	$514
Asia new business CSM	$301	$317
Canada new business CSM	$46	$61
U.S. new business CSM	$95	$112
Total new business CSM	$442	$490
Asia CSM net of NCI	$9,678	$9,045
Canada CSM	$3,659	$3,903
U.S. CSM	$4,080	$3,892
Corporate and Other CSM	$50	$27
Total CSM net of NCI	$17,467	$16,867
Post-tax CSM net of NCI(2)	$14,850	$14,320
Global WAM net flows ($ billions)	$4.4	$6.8
Global WAM gross flows ($ billions)(4)	$38.8	$38.4
Global WAM assets under management and administration ($ billions)(2)	$814.5	$810.2
Global WAM total invested assets ($ billions)	$5.6	$5.8
Global WAM net segregated funds net assets ($ billions)	$235.6	$236.6
Financial strength:
MLI’s LICAT ratio	138%	140%
Financial leverage ratio(3)	26.0%	24.9%
Book value per common share ($)	$22.01	$20.11
Adjusted book value per common share ($)(3)	$30.04	$27.53

(1)

2022 results for transitional net income attributed to shareholders, transitional EPS and transitional ROE, a non-GAAP ratio, are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See 1Q23 MD&A for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” in our 1Q23 MD&A for additional information.
(3)	This item is a non-GAAP ratio.
(4)	For more information on gross flows, see “Non-GAAP and other financial measures” in our 1Q23 MD&A.

Manulife Financial Corporation – First Quarter 2023	3

PROFITABILITY:

Reported net income attributed to shareholders of $1.4 billion in 1Q23, in line with 1Q22 transitional net income attributed to shareholders, and $2.6 billion higher than 1Q22 net loss attributed to shareholders

Net income attributed to shareholders in 1Q23 was in line with 1Q22 transitional net income attributed to shareholders, reflecting higher core earnings largely offset by charges from market experience (compared with a small gain in the prior year on a transitional basis). The net charge from market experience in 1Q23 was primarily driven by lower-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) related to real estate and private equity, and a net realized loss from the sale of fixed income assets which are classified as fair value through other comprehensive income (“FVOCI”), partially offset by higher-than-expected returns on public equity, favourable foreign exchange impacts and a modest net gain from derivatives and hedge ineffectiveness. Net income attributed to shareholders in 1Q23 increased by $2.6 billion compared with 1Q22, driven by factors mentioned above and $2.5 billion of transitional impacts due to the application of IFRS 9 hedge accounting and ECL principles (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Delivered core earnings of $1.5 billion in 1Q23, an increase of 6% compared with 1Q22

The increase in core earnings compared with 1Q22 was driven by the non-recurrence of excess mortality claims related to COVID-19 in 1Q22 in the U.S. life insurance business, an increase in expected investment earnings related to business growth and higher reinvestment yields, higher returns on surplus assets net of higher cost of debt financing and lower new insurance business losses related to onerous contracts driven by pricing actions. These were partially offset by an increase in the ECL provision primarily related to commercial mortgages, lower CSM recognized into earnings for service provided reflecting slower amortization of CSM for certain VFA1 contracts and the impact of the U.S. variable annuity reinsurance transactions in 2022, and lower net fee income from lower average AUMA and higher general expenses in Global WAM.

BUSINESS PERFORMANCE:

Annualized premium equivalent (“APE”) sales of $1.6 billion in 1Q23, a decrease of 3% compared with 1Q22

In Asia, APE sales increased 5%, driven by growth in Hong Kong. APE sales in Japan and Asia Other2 were in line with 1Q22. In Hong Kong, APE sales increased 26% reflecting strong growth in our broker and agency channels, primarily driven by a return of demand from mainland Chinese visitors (“MCV”) customers following the reopening of the border between Hong Kong and mainland China. In Japan, APE sales were in line with 1Q22, as higher other wealth sales were offset by lower sales in individual protection and corporate-owned life insurance products. Asia Other APE sales were in line with 1Q22, as lower agency sales in Vietnam and bancassurance sales in Singapore were offset by higher sales in mainland China and in our international high net worth business3. In Canada, APE sales decreased 19%, primarily due to the impact of market volatility on the demand for segregated fund products and variability in the large-case group insurance market, partially offset by higher participating life insurance sales. In the U.S., APE sales decreased 22% due to the adverse impact of higher short-term interest rates and equity market volatility on consumer sentiment. APE sales of products with the John Hancock Vitality PLUS feature in 1Q23 increased to 74% of overall U.S. sales compared with 70% in 1Q22.

New business value (“NBV”) of $509 million in 1Q23, a decrease of 5% compared with 1Q22

In Asia, NBV decreased 4% from 1Q22 driven by less favourable product mix partially offset by higher sales volumes. In Canada, NBV decreased 12% driven by lower volumes in Annuities and Group Insurance, partially offset by higher margins in Individual Insurance and Annuities. In the U.S., NBV increased 6% due to pricing actions and favourable mix, partially offset by lower sales volumes.

[1]	Variable fee approach (“VFA”)
[2]	Asia Other excludes Hong Kong and Japan.
[3]

Effective January 1, 2023, international high net worth business was reclassified from the U.S. segment to the Asia segment. Prior period comparative information has been restated to reflect the change in segment reporting.

Manulife Financial Corporation – First Quarter 2023	4

New business CSM of $442 million in 1Q23, a decrease of 13% compared with 1Q22

In Asia, new business CSM decreased 9% from 1Q22 driven by less favourable product mix partially offset by higher sales volumes. In Canada, new business CSM decreased 25% due to lower segregated fund sales volumes and less favourable product mix in Individual Insurance. Under IFRS 17 the majority of group insurance and affinity products are classified as Premium Allocation Approach (“PAA”) and do not generate CSM. In the U.S., new business CSM decreased 20% consistent with lower sales volumes.

CSM net of NCI was $17,467 million as at March 31, 2023, an increase of $184 million compared with December 31, 2022

The $184 million increase in CSM net of NCI reflects an increase in total CSM movement of $223 million, net of an increase in NCI of $39 million. Organic CSM movement was an increase of $166 million in 1Q23 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in current period earnings and a loss from insurance experience. Inorganic CSM movement was an increase of $57 million driven by the impact of movement in exchange rates and reinsurance related gains. Post-tax CSM net of NCI was $14,850 million as at March 31, 2023.

Reported Global Wealth and Asset Management net inflows of $4.4 billion in 1Q23, compared with 1Q22 net inflows of $6.8 billion

Net inflows in Retirement were $1.2 billion in 1Q23 compared with net inflows of $2.0 billion in 1Q22, driven by higher plan redemptions and lower new pension plan sales, partially offset by growth in member contributions and lower member withdrawals. Net inflows in Retail were $0.8 billion in 1Q23 compared with net inflows of $4.0 billion in 1Q22, reflecting lower investor demand amid continued market volatility and higher interest rates. Net inflows in Institutional Asset Management were $2.5 billion in 1Q23 compared with net inflows of $0.9 billion in 1Q22, driven by higher gross flows and new product launches in mainland China, partially offset by higher redemptions in mainland China.

Manulife Financial Corporation – First Quarter 2023	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 10, 2023, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2023 and the MD&A and audited Consolidated Financial Statements contained in our 2022 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2022 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.

CONTENTS

A.	TOTAL COMPANY PERFORMANCE

1.	Implementation of IFRS 17

2.	Profitability

3.	Business performance

4.	Financial strength

5.	Assets under management and administration

6.	Impact of foreign currency exchange rates

7.	Business highlights

8.	Embedded value

B.	PERFORMANCE BY SEGMENT

1.	Asia

2.	Canada

3.	U.S.

4.	Global Wealth and Asset Management

5.	Corporate and Other

C.	RISK MANAGEMENT AND RISK FACTORS UPDATE

1.	Variable annuity and segregated fund guarantees

2.	Caution related to sensitivities

3.	Publicly traded equity performance risk

4.	Interest rate and spread risk sensitivities and exposure measures

5.	Alternative long-duration asset performance risk

6.	Foreign exchange risk sensitivities and exposure measures

7.	Credit risk exposure measures

8.	Risk factors – strategic risk from changes in tax laws

D.	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

1.	Critical actuarial and accounting policies

2.	Sensitivity of earnings to changes in assumptions

3.	Accounting and reporting changes

E.	OTHER

1.	Outstanding common shares - selected information

2.	Legal and regulatory proceedings

3.	Non-GAAP and other financial measures

4.	Caution regarding forward-looking statements

5.	Quarterly financial information

6.	Revenue

7.	Other

Manulife Financial Corporation – First Quarter 2023	6

A	TOTAL COMPANY PERFORMANCE

A1	Implementation of IFRS 17

Manulife adopted IFRS 17 “Insurance Contracts” and IFRS 9 “Financial Instruments” effective for years beginning on or after January 1, 2023, to be applied retrospectively. See “Future Accounting and Reporting Changes” in the MD&A in our 2022 Annual Report (“2022 MD&A”). Our quarterly 2022 results have been restated in accordance with IFRS 17, including the other comprehensive income option1, and IFRS 9. Audited restated consolidated financial statements for the year ended December 31, 2022 will be included in our 2023 Annual Report.

The 2022 comparative results restated in this MD&A may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared to the 2022 results should be viewed in this context.

In addition, our 2022 results are also not directly comparable to 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly 2022 results as if IFRS had allowed such principles to be implemented for 2022 (the “IFRS 9 transitional impacts”). This presentation will only be reported in our MD&As for 2023 for certain 2022 comparative results.

These 2022 comparative results are non-GAAP and denoted as being “transitional” and include the financial measures noted below:

•	Transitional net income (loss) attributed to shareholders;

•	Transitional net income (loss) before income taxes;

•	Transitional net income (loss);

•	Common shareholders’ transitional net income (loss);

•	Transitional return on common shareholders’ equity (“Transitional ROE”);

•	Transitional basic earnings (loss) per share; and

•	Transitional diluted earnings (loss) per common share.

Adoption of IFRS 17 and IFRS 9 has also resulted in additional definitions and revisions to the following financial measures:

•

New non-GAAP financial measures: post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of non-controlling interests (“NCI”) (“post-tax CSM net of NCI”); Drivers of Earnings (“DOE”) line items for net investment result, other, income tax (expense) recovery and transitional net income attributed to participating policyholders and NCI; and core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expense) recovery.

•

New non-GAAP ratios: expenditure efficiency ratio with its component non-GAAP financial measures: total expenditures and core expenditures (for 2022 and 2023 quarterly results only); and adjusted book value per common share.

•

Revised definitions of non-GAAP and other financial measures: core earnings; expense efficiency ratio with its new component non-GAAP financial measures: total expenses and core expenses; consolidated capital; and financial leverage ratio.

[1]	More information about the other comprehensive income option can be found in note 2 of the Consolidated Financial Statements contained in our 2022 Annual Report.

Manulife Financial Corporation – First Quarter 2023	7

A2	Profitability

	Quarterly Results

($ millions, unless otherwise stated)	1Q23	4Q22 Transitional	1Q22 Transitional

Net income (loss) attributed to shareholders(1)	$1,406	$1,228	$1,325
Return on common shareholders’ equity (“ROE”)(1)	13.6%	11.0%	13.3%
Diluted earnings (loss) per common share ($)(1)	$0.73	$0.60	$0.66

	Quarterly Results

($ millions, unless otherwise stated)	1Q23	4Q22	1Q22

Net income (loss) attributed to shareholders(1)	$1,406	$915	$(1,220)
Core earnings(2)	$1,531	$1,543	$1,393
Diluted earnings (loss) per common share ($)	$0.73	$0.43	$(0.66)
Diluted core earnings per common share (“Core EPS”) ($)(3)	$0.79	$0.77	$0.69
ROE	13.6%	8.0%	(13.3)%
Core return on shareholders’ equity (“Core ROE”)(3)	14.8%	14.1%	14.0%
Expense efficiency ratio(3)	47.1%	47.0%	46.4%
Expenditure efficiency ratio(3)	54.0%	54.2%	53.4%
General expenses	$1,086	$1,002	$931
Core expenses(2)	$1,605	$1,576	$1,416
Core expenditures(2)	$2,112	$2,108	$1,872

(1)

2022 results for transitional net income attributed to shareholders, transitional diluted earnings per common share and transitional ROE are adjusted to include IFRS 9 hedge accounting and expected credit loss principles (“IFRS 9 transitional impacts”). See section A1 “Implementation of IFRS 17” of the MD&A above for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Quarterly profitability

Manulife’s net income attributed to shareholders was $1,406 million in the first quarter of 2023 (“1Q23”) compared with a net loss attributed to shareholders of $1,220 million and transitional net income attributed to shareholders of $1,325 million in the first quarter of 2022 (“1Q22”). The 1Q22 transitional net income attributed to shareholders includes $2,545 million of IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,531 million in 1Q23 compared with $1,393 million in 1Q22, and items excluded from core earnings, which amounted to a net charge of $125 million in 1Q23 compared with a net charge of $2,613 million in 1Q22. Items excluded from core earnings in 1Q22 on a transitional basis amounted to a net charge of $68 million. The effective tax rate on net income attributed to shareholders in 1Q23 was 17% compared with 26% in 1Q22, reflecting differences in the jurisdictional mix of pre-tax profits and losses.

Net income attributed to shareholders in 1Q23 was in line with 1Q22 transitional net income attributed to shareholders, reflecting higher core earnings largely offset by charges from market experience (compared with a small gain in 1Q22 on a transitional basis). The net charge from market experience in 1Q23 was primarily driven by lower-than-expected returns (including fair value changes) on alternative long duration assets (“ALDA”) related to real estate and private equity, and a net realized loss from the sale of fixed income assets which are classified as fair value through other comprehensive income (“FVOCI”), partially offset by higher-than-expected returns on public equity, favourable foreign exchange impacts and a modest net gain from derivatives and hedge ineffectiveness. Net income attributed to shareholders in 1Q23 increased by $2,626 million compared with 1Q22, driven by factors mentioned above and the $2,545 million of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders’ equity as the corresponding offset is in other comprehensive income).

Manulife Financial Corporation – First Quarter 2023	8

Core earnings increased $138 million or 6% on a constant exchange rate basis1 compared with 1Q22. The increase in core earnings compared with 1Q22 was driven by the non-recurrence of excess mortality claims related to COVID-19 in 1Q22 in the U.S. life insurance business, an increase in expected investment earnings related to business growth and higher reinvestment yields, higher returns on surplus assets net of higher cost of debt financing and lower new insurance business losses related to onerous contracts driven by pricing actions. These were partially offset by an increase in the ECL provision primarily related to commercial mortgages, lower CSM recognized into earnings for service provided reflecting slower amortization of CSM for certain variable fee approach (“VFA”) contracts and the impact of the U.S. variable annuity reinsurance transactions in 2022, and lower net fee income from lower average AUMA and higher general expenses in Global Wealth and Asset Management (“Global WAM”). Actions to improve the capital efficiency of our legacy business resulted in $29 million lower core earnings in 1Q23 compared with 1Q22.

Core earnings by segment is presented in the table below.

Core earnings by segment(1)	Quarterly Results

($ millions, unaudited)	1Q23	4Q22	1Q22

Asia	$489	$496	$479
Canada	353	296	334
U.S.	385	408	293
Global Wealth and Asset Management	287	274	344
Corporate and Other	17	69	(57)
Total core earnings	$1,531	$1,543	$1,393

(1)

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

[1]

Percentage growth / declines in core earnings, pre-tax core earnings, total expenses, core expenses, total expenditures, core expenditures, general expenses, contractual service margin net of NCI, new business CSM, assets under management and administration, assets under management, core EBITDA, and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – First Quarter 2023	9

The table below presents transitional net income attributed to shareholders and net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results

($ millions, unaudited)	1Q23	4Q22	1Q22

Core earnings	$1,531	$1,543	$1,393
Items excluded from core earnings:
Market experience gains (losses)(1)	(65)	(655)	3
Realized gains (losses) on fixed income	(31)	(453)	(275)
Derivatives and hedge ineffectiveness	93	(182)	537
Actual less expected long-term returns on ALDA	(364)	(634)	218
Actual less expected long-term returns on public equity	108	274	(324)
Other investment results	129	340	(153)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–
Reinsurance transactions, tax-related items and other(2)	(60)	340	(71)
Total items excluded from core earnings	(125)	(315)	(68)
Transitional net income attributed to shareholders	n/a	$1,228	$1,325
Less: IFRS 9 transitional impacts:
Change in expected credit loss		(27)	20
Hedge accounting		460	3,358
Total IFRS 9 transitional impacts (pre-tax)		433	3,378
Tax on IFRS 9 transitional impacts		(120)	(833)
Total IFRS 9 transitional impacts (post-tax)		313	2,545
Net income (loss) attributed to shareholders	$1,406	$915	$(1,220)

(1)

Market experience was a net charge of $65 million in 1Q23 primarily driven by lower-than-expected returns (including fair value changes) on ALDA related to real estate and private equity, and net realized losses from the sale of fixed income assets which are classified as FVOCI. These were partially offset by higher-than-expected returns on public equity, favourable foreign exchange impacts and a modest net gain from derivatives and hedge ineffectiveness. Market experience was a net gain of $3 million in 1Q22 consisting of a net gain from derivatives and hedge ineffectiveness due to unusually large interest rate movements, and higher-than-expected returns (including fair value changes) on ALDA related to real estate and private equity. These were offset by net realized losses from the sale of fixed income assets which are classified as FVOCI, lower-than-expected returns on public equity, and unfavourable foreign exchange impacts.

(2)

The 1Q23 net charge of $60 million mainly included a charge of $33 million related to legal settlements in U.S. and a charge of $28 million related to a jurisdictional adjustment to deferred tax asset in Corporate and Other. The 1Q22 net charge of $71 million is related to withholding tax on anticipated remittances resulting from the U.S. variable annuity reinsurance transaction.

Transitional net income attributed to shareholders by segment and net income attributed to shareholders by segment are presented in the following tables.

	Quarterly Results
Transitional net income attributed to shareholders by segment(1) ($ millions, unaudited)	1Q23	4Q22 Transitional	1Q22 Transitional

Asia	$519	$493	$205
Canada	309	120	326
U.S.	186	(106)	885
Global Wealth and Asset Management	297	401	283
Corporate and Other	95	320	(374)

Total transitional net income attributed to shareholders	$1,406	$1,228	$1,325

Net income attributed to shareholders by segment(1)	Quarterly Results
($ millions, unaudited)	1Q23	4Q22	1Q22

Asia	$519	$315	$139
Canada	309	(73)	(672)
U.S.	186	(44)	(599)
Global Wealth and Asset Management	297	401	283
Corporate and Other	95	316	(371)

Total net income attributed to shareholders	$1,406	$915	$(1,220)

(1)

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – First Quarter 2023	10

Expense efficiency ratio and expenditure efficiency ratio

We introduced our strategic priority of expense efficiency in 2018.

The expense efficiency ratio is a financial measure which we use to measure progress towards our objective of becoming more efficient. The expense efficiency ratio reflects only those expenses that flow directly through core earnings (“core expenses”). Due to changes introduced by IFRS 17, certain costs that are directly attributable to acquire new business are capitalized into the CSM instead of directly flowing through core earnings and are now excluded from the ratio.

To provide a reference point to our expense efficiency ratio prior to the adoption of IFRS 17, we are temporarily introducing an additional efficiency ratio, the expenditure efficiency ratio, for 2022 and 2023 only, which captures all expenses, including costs that are directly attributable to the acquisition of new business (“core expenditures”).

The expenditure efficiency ratio was 54.0% for 1Q23, compared with 53.4% in 1Q22. The 0.6 percentage point increase in the ratio compared with 1Q22 was driven by a 6% increase in pre-tax core earnings and a 10% increase in core expenditures. 1Q23 core expenditures reflected higher workforce, infrastructure and operations expenses and additional expenses related to the acquisition of Manulife TEDA Fund Management Co, LTD. Costs directly attributable to the acquisition of new business represented approximately 24% of total core expenditures in both 1Q23 and 1Q22.

The expense efficiency ratio was 47.1% for 1Q23, compared with 46.4% in 1Q22. The 0.7 percentage point increase in the ratio compared with 1Q22 was driven by the items noted above related to the increase in the core expenditures efficiency ratio but is net of costs directly attributable to the acquisition of new business.

Total general expenses increased 17% on an actual exchange rate basis and 12% on a constant exchange rate basis driven by the items noted above related to the increase in the expense efficiency ratio and items outside of core earnings which consist primarily of a true-up to an existing legal provision. However, general expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the Premium Allocation approach (“PAA”) which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 15% in 1Q23 compared to 1Q22.

Manulife Financial Corporation – First Quarter 2023	11

A3	Business performance[1]

	Quarterly Results
($ millions, unless otherwise stated) (unaudited)	1Q23	4Q22	1Q22

Asia APE sales	$1,173	$893	$1,087
Canada APE sales	293	252	363
U.S. APE sales	134	143	160
Total APE sales(1)	1,600	1,288	1,610
Asia new business value	372	395	369
Canada new business value	92	87	104
U.S. new business value	45	42	41
Total new business value(1),(2)	509	524	514
Asia new business CSM(3)	301	324	317
Canada new business CSM	46	47	61
U.S. new business CSM	95	71	112
Total new business CSM(3)	442	442	490
Asia CSM net of NCI	9,678	9,420	9,045
Canada CSM	3,659	3,675	3,903
U.S. CSM	4,080	4,136	3,892
Corporate and Other CSM	50	52	27
Total CSM net of NCI	17,467	17,283	16,867
Post-tax CSM net of NCI(4)	14,850	14,659	14,320
Global Wealth and Asset Management gross flows ($ billions)(1)	38.8	32.5	38.4
Global Wealth and Asset Management net flows ($ billions)(1)	4.4	(8.4)	6.8
Global Wealth and Asset Management assets under management and administration ($ billions)(3)	814.5	782.3	810.2
Global Wealth and Asset Management total invested assets ($ billions)	5.6	5.8	5.8
Global Wealth and Asset Management segregated funds net assets ($ billions)	235.6	224.2	236.6
Total assets under management and administration ($ billions)(4),(5)	1,349.9	1,301.1	1,343.7
Total invested assets ($ billions)(5)	412.5	400.1	404.0
Total segregated funds net assets ($ billions)(5)	364.0	348.6	371.9

(1)	For more information on this metric, see “Non-GAAP and other financial measures” below.
(2)	Quarterly 2022 NBV has not been restated as a result of the adoption of IFRS 17. The impact of not restating 2022 is not material.
(3)	New business contractual service margin is net of NCI.
(4)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(5)	See section A5 below for more information.

Annualized premium equivalent (“APE”) sales were $1.6 billion in 1Q23, a decrease of 3%2 compared with 1Q22. In Asia, APE sales increased 5% compared with 1Q22, driven by growth in Hong Kong. APE sales in Japan and Asia Other3 were in line with 1Q22. In Hong Kong, APE sales increased 26% compared with 1Q22 reflecting strong growth in our broker and agency channels, primarily driven by a return of demand from mainland Chinese visitors (“MCV”) customers following the reopening of the border between Hong Kong and mainland China. In Japan, APE sales were in line with 1Q22, as higher other wealth sales were offset by lower sales in individual protection and corporate-owned life insurance (“COLI”) products. Asia Other APE sales were in line with 1Q22, as lower agency sales in Vietnam and bancassurance sales in Singapore were offset by higher sales in mainland China and in our international high net worth business. In Canada, APE sales decreased 19% compared with 1Q22, primarily due to the impact of market volatility on the demand for segregated fund products and variability in the large-case group insurance market, partially offset by higher participating life insurance sales. In the U.S., APE sales decreased 22% compared with 1Q22 due to the adverse impact of higher short-term interest rates and equity market volatility on consumer sentiment. APE sales of products with the John Hancock Vitality PLUS feature in 1Q23 increased to 74% of overall U.S. sales compared with 70% in 1Q22.

[1]

Effective January 1, 2023, our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in Singapore and Hong Kong operations. Prior period comparative information has been restated to reflect the reclassification.

[2]	Percentage growth / declines in APE sales is stated on a constant exchange rate basis.
[3]	Asia Other excludes Hong Kong and Japan.

Manulife Financial Corporation – First Quarter 2023	12

New business value (“NBV”) was $509 million in 1Q23, a decrease of 5%1 compared with 1Q22. In Asia, NBV decreased 4% compared with 1Q22 driven by less favourable product mix partially offset by higher sales volumes. In Canada, NBV decreased 12% compared with 1Q22 driven by lower volumes in Annuities and Group Insurance, partially offset by higher margins in Individual Insurance and Annuities. In the U.S., NBV increased 6% compared with 1Q22 due to pricing actions and favourable mix, partially offset by lower sales volumes.

New business contractual service margin (“New Business CSM”) was $442 million in 1Q23, a decrease of 13% compared with 1Q22. In Asia, new business CSM decreased 9% compared with 1Q22 driven by less favourable product mix partially offset by higher sales volumes. In Canada, new business CSM decreased 25% compared with 1Q22 due to lower segregated fund sales volumes and less favourable product mix in Individual Insurance. Under IFRS 17, the majority of group insurance and affinity products are classified as PAA and do not generate CSM. In the U.S., new business CSM decreased 20% compared with 1Q22 consistent with lower sales volumes.

The contractual service margin (“CSM”) net of NCI was $17,467 million as at March 31, 2023, an increase of $184 million compared with December 31, 2022. The increase in CSM net of NCI reflects an increase in total CSM movement of $223 million, net of an increase in NCI of $39 million. Organic CSM movement was an increase of $166 million in 1Q23 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in current period earnings and a loss from insurance experience. Inorganic CSM movement was an increase of $57 million driven by the impact of movement in exchange rates and reinsurance related gains. Post-tax CSM net of NCI was $14,850 million as at March 31, 2023.

Global Wealth and Asset Management reported net inflows were $4.4 billion in 1Q23 compared with net inflows of $6.8 billion in 1Q22. Net inflows in Retirement were $1.2 billion in 1Q23 compared with net inflows of $2.0 billion in 1Q22, driven by higher plan redemptions and lower new pension plan sales, partially offset by growth in member contributions and lower member withdrawals. Net inflows in Retail were $0.8 billion in 1Q23 compared with net inflows of $4.0 billion in 1Q22, reflecting lower investor demand amid continued market volatility and higher interest rates. Net inflows in Institutional Asset Management were $2.5 billion in 1Q23 compared with net inflows of $0.9 billion in 1Q22, driven by higher gross flows and new product launches in mainland China, partially offset by higher redemptions in mainland China.

A4	Financial strength

	Quarterly Results
(unaudited)	1Q23	4Q22	1Q22

MLI’s LICAT ratio(1)	138%	131%	140%
Financial leverage ratio(2)	26.0%	25.1%	24.9%
Consolidated capital ($ billions)(3)	$71.6	$69.6	$68.0
Book value per common share ($)	$22.01	$21.56	$20.11
Adjusted book value per common share ($)(2)	$30.04	$29.42	$27.53

(1)

This item is disclosed under OSFI’s Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline. Comparative LICAT ratios for 2022 are as reported in 2022 and have not been restated for the implementation of IFRS 17.

(2)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2023 was 138% compared with 131% as at December 31, 2022. The seven percentage point increase was driven by the transition to the IFRS 17 accounting basis and the positive impact of a capital issuance net of common share buybacks.

MFC’s LICAT ratio was 125% as at March 31, 2023 compared with 119% as at December 31, 2022 with the increase driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at March 31, 2023 was largely due to the $6.2 billion of MFC senior debt outstanding that

[1]	Percentage growth / declines in NBV, net flows and gross flows are stated on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2023	13

does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.

MFC’s financial leverage ratio1 as at March 31, 2023 was 26.0%, an increase of 0.9 percentage points from 25.1% as at December 31, 2022. The increase in the ratio was driven by the issuance of securities.2

MFC’s consolidated capital was $71.6 billion as at March 31, 2023, an increase of $2.0 billion compared with $69.6 billion as at December 31, 2022. The increase was primarily driven by the issuance of capital instruments and higher post-tax CSM.

Cash and cash equivalents and marketable securities3 was $250.0 billion as at March 31, 2023 compared with $241.0 billion as at December 31, 2022. The increase was primarily driven by the higher market value of fixed income instruments due to lower interest rates.

Book value per common share as at March 31, 2023 was $22.01, a 2% increase compared with $21.56 as at December 31, 2022. The number of common shares outstanding was 1,850 million as at March 31, 2023 and was 1,865 million as at December 31, 2022.

Adjusted book value per common share as at March 31, 2023 was $30.04, a 2% increase compared with $29.42 as at December 31, 2022.

A5	Assets under management and administration (“AUMA”)

AUMA as at March 31, 2023 was $1.3 trillion, an increase of 4% compared with December 31, 2022, primarily due to the favourable impact of markets and net inflows. Total invested assets and segregated funds net assets increased 3% and 4%, respectively, on an actual exchange rate basis primarily due to favourable impact of markets.

A6	Impact of foreign currency exchange rates

Changes in foreign currency exchange rates from 1Q22 to 1Q23 increased core earnings by $55 million in 1Q23, primarily due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.

A7	Business highlights

In Asia, we continued to leverage our health and wellness platform, ManulifeMOVE, to drive incremental sales, with over 50% of our in-force eligible customers having activated the ManulifeMOVE app, of which 38% have made a subsequent insurance purchase. In Canada, we partnered with Cleveland Clinic Canada using their global healthcare expertise to enhance product offerings and services to our five million group benefits customers by providing industry research, thought leadership, and education materials. In the U.S., we continued to innovate our customer wellness offerings by expanding access to GRAIL’s Galleri® multi-cancer early detection test to all eligible life insurance customers who have registered with the John Hancock Vitality PLUS program. This expanded access comes after a successful initial pilot when we became the first life insurance carrier to make the test available in September 2022. In Global WAM, our Hong Kong retirement business won a total of 19 awards in “The 2023 MPF Awards” organized by MPF Ratings, including the “MPF Gold Rating”, “Best Employer Experience”, “Environmentally Responsible”, “People’s Choice” and 15 Consistent Performer awards. Among these, we have been voted the “People’s Choice” for five consecutive years.

In addition, we continued to make progress on our digital journey in 1Q23. In Asia, we further accelerated user adoption of our customer website in Vietnam by implementing additional servicing features and user interface

[1]

Effective January 1, 2022, the calculation of financial leverage ratio and consolidated capital now includes the impact of post-tax CSM. See “Non-GAAP and other financial measures below” for more information.

[2]	The issuance of securities in 1Q23 consists of the issuance of subordinated debt of $1.2 billion.
[3]

Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

Manulife Financial Corporation – First Quarter 2023	14

improvements to enhance the customer experience, with the proportion of active users increasing 29 percentage points from 1Q22 to 37% at the end of 1Q23, materially contributing to an increase of 10 percentage points in servicing straight-through-processing for the segment. In Canada, we enhanced our Manulife Vitality program with continued expansion of compatible devices and apps, enabling members to now earn points for activities recorded on additional wearable devices and mobile applications. In the U.S., we optimized the customer registration experience across our life and long-term care insurance customer websites at the end of 2022 resulting in a 35% increase in online registrations in 1Q23 compared with 1Q22, contributing to a 13% improvement in unique website traffic. In Global WAM, we announced a strategic agreement with Fidelity Clearing Canada which will provide access to a leading advisory technology platform for our Canadian retail wealth channel. The agreement will bring a robust digital experience and powerful technology directly to advisors and clients as we continue to enhance and broaden our wealth planning and advice business.

A8	Embedded value[1]

Embedded value was $63.9 billion or $34.29 per common share, as of December 31, 2022, compared with $64.8 billion or $33.35 per common share as of December 31, 2021. More information about embedded value can be found in our 2022 Embedded Value report, which is available on our website.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – First Quarter 2023	15

B	PERFORMANCE BY SEGMENT

B1	Asia[1]

		Quarterly Results
($ millions, unless otherwise stated)		1Q23		4Q22 Transitional		1Q22 Transitional
Canadian dollars
Net income attributed to shareholders(1)		$519		$493		$205
U.S. dollars
Net income attributed to shareholders(1)	US$	384	US$	363	US$	161

		Quarterly Results
($ millions, unless otherwise stated)		1Q23		4Q22		1Q22
Canadian dollars
Profitability:
Net income attributed to shareholders(1)		$519		$315		$139
Core earnings(1)		489		496		479
Business performance:
Annualized premium equivalent sales		1,173		893		1,087
New business value		372		395		369
New business contractual service margin net of NCI		301		324		317
Contractual service margin net of NCI		9,678		9,420		9,045
Assets under management ($ billions)(2)		162.2		156.0		151.8
Total invested assets ($ billions)		138.0		132.8		127.9
Total segregated funds net assets ($ billions)		24.2		23.2		23.9
U.S. dollars
Profitability:
Net income attributed to shareholders(1)	US$	384	US$	231	US$	110
Core earnings(1)		361		365		378
Business performance:
Annualized premium equivalent sales		868		658		857
New business value		275		292		291
New business contractual service margin net of NCI		222		238		249
Contractual service margin net of NCI		7,156		6,951		7,239
Assets under management ($ billions)(2)		119.9		115.1		121.5
Total invested assets ($ billions)		102.0		98.0		102.4
Total segregated funds net assets ($ billions)		17.9		17.1		19.1

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Asia’s net income attributed to shareholders was $519 million in 1Q23 compared with net income attributed to shareholders of $139 million and transitional net income attributed to shareholders of $205 million in 1Q22. The 1Q22 transitional net income includes a $66 million gain from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $489 million in 1Q23 compared with $479 million in 1Q22, and items excluded from core earnings, which amounted to a net gain of $30 million in 1Q23 compared with a net charge of $340 million in 1Q22. Items excluded from core earnings in 1Q22 on a transitional basis amounted to a net charge of $274 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022, and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23. See section A2 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a net $15 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.

[1]

Effective January 1, 2023, we have made a change to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment (in Asia Other) to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – First Quarter 2023	16

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$384 million in 1Q23 compared with net income attributed to shareholders of US$110 million and transitional net income attributed to shareholders of US$161 million in 1Q22. Core earnings were US$361 million in 1Q23 compared with US$378 million in 1Q22 and items excluded from core earnings were a net gain of US$23 million in 1Q23 compared with a net charge of US$268 million in 1Q22. Items excluded from core earnings in 1Q22 on a transitional basis were a net charge of US$217 million.

Core earnings in 1Q23 were in line with 1Q22 driven by lower CSM recognized into earnings for service provided reflecting slower amortization of CSM for certain VFA contracts and less favourable claims experience, offset by higher expected investment income due to higher yields and lower non-attributable maintenance expenses.

APE sales in 1Q23 were US$868 million, an increase of 5% compared with 1Q22, driven by growth in Hong Kong. 1Q23 APE sales in Japan and Asia Other were in line with 1Q22. NBV and new business CSM in 1Q23 were US$275 million and US$222 million, a decrease of 4% and 9%, respectively, compared with 1Q22 driven by less favourable product mix, partially offset by higher sales volumes. New business value margin (“NBV margin”)1 was 37.3% in 1Q23 compared with 39.6% in 1Q22.

•

Hong Kong APE sales in 1Q23 were US$212 million, a 26% increase compared with 1Q22. The increase reflected strong growth in our broker and agency channels, primarily driven by a return of demand from MCV customers following the reopening of the border between Hong Kong and mainland China. Hong Kong NBV was US$111 million in 1Q23, a decrease of 4% compared with 1Q22 due to higher proportion of lower margin savings products, partially offset by higher sales volumes. Hong Kong new business CSM in 1Q23 was US$88 million, a 5% increase compared with 1Q22 due to the increase in sales, partially offset by higher proportion of savings products. Hong Kong NBV margin was 52.2% in 1Q23, a decrease of 16.9 percentage points compared with 1Q22.

•

Japan APE sales in 1Q23 were US$70 million, in line with 1Q22. Higher other wealth sales were offset by lower sales in individual protection and COLI products. Japan NBV and new business CSM in 1Q23 were US$28 million and US$27 million, an increase of 114% and 4%, respectively, compared with 1Q22 due to favourable product mix. Japan NBV margin was 40.8% in 1Q23, an increase of 21.5 percentage points compared with 1Q22.

•

Asia Other APE sales in 1Q23 were US$586 million, in line with 1Q22. Lower agency sales in Vietnam and bancassurance sales in Singapore were offset by higher sales in mainland China and in our international high net worth business. Asia Other NBV and new business CSM were US$136 million and US$107 million in 1Q23, a decrease of 13% and 19%, respectively, compared with 1Q22, driven by unfavourable product and geographical mix. Asia Other NBV margin was 29.8% in 1Q23, a decrease of 2.9 percentage points compared with 1Q22.

CSM net of non-controlling interests was US$7,156 million as at March 31, 2023, an increase of US$205 million compared with December 31, 2022. The increase reflects an increase in total CSM movement of US$234 million, net of an increase in CSM attributed to non-controlling interests of US$29 million. Organic CSM movement was an increase of US$96 million in 1Q23 driven by the impact of new insurance business and expected movements related to finance income or expenses partially offset by amounts recognized for service provided in current period earnings and a loss from insurance experience. Inorganic CSM movement was an increase of $138 million largely due to favourable market impacts from a reduction in interest rates and positive equity market performance.

Assets under management were US$119.9 billion as at March 31, 2023, an increase of US$4.8 billion or 4% compared with December 31, 2022, driven by the impact of market movements resulting from reduction in interest rates and positive equity market performance in 1Q23 on invested assets and segregated funds net assets.

Business highlights – In 1Q23, we:

•

complemented our leading domestic franchise with strong MCV sales in Hong Kong, as we continue to enhance our distribution platform, operational capabilities and customer proposition. MCV APE sales exceeded our previous quarterly peak by more than 70% and contributed 35% of total 1Q23 APE sales.

[1]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – First Quarter 2023	17

Hong Kong reached record APE sales in the month of March with momentum building progressively through the quarter;

•

continued to leverage our health and wellness platform, ManulifeMOVE, to drive incremental sales, with over 50% of our in-force eligible customers having activated the ManulifeMOVE app, of which 38% have made a subsequent insurance purchase;

•

continued to deliver sustainable in-force growth with our 13th month persistency ratio in excess of 90%. To further improve the quality of APE sales, we continue to roll out our policyholder experience analytics capabilities across the region. In February 2023, we expanded our capabilities to Indonesia, following initial launch in Vietnam in 2022; and

•

further accelerated user adoption of our customer website in Vietnam by implementing additional servicing features and user interface improvements to enhance the customer experience, with the proportion of active users increasing 29 percentage points from 1Q22 to 37% as at end of 1Q23, materially contributing to an increase of 10 percentage points in servicing straight through processing for the segment.

B2	Canada[1]

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	4Q22 Transitional	1Q22 Transitional

Net income attributed to shareholders(1)	$309	$120	$326

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	4Q22	1Q22

Profitability:
Net income attributed to shareholders(1)	$309	$(73)	$(672)
Core earnings(1)	353	296	334
Business performance:
Annualized premium equivalent sales	293	252	363
New business contractual service margin	46	47	61
Contractual service margin	3,659	3,675	3,903
Manulife Bank average net lending assets ($ billions)(2)	24.8	24.7	23.7
Assets under management ($ billions)(2)	143.9	142.6	150.7
Total invested assets ($ billions)	107.5	106.9	111.0
Segregated funds net assets ($ billions)	36.4	35.7	39.6

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Canada’s net income attributed to shareholders was $309 million in 1Q23 compared with a net loss attributed to shareholders of $672 million and transitional net income attributed to shareholders of $326 million in 1Q22. The 1Q22 transitional net income includes a $998 million gain from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $353 million in 1Q23 compared with $334 million in 1Q22, and items excluded from core earnings, which amounted to a net charge of $44 million in 1Q23 compared with a net charge of $1,006 million in 1Q22. Items excluded from core earnings in 1Q22 on a transitional basis amounted to a net charge of $8 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 1Q23 increased $19 million or 6% compared with 1Q22, primarily reflecting neutral insurance experience compared with losses in the prior year, higher expected investment spreads due to higher yields, and higher Manulife Bank earnings partially offset by lower CSM recognized into earnings in Annuities for service provided, reflecting slower amortization of CSM for certain VFA contracts, and an increase in the ECL provision from changes in credit ratings.

[1]

Effective January 1, 2023, refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – First Quarter 2023	18

APE sales of $293 million in 1Q23 decreased by $70 million or 19% compared with 1Q22.

•	Individual insurance APE sales in 1Q23 of $101 million increased $6 million or 6% compared with 1Q22, primarily due to higher participating life insurance sales.

•	Group insurance APE sales in 1Q23 of $133 million decreased $24 million or 15% compared with 1Q22, primarily due to variability in the large-case group insurance market.

•	Annuities APE sales in 1Q23 of $59 million decreased $52 million or 47% compared with 1Q22, primarily due to the impact of market volatility on the demand for segregated fund products.

CSM was $3,659 million as at March 31, 2023, a decrease of $16 million compared with December 31, 2022. Organic CSM movement was an increase of $8 million driven by the impact of new insurance business and expected movements related to finance income or expenses partially offset by amounts recognized for service provided in current period earnings. Inorganic CSM movement was a decrease of $24 million reflecting unfavourable market impacts, partially offset by an in-force reinsurance transaction in Individual insurance.

Manulife Bank average net lending assets for the quarter were $24.8 billion as at March 31, 2023, in line with December 31, 2022.

Assets under management were $143.9 billion as at March 31, 2023, an increase of $1.3 billion or 1% compared with December 31, 2022, due to higher total invested assets and segregated funds net assets, primarily reflecting the impact of lower interest rates and growth in equity markets.

Business highlights – In 1Q23, we:

•

partnered with Cleveland Clinic Canada using their global healthcare expertise to enhance product offering and services to our five million group benefits customers by providing industry research, thought leadership, and education materials;

•

published “Guide to Mental Health Professionals in Canada” for business owners, plan sponsors and administrators to better understand the range of providers their employees might be working with, as well as each provider’s role, education, and the different ways they can help; and

•	enhanced our Manulife Vitality program effective March 31, 2023;

•	launched our new sleep program where members can earn points for getting a good night’s rest; and

•	continued expansion of compatible devices and apps, enabling members to now earn points for activities recorded on additional wearable devices and mobile applications.

Manulife Financial Corporation – First Quarter 2023	19

B3	U.S.[1]

	Quarterly Results
($ millions, unless otherwise stated)		1Q23		4Q22 Transitional		1Q22 Transitional

Canadian dollars
Net income attributed to shareholders(1)		$186		$(106)		$885
U.S. dollars
Net income attributed to shareholders(1)	US$	138	US$	(79)	US$	699

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars		1Q23		4Q22		1Q22

Profitability:
Net income attributed to shareholders(1)		$186		$(44)		$(599)
Core earnings(1)		385		408		293
Business performance:
Annualized premium equivalent sales		134		143		160
New business value		45		42		41
New business contractual service margin		95		71		112
Contractual service margin		4,080		4,136		3,892
Assets under management ($ billions)		204.4		199.1		208.4
Total invested assets ($ billions)		136.5		133.6		136.6
Total segregated funds invested net assets ($ billions)		67.9		65.5		71.8

U.S. dollars
Profitability:
Net income attributed to shareholders	US$	138	US$	(33)	US$	(473)
Core earnings(1)		285		301		232
Business performance:
Annualized premium equivalent sales		99		105		127
New business value		34		31		32
New business contractual service margin		70		52		88
Contractual service margin		3,016		3,053		3,114
Assets under management ($ billions)		151.0		147.0		166.8
Total invested assets ($ billions)		100.8		98.6		109.3
Total segregated funds invested net assets ($ billions)		50.2		48.3		57.5

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23.

U.S.’s net income attributed to shareholders was $186 million in 1Q23 compared with a net loss attributed to shareholders of $599 million and transitional net income attributed to shareholders of $885 million in 1Q22. The 1Q22 transitional net income includes a $1,484 million gain from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $385 million in 1Q23 compared with $293 million in 1Q22, and items excluded from core earnings, which amounted to a net charge of $199 million in 1Q23 compared with a net charge of $892 million in 1Q22. Items excluded from core earnings in 1Q22 on a transitional basis amounted to a net gain of $592 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022, and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23. See section A2 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below. The change in core earnings reflected a net $25 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.

[1]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from U.S. Insurance in the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – First Quarter 2023	20

Expressed in U.S. dollars, the functional currency of the segment, net income attributed to shareholders was

US$138 million in 1Q23 compared with a net loss attributed to shareholders of US$473 million and transitional net income attributed to shareholders of US$699 million in 1Q22. Core earnings were US$285 million in 1Q23 compared with US$232 million in 1Q22 and items excluded from core earnings were a net charge of US$147 million in 1Q23 compared with a net charge of US$705 million in 1Q22. Items excluded from core earnings on a transitional basis in 1Q22 were a net gain of US$467 million.

Core earnings increased US$53 million or 23% compared with 1Q22 reflecting the non-recurrence of excess mortality claims related to COVID-19 in 1Q22, increased expected investment earnings driven by higher yields, and lower new business losses from onerous contracts as a result of pricing improvements. These favourable drivers were partially offset by an increase in the ECL provision, mostly related to our commercial mortgages, and lower CSM recognized into earnings in variable annuities for service provided due to the reinsurance of a significant portion of the block in the prior year and slower amortization of CSM for certain VFA contracts. 1Q23 insurance experience included in core earnings was unfavourable as neutral policyholder expense was more than offset by unfavourable attributable maintenance expense experience.

APE sales in 1Q23 of US$99 million decreased 22% compared with 1Q22 due to the adverse impact of higher short-term interest rates and equity market volatility on customer sentiment. APE sales of products with the John Hancock Vitality PLUS feature in 1Q23 increased to 74% of overall U.S. sales compared with 70% in 1Q22.

CSM was US$3,016 million as at March 31, 2023, a decrease of US$37 million compared with December 31, 2022. Organic CSM movement was an increase of US$23 million in 1Q23 primarily due to the impact of new business partially offset by amounts recognized for service provided in current period earnings. Insurance experience in organic CSM movement was neutral as favourable long-term care and annuities claim experience was offset by unfavourable life insurance lapse experience. Inorganic CSM movement was a decrease of US$60 million from the impact of markets due to changes in interest rates.

Assets under management were US$151.0 billion as at March 31, 2023, an increase of US$4.0 billion or 3% compared with December 31, 2022. The increase in total invested assets and segregated funds net assets was primarily due to the impact from markets, reflecting a decrease in longer duration interest rates and an increase in equity markets.

Business highlights – In 1Q23, we:

•

continued to innovate our customer wellness offerings by expanding access to GRAIL’s Galleri® multi-cancer early detection test to all eligible life insurance customers who have registered with the John Hancock Vitality PLUS program. This expanded access comes after a successful initial pilot when we became the first life insurance carrier to make the test available in September 2022;

•	enhanced our John Hancock Vitality program by introducing new features to reward members for healthy sleep behaviours and to access discounted fitness memberships via Active&Fit DirectTM;

•	achieved the following digital successes which improved the customer experience, while contributing to a more cost-efficient operation:

•

optimized the customer registration experience across our life and long-term care insurance customer websites at the end of 2022 resulting in a 35% increase in online registrations in 1Q23 compared with 1Q22, contributing to a 13% improvement in unique website traffic; and

•	deployed marketing engagement scoring along with allowing our sales team to act upon real-time opportunities with personalized messaging for faster lead follow-up.

Manulife Financial Corporation – First Quarter 2023	21

B4	Global Wealth and Asset Management[1]

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	4Q22	1Q22
Profitability:
Net income attributed to shareholders(1)	$297	$401	$283
Core earnings(1)	287	274	344
Core EBITDA(2)	393	389	471
Core EBITDA margin (%)(3)	22.4%	23.6%	28.3%
Business performance:
Sales
Wealth and asset management gross flows	38,815	32,482	38,410
Wealth and asset management net flows	4,440	(8,354)	6,834
Assets under management and administration ($ billions)	814.5	782.3	810.2
Total invested assets ($ billions)	5.6	5.8	5.8
Segregated funds net assets ($ billions)	235.6	224.2	236.6
Average assets under management and administration ($ billions)(4)	804.5	779.6	822.5

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23. Transitional impacts in Global WAM are not material.

(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Global Wealth and Asset Management’s net income attributed to shareholders was $297 million in 1Q23 compared with $283 million in 1Q22. Net income attributed to shareholders is comprised of core earnings, which was $287 million in 1Q23 compared with $344 million in 1Q22, and items excluded from core earnings, which amounted to a net gain of $10 million in 1Q23 compared with a net charge of $61 million in 1Q22. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 1Q23 decreased $57 million or 20%, reflecting a decline in net fee income from lower average AUMA due to the impact of an overall increase in interest rates and equity market declines over the last 12 months, and higher general expenses from increase in workforce compensation. This was partially offset by higher fee spread on deposit products.

Core EBITDA was $393 million in 1Q23, a decrease of 20% compared with 1Q22, driven by similar factors as noted above for core earnings. Core EBITDA margin was 22.4% in 1Q23, a decrease of 590 basis points compared with 1Q22 driven by a decline in net fee income and higher general expenses as noted above. See section E3 “Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin.

Gross flows were $38.8 billion in 1Q23, 3% lower than 1Q22. By business line, the results were:

•	Retirement gross flows in 1Q23 were $14.7 billion, a decrease of 7% compared with 1Q22, driven by lower new pension plan sales, partially offset by growth in member contributions.

•

Retail gross flows in 1Q23 were $17.0 billion, a decrease of 19% compared with 1Q22, reflecting lower investor demand amid continued market volatility and higher interest rates. This was partially offset by higher gross flows in mainland China where 1Q23 gross flows reflected the impact of acquiring full ownership interest of Manulife Fund Management[2] (“MFM”) in 4Q22.

[1]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

[2]

Manulife Fund Management was formerly known as Manulife TEDA Fund Management Co, LTD (“MTEDA”). In 4Q22, we acquired full ownership in MTEDA by purchasing the remaining 51% of the shares from our joint venture partner. In 1Q23, we now report 100% of the gross and net flows from MFM, compared with reporting only 49% of the joint venture’s gross and net flows in 1Q22.

Manulife Financial Corporation – First Quarter 2023	22

•

Institutional Asset Management gross flows in 1Q23 were $7.1 billion, an increase of 124% compared with 1Q22, primarily driven by higher gross flows in mainland China from acquiring full ownership interest of MFM as mentioned above and new product launches totaling $1.6 billion.

Net inflows were $4.4 billion in 1Q23 compared with net inflows of $6.8 billion in 1Q22. By business line, the results were:

•

Net inflows in Retirement were $1.2 billion in 1Q23 compared with net inflows of $2.0 billion in 1Q22, reflecting higher plan redemptions and lower gross flows as mentioned above, partially offset by lower member withdrawals.

•	Net inflows in Retail were $0.8 billion in 1Q23 compared with net inflows of $4.0 billion in 1Q22, driven by lower gross flows as mentioned above.

•

Net inflows in Institutional Asset Management were $2.5 billion in 1Q23 compared with inflows of $0.9 billion in 1Q22, driven by higher gross flows and new product launches in mainland China as mentioned above, partially offset by higher redemptions in mainland China.

Assets under management and administration of $814.5 billion as at March 31, 2023 increased 4% compared with December 31, 2022. The increase was driven by favourable year-to-date market impact and net inflows. As at March 31, 2023, Global WAM also managed $208.0 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, AUMA managed by Global WAM1 was $1,022.5 billion compared with $984.3 billion as at December 31, 2022.

Segregated funds net assets were $235.6 billion for March 31, 2023, 5% higher compared with December 31, 2022 on an actual exchange rate basis, driven by favorable impact of markets. Total invested assets in our general fund form a small portion of Global WAM AUMA.

Business highlights – In 1Q23, we:

•

announced a strategic agreement with Fidelity Clearing Canada which will provide access to a leading advisory technology platform for our Canadian retail wealth channel. The agreement will bring a robust digital experience and powerful technology directly to advisors and clients as we continue to enhance and broaden our wealth planning and advice business, and

•

won a total of 19 awards in “The 2023 MPF Awards” organized by MPF Ratings in our Hong Kong retirement business. These include the “MPF Gold Rating”, “Best Employer Experience”, “Environmentally Responsible”, “People’s Choice” and 15 Consistent Performer awards. Among these, we have been voted the “People’s Choice” for five consecutive years. These awards recognize the overall strength of our MPF scheme, which includes a range of fund choices, investment performance, and services for plan sponsors and individual members. The People Choice’s award is voted by the general public in Hong Kong and reflects their top choice for the best MPF provider for the year.

B5	Corporate and Other[2]

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	4Q22 Transitional	1Q22 Transitional

Net income (loss) attributed to shareholders(1)	$95	$320	$(374)

	Quarterly Results
($ millions, unless otherwise stated)	1Q23	4Q22	1Q22

Net income (loss) attributed to shareholders(1)	$95	$316	$(371)
Core earnings (loss) (1)	17	69	(57)

(1)

See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 2023.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[2]

Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Manulife Financial Corporation – First Quarter 2023	23

Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Corporate and Other reported a net income attributed to shareholders of $95 million in 1Q23 compared with a net loss attributed to shareholders of $371 million and a transitional net loss attributed to shareholders of $374 million for 1Q22. The 1Q22 transitional net loss includes a $3 million loss from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $17 million in 1Q23 compared with a core loss of $57 million in 1Q22, and the items excluded from core earnings which amounted to a net gain of $78 million in 1Q23 compared with a net charge of $314 million in 1Q22. Items excluded from core earnings in 1Q22 on a transitional basis amounted to a charge of $317 million. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022 and quarterly core earnings to net income (loss) attributed to shareholders for 1Q23. See section A2 “Profitability” above, for explanations of the items excluded from core earnings.

The $74 million increase in core earnings was primarily related to higher yields on fixed income investments net of higher cost of debt financing, and gains in our P&C Reinsurance business from updates to the provisions for estimated losses recorded in prior years. These gains were partially offset by higher core expenses and lower expected investment income from a reduced public equity portfolio.

C	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the 2022 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures” and/or IFRS 17 “Insurance Contracts”. Disclosures in accordance with IFRS 7 and/or IFRS 17 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

C1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2022 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2023 to 2043.

We seek to mitigate a portion of the risks embedded in our retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).

Manulife Financial Corporation – First Quarter 2023	24

The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	March 31, 2023			December 31, 2022
As at ($ millions)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$4,257	$2,784	$1,482	$4,357	$2,723	$1,639
Guaranteed minimum withdrawal benefit	37,569	34,413	5,059	38,319	34,203	5,734
Guaranteed minimum accumulation benefit	19,860	19,894	139	20,035	19,945	221
Gross living benefits(4)	61,686	57,091	6,680	62,711	56,871	7,594
Gross death benefits(5)	10,152	16,764	1,739	10,465	15,779	2,156
Total gross of reinsurance	71,838	73,855	8,419	73,176	72,650	9,750
Living benefits reinsured	26,454	23,995	4,272	26,999	23,691	4,860
Death benefits reinsured	3,796	2,654	883	3,923	2,636	1,061
Total reinsured	30,250	26,649	5,155	30,922	26,327	5,921
Total, net of reinsurance	$41,588	$47,206	$3,264	$42,254	$46,323	$3,829

(1) Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.

(2)   Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.

(3)   The amount at risk net of reinsurance at March 31, 2023 was $3,264 million (December 31, 2022 – $3,829 million) of which: US$610 million (December 31, 2022 – US$737 million) was on our U.S. business, $1,898 million (December 31, 2022 – $2,154 million) was on our Canadian business, US$227 million (December 31, 2022 – US$275 million) was on our Japan business and US$173 million (December 31, 2022 – US$224 million) was related to Asia (other than Japan) and our run-off reinsurance business.

(4) Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5) Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

C2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

Manulife Financial Corporation – First Quarter 2023	25

C3	Publicly traded equity performance risk

As outlined in our 2022 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see pages 60 of our 2022 Annual Report).

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – First Quarter 2023	26

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity guarantees(2)	$(2,350)	$(1,460)	$(680)	$580	$1,060	$1,470
General fund equity investments(3)	(1,460)	(910)	(440)	410	810	1,210
Total underlying sensitivity before hedging	(3,810)	(2,370)	(1,120)	990	1,870	2,680
Impact of macro and dynamic hedge assets(4)	930	570	260	(210)	(380)	(520)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,880)	(1,800)	(860)	780	1,490	2,160
Impact of reinsurance	1,420	890	420	(360)	(680)	(950)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,460)	$(910)	$(440)	$420	$810	$1,210

As at December 31, 2022	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity guarantees(2)	$(2,110)	$(1,310)	$(610)	$530	$980	$1,360
General fund equity investments(3)	(1,450)	(920)	(420)	400	780	1,170
Total underlying sensitivity before hedging	(3,560)	(2,230)	(1,030)	930	1,760	2,530
Impact of macro and dynamic hedge assets(4)	930	570	260	(220)	(400)	(540)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,630)	(1,660)	(770)	710	1,360	1,990
Impact of reinsurance	1,170	740	350	(310)	(580)	(810)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,460)	$(920)	$(420)	$400	$780	$1,180

(1)	See “Caution related to sensitivities” above.
(2)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.
(3)	This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.
(4)	Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation – First Quarter 2023	27

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at March 31, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,740)	$(2,350)	$(1,100)	$960	$1,800	$2,530
Impact of risk mitigation - hedging(4)	1,200	730	330	(270)	(490)	(660)
Impact of risk mitigation - reinsurance(4)	1,790	1,120	530	(460)	(860)	(1,200)
VA net of risk mitigation	(750)	(500)	(240)	230	450	670
General fund equity	(590)	(440)	(230)	260	530	790
Contractual service margin ($ millions, pre-tax)	$(1,340)	$(940)	$(470)	$490	$980	$1,460
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(670)	$(450)	$(220)	$220	$430	$630
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,130)	$(1,360)	$(660)	$640	$1,240	$1,840
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	3

As at December 31, 2022, except MLI LICAT, which is as at January 1, 2023(6)	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,410)	$(2,140)	$(1,010)	$890	$1,670	$2,360
Impact of risk mitigation - hedging(4)	1,200	740	340	(280)	(510)	(690)
Impact of risk mitigation - reinsurance(4)	1,480	930	440	(390)	(730)	(1,030)
VA net of risk mitigation	(730)	(470)	(230)	220	430	640
General fund equity	(520)	(370)	(210)	240	490	730
Contractual service margin ($ millions, pre-tax)	$(1,250)	$(840)	$(440)	$460	$920	$1,370
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(620)	$(410)	$(210)	$210	$(400)	$600
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,080)	$(1,330)	$(630)	$610	$(1,180)	$1,780
MLI’s LICAT ratio (change in percentage points)(6)	(3)	(2)	(1)	1	2	3

(1)	See “Caution related to sensitivities” above.
(2)	This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.
(3)	The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.
(4)	For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income.
(5)	The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.
(6)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

C4	Interest rate and spread risk sensitivities and exposure measures

As at March 31, 2023, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below includes the potential impacts from a 50 basis point parallel move in interest rates on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling.
The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income (“FVOCI”) and as a result, impacts from changes to interest rates are largely

Manulife Financial Corporation – First Quarter 2023	28

in other comprehensive income. There are also changes in interest rates that impact the CSM for variable fee approach (“VFA”) contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impacts net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could lead to variations in the impact to net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, contractual service margin at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 96 of our 2022 Annual Report). More information on ALDA can be found under the section C5 “Alternative long-duration asset performance risk”.

A reduction in interest rates results in a neutral impact to the LICAT ratio while a rise in interest rates results in a small improvement to the LICAT ratio. This reflects the sum of the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM and the surplus allowance.

The following table shows the potential impacts from a 50 basis point parallel move in interest rates on contractual service margin and net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Manulife Financial Corporation – First Quarter 2023	29

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4)

As at March 31, 2023	Interest rates(2),(3)		Corporate spreads(4)		Swap spreads(4)
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$(100)	$–	$(100)	$–	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(200)	200	(100)	100	(100)	100
Total comprehensive income attributed to shareholders	(100)	100	(100)	100	–	–

As at December 31, 2022
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$(100)	$–	$(100)	$–	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	200	–	–	(100)	100
Total comprehensive income attributed to shareholders	(200)	100	–	–	–	–

(1) See “Caution related to sensitivities” above.
(2) Estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.

(3)   Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(4) The participating policy funds are largely self-supporting and generate no material impact as a result of changes in corporate and swap spreads.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.

Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at March 31, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	–	1	(3)	3	–	–

As at January 1, 2023(6)
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	(1)	1	(3)	3	–	–

(1)	See “Caution related to sensitivities” above.
(2)	In addition, estimates include changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)

Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(4)	LICAT impacts do not reflect the impact of the scenario switch discussed below.
(5)

Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads do not reflect the impact of the scenario switch discussed below.

(6)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

LICAT Scenario Switch

When interest rates decline past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI guidelines for LICAT.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s balance sheet.

With the current level of interest rates in 1Q23, the probability of a scenario switch has decreased significantly. We do not expect IFRS17 to materially affect the previously disclosed estimate of a potential switch in the scenarios of

[1]	LICAT geographic locations include North America, the United Kingdom, Europe, Japan, and Other Region.

Manulife Financial Corporation – First Quarter 2023	30

approximately a one-time six percentage point decrease in MLI’s LICAT ratio. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the OSFI Advisory effective January 1, 2021 and the LICAT Guideline effective January 1, 2023.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent increases in interest rates and/or corporate spreads.

C5	Alternative long-duration asset performance risk

The following table shows the potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to oil and gas.

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly traded equity performance risk” for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	March 31, 2023		December 31, 2022
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(100)	$100	$(100)	$100
Net income attributed to shareholders(2)	(2,500)	2,500	(2,500)	2,500
Other comprehensive income attributed to shareholders	(100)	100	(100)	100
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,600)	2,600

(1)	See “Caution related to sensitivities” above.
(2)	Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	March 31, 2023		January 1, 2023(2)
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(3)	3	(3)	3

(1)	See “Caution Related to Sensitivities” above.
(2)	LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

C6	Foreign exchange risk sensitivities and exposure measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from foreign exchange rate changes. As at December 31, 2022, we did not have a material unmatched currency exposure.

The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies. Note that the impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

Potential impact on core earnings of changes in foreign exchange rates(1),(2)

As at December 31, 2022 ($ millions)	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$(320)	$320
10% change in the Canadian dollar relative to the Japanese yen	(40)	40

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and Other Financial Measures” below for more information.
(2)	See “Caution Related to Sensitivities” above.

Manulife Financial Corporation – First Quarter 2023	31

LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.

C7	Credit risk exposure measures

We use the ECL impairment allowance model in accordance with IFRS to establish and maintain allowances on our debt instruments measured at FVOCI or amortized cost. ECL allowances are measured on a probability-weighted basis, based on four macroeconomic scenarios, and incorporate past events, current market conditions, and reasonable supportable information about future economic conditions.

We measure ECL allowances using a three-stage approach. We recognize the credit losses expected to result from defaults occurring within 12 months of the reporting date for financial instruments which have not experienced a significant increase in credit risk (Stage 1). Full lifetime ECLs are recognized following a significant increase in credit risk since original recognition or having become 30 days in arrears in principal or interest payments (Stage 2) and when financial instruments are considered credit-impaired (Stage 3). Interest income on Stage 3 financial instruments is determined based on the carrying amount of the asset, net of any credit loss allowance.

For more information on ECL, refer to note 25 of our Consolidated Financial Statements for the year ended December 31, 2022.

C8	Risk factors – strategic risk from changes in tax laws[1]

As noted in “Risk Management and Risk Factors – Strategic Risk Factors” in the MD&A in our 2022 Annual Report, we outlined risk factors that could impact our financial plans and ability to implement our business strategy. The macro-economic environment can be significantly impacted by the actions of both the government sector, including central banks, and the private sector. Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our policy liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

•

In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development (“OECD”) / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On March 28, 2023, the Canadian government reaffirmed its commitment to the two-pillar solution in its 2023 Budget statement and set a target date of December 31, 2023 for implementation of the Pillar 2 global minimum tax. This would first apply to the Company’s 2024 fiscal year if enacted on this timeline. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry. If enacted, we expect an increase in the effective tax rate, pending further details on timing and specific implementation in both Canada and other affected countries.

•

Canada’s 2023 Budget statement also proposed to deny financial institutions of the traditional tax deduction of dividends received on shares of Canadian corporations when such shares are held as mark-to-market property. The affected property is a small component of the investment portfolio that supports the Company’s business. Should this rule be enacted as proposed, the Company would expect its tax expense on investment income to increase starting in 2024, though not significantly. The resulting lower net investment income would also reduce the value of certain in-force insurance policies and put pressure on policy pricing going forward.

[1]	See “Caution regarding forward-looking statements” below.

Manulife Financial Corporation – First Quarter 2023	32

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

Disclosures in accordance with IFRS 7 and/or IFRS 17 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1	Critical actuarial and accounting policies

Our significant accounting policies are described in note 1 and note 25 to our Consolidated Financial Statements for the year ended December 31, 2022. The critical actuarial policies and estimation processes relate to the determination of insurance and investment contract liabilities are described in note 5 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2023. The critical accounting policies and estimation processes relate to the assessment of control over other entities for consolidation, estimation of fair value of invested assets and evaluation of invested asset impairment, appropriate accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 96 of our 2022 Annual Report.

D2	Sensitivity of earnings to changes in assumptions

The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts’ non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Manulife Financial Corporation – First Quarter 2023	33

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions(1)

As at December 31, 2022	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	$(1,400)	$(600)	$100	$–	$100	$–	$200	$–
Portfolios where a decrease in rates increases insurance contract liabilities	–	(500)	(100)	–	100	100	–	100
5% adverse change in future morbidity rates(4)(5)(6)
(incidence and termination)	(1,100)	(1,000)	(3,600)	(3,600)	600	600	(3,000)	(3,000)
10% change in future policy termination rates(3),(5)
Portfolios where an increase in rates increases insurance contract liabilities	(500)	(400)	(100)	(100)	(100)	(100)	(200)	(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(1,800)	(1,200)	–	(100)	400	300	400	200
5% increase in future expense levels	(800)	(700)	–	–	–	–	–	–

(1)	The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact to the contractual service margin and shareholder income.
(2)	An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.
(3)	The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.
(4)	No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.
(5)	The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.
(6)	This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions on Long Term Care(1)

As at December 31, 2022	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders
($ millions, post-tax except CSM)	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions
2% adverse change in future mortality rates(2),(3)	$(400)	$(400)	$–	$–	$–	$–	$–	$–
5% adverse change in future morbidity incidence rates(2),(3)	(700)	(700)	(1,100)	(1,100)	200	200	(900)	(900)
5% adverse change in future morbidity claims termination rates(2),(3)	(700)	(700)	(1,800)	(1,800)	300	300	(1,500)	(1,500)
10% adverse change in future policy termination rates(2),(3)	(400)	(400)	–	–	100	100	100	100
5% increase in future expense levels(3)	(100)	(100)	–	–	–	–	–	–

(1)	Translated from US$ at 1.3549 for 2022.
(2)	The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.
(3)	The impact of favourable changes to all the sensitivities is relatively symmetrical.

Manulife Financial Corporation – First Quarter 2023	34

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at March 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	(100)	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(300)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	(100)	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

(1)	Note that the impact of these assumptions are not linear.
(2)	Used in the determination of insurance contract liabilities with financial guarantees. This includes universal Life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

D3	Accounting and reporting changes

Manulife adopted IFRS 17 and IFRS 9 effective for years beginning on January 1, 2023, to be applied retrospectively. See “Future Accounting and Reporting Changes” in the MD&A in our 2022 Annual Report (“2022 MD&A”). Our 2022 results have been restated for the adoption of IFRS 17, including the classification transition option, and IFRS 9. For other accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2023.

E	OTHER

E1	Outstanding common shares – selected information

As at April 30, 2023, MFC had 1,845,886,345 common shares outstanding.

E2	Legal and regulatory proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three months ended March 31, 2023.

E3	Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; total expenditures; core expenditures; transitional net income (loss) attributed to shareholders; transitional net income (loss) attributed to shareholders (pre-tax); transitional net income (loss) before income taxes; transitional net income (loss); common shareholders’ transitional net income; Drivers of

Manulife Financial Corporation – First Quarter 2023	35

Earnings (“DOE”) line items for net investment result, other, income tax (expense) recovery and transitional net income attributed to participating policyholders and NCI; core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expense) recovery; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures, net income attributed to shareholders, and common shareholders’ net income.

Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); transitional return on common shareholders’ equity (“transitional ROE”); transitional basic earnings per common share (“transitional basic EPS”); transitional diluted earnings per common share (“transitional diluted EPS”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; expenditure efficiency ratio; core EBITDA margin; effective tax rate on core earnings, effective tax rate on transitional net income attributed to shareholders; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures, net income attributed to shareholders, common shareholders’ net income, pre-tax net income attributed to shareholders, general expenses, DOE line item for net insurance service result, CSM, CSM net of NCI, impact of new insurance business, new business CSM net of NCI, basic earnings per common share (“basic EPS”), and diluted earnings per common share (“diluted EPS”).

Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value (“EV”); new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”), Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings, and the components of CSM movement other than the new business CSM.

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUM and the CSM balance and the average rates of exchange for periodic financial measures such as our income statement, core earnings and items excluded from core earnings, transitional net income measures, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars.

Quarterly rates of exchange, Canadian to U.S. dollars are as follows:

	1Q23	4Q22	3Q22	2Q22	1Q22
Average(1)	1.3524	1.3575	1.3057	1.2765	1.2663
Period end(1)	1.3534	1.3749	1.3740	1.2900	1.2496

(1)	Average and period end rates for the quarter are from the Bank of Canada.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods

Manulife Financial Corporation – First Quarter 2023	36

and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

We have updated our definition of core earnings to reflect the change in the recognition, measurement and presentation of insurance contract liabilities and financial assets and liabilities under IFRS 17 and IFRS 9, respectively, and have also replaced the nomenclature of the items included in core earnings and the net income items excluded from core earnings to conform with the nomenclature under IFRS 17 and IFRS 9.

Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of March 31, 2023.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1.

Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).

2.	Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).

3.	Insurance experience gains or losses that flow directly through net income.

4.	Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.

5.	Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.

6.	Changes in ECL for FVOCI and amortized cost debt instruments.

7.	Expected asset returns on surplus investments.

8.	All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.

9.	All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.

10.	Routine or non-material legal settlements.

11.	All other items not specifically excluded.

Manulife Financial Corporation – First Quarter 2023	37

12.	Tax on the above items.

13.	All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Net income items excluded from core earnings:

1.	Market experience gains (losses) including the items listed below:

•	Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
•	Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
•	Realized gains (charges) from the sale of FVOCI fixed income assets.
•

Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

•	Gains (charges) related to certain changes in foreign exchange rates.

2.	Changes in Actuarial Methods and Assumptions used in the measurement of insurance contract liabilities that flow directly through income.

•

The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

•	Changes related to the ultimate spot rate within the discount curves are included in the market experience gains (losses).

3.	The impact on the measurement of insurance and investment contract liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.

4.	The fair value changes in long-term investment plan (“LTIP”) obligations for Global WAM investment management.

5.	Goodwill impairment charges.

6.	Gains or losses on acquisition and disposition of a business.

7.	Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.

8.	Tax on the above items.

9.	Net income (loss) attributed to participating shareholders and non-controlling interests.

10.	Impact of enacted or substantially enacted income tax rate changes.

As noted in section A1 “Implementation of IFRS 17”, our 2022 quarterly results are not directly comparable to 2023 results because IFRS 9 hedge accounting and expected credit loss (“ECL”) principles are applied prospectively effective January 1, 2023. Accordingly, we have presented comparative quarterly 2022 core earnings and our transitional net income metrics (see “Transitional net income to shareholders” paragraph below) inclusive of IFRS 9 hedge accounting and expected credit loss principles as if IFRS had allowed such principles to be implemented for 2022 (the “IFRS 9 transitional impacts”).

Transitional net income (loss) attributed to shareholders is a financial measure where our 2022 net income attributed to shareholders includes the effects of the IFRS 9 transitional impacts which we believe will assist investors in evaluating our operational performance because the associated adjustments are reported in our 2023 net income attributed to shareholders. Transitional net income (loss) before income taxes and Transitional net income (loss) similarly include the effect of the IFRS 9 transitional impacts on our income before income taxes and net income, respectively. Transitional financial measures are temporary and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

Manulife Financial Corporation – First Quarter 2023	38

Reconciliation of core earnings to net income attributed to shareholders

	1Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$613	$423	$219	$345	$119	$1,719
Income tax (expense) recovery
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to
Non-controlling interests (“NCI”)	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(33)	1	(28)	(60)
Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$557	$438	$471	$332	$3	$1,801

Core earnings, CER basis and U.S. dollars

	1Q23
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$489	$353	$385	$287	$17	$1,531
CER adjustment(1)	–	–	–	–	–	–
Core earnings, CER basis (post-tax)	$489	$353	$385	$287	$17	$1,531
Income tax on core earnings, CER basis(2)	68	85	86	45	(14)	270
Core earnings, CER basis (pre-tax)	$557	$438	$471	$332	$3	$1,801
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$361		$285
CER adjustment US $(1)	–		–
Core earnings, CER basis (post-tax), US $	$361		$285

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q23.

Manulife Financial Corporation – First Quarter 2023	39

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$403	$(37)	$(68)	$461	$(62)	$697
Income tax (expense) recovery
Core earnings	(82)	(81)	(96)	(47)	71	(235)
Items excluded from core earnings	(21)	67	120	(13)	308	461
Income tax (expense) recovery	(103)	(14)	24	(60)	379	226
Net income (post-tax)	300	(51)	(44)	401	317	923
Less: Net income (post-tax) attributed to
Non-controlling interests	32	–	–	–	1	33
Participating policyholders	(47)	22	–	–	–	(25)
Net income (loss) attributed to shareholders (post-tax)	315	(73)	(44)	401	316	915
IFRS 9 transitional impacts (post-tax)	178	193	(62)	–	4	313
Transitional net income (loss) attributed to shareholders (post-tax)	493	120	(106)	401	320	1,228
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	12	(136)	(514)	45	(62)	(655)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	–	82	313	340
Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
Income tax on core earnings (see above)	82	81	96	47	(71)	235
Core earnings (pre-tax)	$578	$377	$504	$321	$(2)	$1,778

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$496	$296	$408	$274	$69	$1,543
CER adjustment(1)	11	–	(2)	(1)	–	8
Core earnings, CER basis (post-tax)	$507	$296	$406	$273	$69	$1,551
Income tax on core earnings, CER basis(2)	80	82	95	48	(71)	234
Core earnings, CER basis (pre-tax)	$587	$378	$501	$321	$(2)	$1,785
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$365		$301
CER adjustment US $(1)	11		–
Core earnings, CER basis (post-tax), US $	$376		$301

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q22.

Manulife Financial Corporation – First Quarter 2023	40

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$266	$1,029	$(607)	$324	$(528)	$484
Income tax (expense) recovery
Core earnings	(54)	(94)	(83)	(51)	13	(269)
Items excluded from core earnings	11	(92)	243	14	33	209
Income tax (expense) recovery	(43)	(186)	160	(37)	46	(60)
Net income (post-tax)	223	843	(447)	287	(482)	424
Less: Net income (post-tax) attributed to
Non-controlling interests	34	–	–	–	–	34
Participating policyholders	(91)	(10)	–	–	–	(101)
Net income (loss) attributed to shareholders (post-tax)	280	853	(447)	287	(482)	491
IFRS 9 transitional impacts (post-tax)	(104)	(372)	761	–	1	286
Transitional net income (loss) attributed to shareholders (post-tax)	176	481	314	287	(481)	777
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(202)	43	(98)	(67)	(251)	(575)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(13)	–	–	(13)
Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
Income tax on core earnings (see above)	54	94	83	51	(13)	269
Core earnings (pre-tax)	$441	$485	$520	$405	$(243)	$1,608

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$387	$391	$437	$354	$(230)	$1,339
CER adjustment(1)	20	–	15	10	(7)	38
Core earnings, CER basis (post-tax)	$407	$391	$452	$364	$(237)	$1,377
Income tax on core earnings, CER basis(2)	57	94	87	51	(13)	276
Core earnings, CER basis (pre-tax)	$464	$485	$539	$415	$(250)	$1,653
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$296		$335
CER adjustment US $(1)	4		–
Core earnings, CER basis (post-tax), US $	$300		$335

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q22.

Manulife Financial Corporation – First Quarter 2023	41

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$49	$(923)	$(1,561)	$170	$(391)	$(2,656)
Income tax (expense) recovery
Core earnings	(64)	(88)	(101)	(60)	12	(301)
Items excluded from core earnings	(35)	415	436	40	(2)	854
Income tax (expense) recovery	(99)	327	335	(20)	10	553
Net income (post-tax)	(50)	(596)	(1,226)	150	(381)	(2,103)
Less: Net income (post-tax) attributed to
Non-controlling interests	52	–	–	–	–	52
Participating policyholders	(51)	15	–	–	–	(36)
Net income (loss) attributed to shareholders (post-tax)	(51)	(611)	(1,226)	150	(381)	(2,119)
IFRS 9 transitional impacts (post-tax)	(176)	882	1,581	–	–	2,287
Transitional net income (loss) attributed to shareholders (post-tax)	(227)	271	355	150	(381)	168
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(677)	(95)	(73)	(177)	(336)	(1,358)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	–	–	–	–
Core earnings (post-tax)	$450	$366	$428	$327	$(45)	$1,526
Income tax on core earnings (see above)	64	88	101	60	(12)	301
Core earnings (pre-tax)	$514	$454	$529	$387	$(57)	$1,827

Core earnings, CER basis and U.S. dollars
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$450	$366	$428	$327	$(45)	$1,526
CER adjustment(1)	25	–	25	13	1	64
Core earnings, CER basis (post-tax)	$475	$366	$453	$340	$(44)	$1,590
Income tax on core earnings, CER basis(2)	66	88	107	62	(12)	311
Core earnings, CER basis (pre-tax)	$541	$454	$560	$402	$(56)	$1,901
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$334
CER adjustment US $(1)	(1)		–
Core earnings, CER basis (post-tax), US $	$352		$334

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q22.

Manulife Financial Corporation – First Quarter 2023	42

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$192	$(1,038)	$(775)	$336	$(378)	$(1,663)
Income tax (expense) recovery
Core earnings	(64)	(72)	(61)	(64)	20	(241)
Items excluded from core earnings	(9)	455	237	11	(13)	681
Income tax (expense) recovery	(73)	383	176	(53)	7	440
Net income (post-tax)	119	(655)	(599)	283	(371)	(1,223)
Less: Net income (post-tax) attributed to
Non-controlling interests	2	–	–	–	–	2
Participating policyholders	(22)	17	–	–	–	(5)
Net income (loss) attributed to shareholders (post-tax)	139	(672)	(599)	283	(371)	(1,220)
IFRS 9 transitional impacts (post-tax)	66	998	1,484	–	(3)	2,545
Transitional net income (loss) attributed to shareholders (post-tax)	205	326	885	283	(374)	1,325
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(274)	(8)	592	(61)	(246)	3
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	–	–	(71)	(71)
Core earnings (post-tax)	$479	$334	$293	$344	$(57)	$1,393
Income tax on core earnings (see above)	63	72	61	64	(20)	240
Core earnings (pre-tax)	$542	$406	$354	$408	$(77)	$1,633
Core earnings, CER basis and U.S. dollars
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$479	$334	$293	$344	$(57)	$1,393
CER adjustment(1)	17	–	20	15	2	54
Core earnings, CER basis (post-tax)	$496	$334	$313	$359	$(55)	$1,447
Income tax on core earnings, CER basis(2)	65	72	65	66	(20)	248
Core earnings, CER basis (pre-tax)	$561	$406	$378	$425	$(75)	$1,695
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$378		$232
CER adjustment US $(1)	(12)		–
Core earnings, CER basis (post-tax), US $	$366		$232

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q22.

Manulife Financial Corporation – First Quarter 2023	43

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$910	$(969)	$(3,011)	$1,291	$(1,359)	$(3,138)
Income tax (expense) recovery
Core earnings	(264)	(335)	(341)	(222)	116	(1,046)
Items excluded from core earnings	(54)	845	1,036	52	326	2,205
Income tax (expense) recovery	(318)	510	695	(170)	442	1,159
Net income (post-tax)	592	(459)	(2,316)	1,121	(917)	(1,979)
Less: Net income (post-tax) attributed to
Non-controlling interests	120	–	–	–	1	121
Participating policyholders	(211)	44	–	–	–	(167)
Net income (loss) attributed to shareholders (post-tax)	683	(503)	(2,316)	1,121	(918)	(1,933)
IFRS 9 transitional impacts (post-tax)	(36)	1,701	3,764	–	2	5,431
Transitional net income (loss) attributed to shareholders (post-tax)	647	1,198	1,448	1,121	(916)	3,498
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(1,141)	(196)	(93)	(260)	(895)	(2,585)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	(13)	82	242	256
Core earnings (post-tax)	1,812	1,387	1,566	1,299	(263)	5,801
Income tax on core earnings (see above)	263	335	341	222	(116)	1,045
Core earnings (pre-tax)	$2,075	$1,722	$1,907	$1,521	$(379)	$6,846
Core earnings, CER basis and U.S. dollars
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$1,812	$1,387	$1,566	$1,299	$(263)	$5,801
CER adjustment(1)	73	–	58	37	(4)	164
Core earnings, CER basis (post-tax)	$1,885	$1,387	$1,624	$1,336	$(267)	$5,965
Income tax on core earnings, CER basis(2)	268	336	354	227	(116)	1,069
Core earnings, CER basis (pre-tax)	$2,153	$1,723	$1,978	$1,563	$(383)	$7,034
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,392		$1,202
CER adjustment US $(1)	2		–
Core earnings, CER basis (post-tax), US $	$1,394		$1,202

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the 4 respective quarters that make up 2022 core earnings.

Manulife Financial Corporation – First Quarter 2023	44

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

	Quarterly Results					Full Year Results

(US $ millions)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Hong Kong	$159	$153	$127	$184	$204	$668
Japan	62	76	71	81	80	308
Asia Other(1)	137	126	102	93	98	419
International High Net Worth						75
Mainland China						29
Singapore						136
Vietnam						109
Other Emerging Markets(2)						70
Regional Office	3	10	(4)	(5)	(4)	(3)
Total Asia core earnings	$361	$365	$296	$353	$378	$1,392

(1)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(2)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					Full Year Results

(US $ millions), CER basis(1)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Hong Kong	$159	$153	$127	$184	$204	$668
Japan	62	82	75	79	70	306
Asia Other(2)	137	131	102	94	96	423
International High Net Worth						75
Mainland China						28
Singapore						141
Vietnam						108
Other Emerging Markets(3)						71
Regional Office	3	10	(4)	(5)	(4)	(3)
Total Asia core earnings, CER basis	$361	$376	$300	$352	$366	$1,394

(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.
(2)	Core earnings for Asia Other is reported by country annually, on a full year basis.
(3)	Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

	Quarterly Results					Full Year Results

(Canadian $ millions)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Insurance	$257	$206	$283	$268	$227	$984
Annuities	53	45	57	61	75	238
Manulife Bank	43	45	51	37	32	165
Total Canada core earnings	$353	$296	$391	$366	$334	$1,387

U.S.

	Quarterly Results					Full Year Results

(US $ millions)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
U.S. Insurance	$257	$259	$291	$297	$169	$1,016
U.S. Annuities	28	42	44	37	63	186
Total U.S. core earnings	$285	$301	$335	$334	$232	$1,202

Manulife Financial Corporation – First Quarter 2023	45

Global WAM by business line

	Quarterly Results					Full Year Results

(Canadian $ millions)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Retirement	$164	$156	$186	$161	$170	$673
Retail	121	130	149	137	155	571
Institutional asset management	2	(12)	19	29	19	55
Total Global WAM core earnings	$287	$274	$354	$327	$344	$1,299

	Quarterly Results					Full Year Results

(Canadian $ millions), CER basis(1)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Retirement	$164	$154	$193	$168	$179	$694
Retail	121	130	152	141	160	583
Institutional asset management	2	(12)	19	31	20	58
Total Global WAM core earnings, CER basis	$287	$272	$364	$340	$359	$1,335
(1) Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23. Global WAM by geographic source
	Quarterly Results					Full Year Results

(Canadian $ millions)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Asia	$84	$79	$82	$82	$93	$336
Canada	88	78	113	104	106	401
U.S.	115	117	159	141	145	562
Total Global WAM core earnings	$287	$274	$354	$327	$344	$1,299

	Quarterly Results					Full Year Results

(Canadian $ millions), CER basis(1)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Asia	$84	$80	$86	$87	$99	$352
Canada	88	78	112	104	106	400
U.S.	115	114	166	149	154	583
Total Global WAM core earnings, CER basis	$287	$272	$364	$340	$359	$1,335

(1)   Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results
	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core earnings	$1,531	$1,543	$1,339	$1,526	$1,393	$5,801
Less: Preferred share dividends	(52)	(97)	(51)	(60)	(52)	(260)
Core earnings available to common shareholders	1,479	1,446	1,288	1,466	1,341	5,541
CER adjustment(1)	–	8	38	64	54	164
Core earnings available to common shareholders, CER basis	$1,479	$1,454	$1,326	$1,530	$1,395	$5,705

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Manulife Financial Corporation – First Quarter 2023	46

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					Full Year Results

($ millions, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core earnings available to common shareholders	$1,479	$1,446	$1,288	$1,466	$1,341	$5,541
Annualized core earnings available to common shareholders	$5,998	$5,737	$5,110	$5,880	$5,439	$5,541
Average common shareholders’ equity (see below)	$40,465	$40,667	$40,260	$39,095	$38,881	$39,726
Core ROE (annualized) (%)	14.8%	14.1%	12.7%	15.1%	14.0%	14.0%
Average common shareholders’ equity
Total shareholders’ and other equity	$47,375	$46,876	$47,778	$46,061	$44,459	$46,876
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	5,670	6,660
Common shareholders’ equity	$40,715	$40,216	$41,118	$39,401	$38,789	$40,216
Average common shareholders’ equity	$40,465	$40,667	$40,260	$39,095	$38,881	$39,726

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

For the three months ended March 31, ($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)	2023	2022
Core earnings highest potential businesses(1)	$912	$912
Core earnings - All other businesses	619	481
Core earnings	1,531	1,393
Items excluded from core earnings	(125)	(68)
Net income (loss) attributed to shareholders / Transitional	$1,406	$1,325
Less: IFRS 9 transitional impacts (post-tax)	–	2,545
Net income (loss) attributed to shareholders	$1,406	$(1,220)
Highest potential businesses core earnings contribution	60%	65%

(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.

The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings. The effective tax rate on net income attributed to shareholders is equal to income tax on transitional net income attributed to shareholders divided by pre-tax net income attributed to shareholders.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					Full Year Results

	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Per share dividend	$0.37	$0.33	$0.33	$0.33	$0.33	$1.32
Core EPS	$0.79	$0.77	$0.68	$0.76	$0.69	$2.90
Common share core dividend payout ratio	46%	43%	49%	43%	48%	46%

Manulife Financial Corporation – First Quarter 2023	47

Drivers of Earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE has replaced the Source of Earnings that was disclosed under OSFI’s Source of Earnings Disclosure (Life Insurance Companies) guideline. The DOE line items are comprised of amounts that have been included in our financial statements. The DOE shows the sources of net income (loss) attributed to shareholders and the core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. We have included transitional non-GAAP financial measures for our 2022 comparative quarterly results.

The elements of the core earnings view are described below:

Net Insurance Service Result represents the net income attributed to shareholders associated with providing insurance service to policyholders within the period. This includes lines attributed to core earnings including:

•

Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.

•

Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.

•

Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.

•	Other represents pre-tax transitional net income on residual items in the insurance result section.

Net Investment Result represents the net income attributed to shareholders associated with investment results within the period. Note that results associated with Global Wealth and Asset Management and Manulife Bank are shown on separate DOE lines. However within the income statement, the results associated with these businesses would impact the total net investment result. This section includes lines attributed to core earnings including:

•	Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance contract liabilities, net of investment expenses.

•

Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.

•	Expected earnings on surplus reflects the expected investment return on surplus assets.

•	Other represents pre-tax net income on residual items in the investment result section.

Global Wealth and Asset Management (“Global WAM”) is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

•

Non-Directly Attributable Expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses excludes non-directly attributable investment expenses as they are included in the net investment result.

•	Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Manulife Financial Corporation – First Quarter 2023	48

Net income attributed to shareholders includes the following items excluded from core earnings:

•	Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.

•	Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.

•	Restructuring charges includes a charge taken to reorganize operations.

•

Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantially enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more details in our definition of items excluded from core earnings.

Manulife Financial Corporation – First Quarter 2023	49

Drivers of Earnings (“DOE”) – 1Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$370	$259	$173	$–	$47	$849
Net investment result	285	117	101	–	244	747
Global WAM	–	–	–	345	–	345
Manulife Bank	–	65	–	–	–	65
Other	(42)	(18)	(55)	–	(172)	(287)
Net income (loss) before income taxes	613	423	219	345	119	1,719
Income tax (expense) recovery	(105)	(99)	(33)	(48)	(24)	(309)
Net income (loss)	508	324	186	297	95	1,410
Less: Net income (loss) attributed to NCI	(54)	–	–	–	–	(54)
Less: Net income (loss) attributed to participating policyholders	65	(15)	–	–	–	50
Net income (loss) attributed to shareholders (post-tax)	$519	$309	$186	$297	$95	$1,406
Reconciliations of DOE line items to the consolidated financial statements and DOE presentation
Net insurance service result reconciliation
Total insurance service result - financial statements	$370	$259	$173	$–	$47	$849
Less: Insurance service result attributed to:
Items excluded from core earnings	26	–	1	–	(1)	26
NCI	40	–	–	–	–	40
Participating policyholders	(51)	26	–	–	–	(25)
Core net insurance result	$355	$233	$172	$–	$48	$808
Core net insurance result, CER adjustment(1)	–	–	–	–	–	–
Core net insurance result, CER basis	$355	$233	$172	$–	$48	$808
Total investment result reconciliation
Total investment result per financial statements	$285	$463	$101	$(260)	$381	$970
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(346)	–	260	–	(86)
Less: Consolidation adjustments(2)	–	–	–	–	(137)	(137)
Less: Other	–	–	–	–	–	–
Net investment result	$285	$117	$101	$–	$244	$747
Less: Net investment result attributed to:
Items excluded from core earnings	34	(40)	(200)	–	81	(125)
NCI	24	–	–	–	–	24
Participating policyholders	3	–	–	–	–	3
Core net investment result	224	157	301	–	163	845
Core net investment result, CER adjustment(1)	–	–	–	–	–	–
Core net investment result, CER basis	$224	$157	$301	$–	$163	$845
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$65	$–	$345	$–	$410
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	13	–	18
Core earnings in Manulife Bank and Global WAM	$–	$60	$–	$332	$–	$392
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$60	$–	$332	$–	$392

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – First Quarter 2023	50

Drivers of Earnings (“DOE”) – 1Q23 (continued)

	1Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$10	$72	$24	$1,665	$(80)	$1,691
General expenses per financial statements	(48)	(123)	(74)	(726)	(115)	(1,086)
Commission related to non-insurance contracts	(2)	(16)	(1)	(329)	10	(338)
Interest expense per financial statements	(2)	(232)	(4)	(5)	(124)	(367)
Total financial statements values included in Other	(42)	(299)	(55)	605	(309)	(100)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	281	–	(605)	–	(324)
Less: Consolidation adjustments(1)	–	–	–	–	137	137
Other	–	–	–	–	–	–
Other	(42)	(18)	(55)	–	(172)	(287)
Less: Other attributed to:
Items excluded from core earnings	(9)	(1)	(53)	–	36	(27)
NCI	–	–	–	–	–	–
Participating policyholders	(2)	(3)	–	–	–	(5)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(22)	(12)	(2)	–	(208)	(244)
Core Other, CER adjustment(2)	–	–	–	–	–	–
Core Other, CER basis	$(22)	$(12)	$(2)	$–	$(208)	$(244)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(105)	$(99)	$(33)	$(48)	$(24)	$(309)
Less: income tax recovery (expense) attributed to:
Items excluded from core earnings	(21)	(8)	53	(3)	(38)	(17)
NCI	(10)	–	–	–	–	(10)
Participating policyholders	(6)	(6)	–	–	–	(12)
Core income tax recovery (expense)	$(68)	$(85)	$(86)	$(45)	$14	$(270)
Core income tax recovery (expense), CER adjustment(2)	–	–	–	–	–	–
Core income tax recovery (expense), CER basis	$(68)	$(85)	$(86)	$(45)	$14	$(270)
Net income attributable to shareholders, CER basis(3)
Net insurance service result	$370	$259	$173	$–	$47	$849
Net investment result	285	117	101	–	244	747
Global WAM	–	–	–	345	–	345
Manulife Bank	–	65	–	–	–	65
Other	(42)	(18)	(55)	–	(172)	(287)
Net income (loss) before income taxes, CER basis	$613	$423	$219	$345	$119	$1,719

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	51

Drivers of Earnings (“DOE”) – 4Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$485	$301	$126	$–	$49	$961
Transitional net investment result	169	(69)	(259)	–	62	(97)
Global WAM	–	–	–	461	–	461
Manulife Bank	–	72	–	–	–	72
Other	(39)	(27)	(15)	–	(167)	(248)
Transitional net income (loss) before income taxes	615	277	(148)	461	(56)	1,149
Transitional income tax (expense) recovery	(122)	(135)	42	(60)	377	102
Transitional net income (loss)	493	142	(106)	401	321	1,251
Less: Transitional net income (loss) attributed to NCI	(34)	–	–	–	(1)	(35)
Less: Transitional net income (loss) attributed to participating policyholders	34	(22)	–	–	–	12
Transitional net income (loss) attributed to shareholders (post-tax)	$493	$120	$(106)	$401	$320	$1,228

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

Net insurance service result reconciliation
Total insurance service result - financial statements	$485	$301	$126	$–	$49	$961
Less: Insurance service result attributed to:
Items excluded from core earnings	69	1	10	–	(1)	79
NCI	18	–	–	–	–	18
Participating policyholders	15	84	–	–	–	99
Core net insurance result	$383	$216	$116	$–	$50	$765
Core net insurance result, CER adjustment(1)	6	–	(1)	–	(1)	4
Core net insurance result, CER basis	$389	$216	$115	$–	$49	$769
Transitional net investment result reconciliation
Total investment result per financial statements	$(45)	$(60)	$(179)	$(149)	$157	$(276)
IFRS 9 transitional impacts	214	312	(80)	–	7	453
Total including transitional impacts	169	252	(259)	(149)	164	177
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(324)	–	149	–	(175)
Less: Consolidation adjustments(2)	–	–	–	–	(102)	(102)
Less: Other	–	3	–	–	–	3
Transitional net investment result	$169	$(69)	$(259)	$–	$62	$(97)
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(54)	(189)	(662)	–	(75)	(980)
NCI	31	–	–	–	–	31
Participating policyholders	(15)	(2)	–	–	–	(17)
Core net investment result	207	122	403	–	137	869
Core net investment result, CER adjustment(1)	6	–	(1)	–	–	5
Core net investment result, CER basis	$213	$122	$402	$–	$137	$874
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$72	$–	$461	$–	$533
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	140	–	145
Core earnings in Manulife Bank and Global WAM	$–	$67	$–	$321	$–	$388
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$67	$–	$321	$–	$388

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – First Quarter 2023	52

Drivers of Earnings (“DOE”) – 4Q22 (continued)

	4Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$15	$67	$17	$1,646	$(74)	$1,671
General expenses per financial statements	(42)	(135)	(29)	(715)	(81)	(1,002)
Commission related to non-insurance contracts	(3)	(14)	2	(316)	11	(320)
Interest expense per financial statements	(8)	(196)	(4)	(5)	(124)	(337)
Total financial statements values included in Other	(38)	(278)	(14)	610	(268)	12
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	252	–	(610)	–	(358)
Less: Consolidation adjustments(1)	–	–	–	–	101	101
Other	(1)	(1)	(1)	–	–	(3)
Other	(39)	(27)	(15)	–	(167)	(248)
Less: Other attributed to:
Items excluded from core earnings	–	–	–	–	22	22
NCI	–	–	–	–	–	–
Participating policyholders	(7)	(1)	–	–	–	(8)
Add: Par earnings transfer to shareholders	20	(2)	–	–	–	18
Core Other	(12)	(28)	(15)	–	(189)	(244)
Core Other, CER adjustment(2)	(2)	–	(1)	–	1	(2)
Core Other, CER basis	$(14)	$(28)	$(16)	$–	$(188)	$(246)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(102)	$(14)	$23	$(60)	$379	$226
IFRS 9 transitional impacts	(20)	(121)	19	–	(2)	(124)
Transitional income tax recovery (expense)	$(122)	$(135)	$42	$(60)	$377	$102
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	(18)	6	138	(13)	306	419
NCI	(13)	–	–	–	–	(13)
Participating policyholders	(9)	(60)	–	–	–	(69)
Core income tax recovery (expense)	$(82)	$(81)	$(96)	$(47)	$71	$(235)
Core income tax recovery (expense), CER adjustment(2)	2	–	1	(2)	–	1
Core income tax recovery (expense), CER basis	$(80)	$(81)	$(95)	$(49)	$71	$(234)
Net income (loss) attributed to NCI	$32	$–	$–	$–	$1	$33
IFRS 9 transitional impacts	2	–	–	–	–	2
Transitional net income (loss) to NCI	$34	$–	$–	$–	$1	$35
Net income (loss) attributed to participating policyholders	$(47)	$22	$–	$–	$–	$(25)
IFRS 9 transitional impacts	13	–	–	–	–	13
Transitional net income (loss) to participating policyholders	$(34)	$22	$–	$–	$–	$(12)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$493	$301	$126	$–	$48	$968
Net investment result	172	(69)	(258)	–	62	(93)
Global WAM	–	–	–	461	–	461
Manulife Bank	–	72	–	–	–	72
Other	(41)	(27)	(16)	–	(166)	(250)
Transitional net income (loss) before income taxes, CER basis	$624	$277	$(148)	$461	$(56)	$1,158

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	53

Drivers of Earnings (“DOE”) – 3Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$296	$319	$40	$–	$(206)	$449
Transitional net investment result	(99)	260	334	–	(125)	370
Global WAM	–	–	–	324	–	324
Manulife Bank	–	66	–	–	–	66
Other	(47)	(23)	(16)	–	(197)	(283)
Transitional net income (loss) before income taxes	150	622	358	324	(528)	926
Transitional income tax (expense) recovery	(20)	(151)	(44)	(37)	47	(205)
Transitional net income (loss)	130	471	314	287	(481)	721
Less: Transitional net income (loss) attributed to NCI	(33)	–	–	–	–	(33)
Less: Transitional net income (loss) attributed to participating policyholders	79	10	–	–	–	89
Transitional net income (loss) attributed to shareholders (post-tax)	$176	$481	$314	$287	$(481)	$777

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

Net insurance service result reconciliation
Total insurance service result - financial statements	$296	$319	$40	$–	$(206)	$449
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	28	(12)	–	–	3
NCI	20	–	–	–	–	20
Participating policyholders	(56)	–	–	–	–	(56)
Core net insurance result	$345	$291	$52	$–	$(206)	$482
Core net insurance result, CER adjustment(1)	16	–	1	–	(6)	11
Core net insurance result, CER basis	$361	$291	$53	$–	$(212)	$493
Transitional net investment result reconciliation
Total investment result per financial statements	$17	$968	$(631)	$(292)	$(19)	$43
IFRS 9 transitional impacts	(116)	(406)	965	–	(1)	442
Total including transitional impacts	(99)	562	334	(292)	(20)	485
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(299)	–	292	–	(7)
Less: Consolidation adjustments(2)	–	–	–	–	(105)	(105)
Less: Other	–	(3)	–	–	–	(3)
Transitional net investment result	$(99)	$260	$334	$–	$(125)	$370
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(262)	131	(135)	–	(200)	(466)
NCI	15	–	–	–	–	15
Participating policyholders	(5)	(16)	–	–	–	(21)
Core net investment result	153	145	469	–	75	842
Core net investment result, CER adjustment(1)	9	–	18	–	(1)	26
Core net investment result, CER basis	$162	$145	$487	$–	$74	$868
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$66	$–	$324	$–	$390
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(4)	–	(81)	–	(85)
Core earnings in Manulife Bank and Global WAM	$–	$70	$–	$405	$–	$475
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	10	–	10
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$70	$–	$415	$–	$485

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – First Quarter 2023	54

Drivers of Earnings (“DOE”) – 3Q22 (continued)

	3Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$47	$62	$51	$1,555	$(168)	$1,547
General expenses per financial statements	(89)	(126)	(65)	(618)	(16)	(914)
Commission related to non-insurance contracts	(4)	(12)	1	(319)	2	(332)
Interest expense per financial statements	(1)	(182)	(3)	(2)	(121)	(309)
Total financial statements values included in Other	(47)	(258)	(16)	616	(303)	(8)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	233	–	(616)	–	(383)
Less: Consolidation adjustments(1)	–	–	–	–	106	106
Other	–	2	–	–	–	2
Other	(47)	(23)	(16)	–	(197)	(283)
Less: Other attributed to:
Items excluded from core earnings	16	–	(15)	–	(85)	(84)
NCI	1	–	–	–	–	1
Participating policyholders	2	–	–	–	–	2
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(57)	(21)	(1)	–	(112)	(191)
Core Other, CER adjustment(2)	(2)	–	–	–	–	(2)
Core Other, CER basis	$(59)	$(21)	$(1)	$–	$(112)	$(193)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(43)	$(186)	$160	$(37)	$46	$(60)
IFRS 9 transitional impacts	23	35	(204)	–	1	(145)
Transitional income tax recovery (expense)	$(20)	$(151)	$(44)	$(37)	$47	$(205)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	47	(65)	39	14	34	69
NCI	(3)	–	–	–	–	(3)
Participating policyholders	(10)	8	–	–	–	(2)
Core income tax recovery (expense)	$(54)	$(94)	$(83)	$(51)	$13	$(269)
Core income tax recovery (expense), CER adjustment(2)	(3)	–	(4)	–	–	(7)
Core income tax recovery (expense), CER basis	$(57)	$(94)	$(87)	$(51)	$13	$(276)
Net income (loss) attributed to NCI	$34	$–	$–	$–	$–	$34
IFRS 9 transitional impacts	(1)	–	–	–	–	(1)
Transitional net income (loss) to NCI	$33	$–	$–	$–	$–	$33
Net income (loss) attributed to participating policyholders	$(91)	$(10)	$–	$–	$–	$(101)
IFRS 9 transitional impacts	12	–	–	–	–	12
Transitional net income (loss) to participating policyholders	$(79)	$(10)	$–	$–	$–	$(89)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$306	$319	$41	$–	$(213)	$453
Net investment result	(100)	260	346	–	(125)	381
Global WAM	–	–	–	334	–	334
Manulife Bank	–	66	–	–	–	66
Other	(48)	(23)	(17)	–	(196)	(284)
Transitional net income (loss) before income taxes, CER basis	$158	$622	$370	$334	$(534)	$950

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	55

Drivers of Earnings (“DOE”) – 2Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$360	$293	$370	$–	$12	$1,035
Transitional net investment result	(492)	67	83	–	(159)	(501)
Global WAM	–	–	–	170	–	170
Manulife Bank	–	33	–	–	–	33
Other	(61)	(20)	(13)	–	(244)	(338)
Transitional net income (loss) before income taxes	(193)	373	440	170	(391)	399
Transitional income tax (expense) recovery	(52)	(87)	(85)	(20)	10	(234)
Transitional net income (loss)	(245)	286	355	150	(381)	165
Less: Transitional net income (loss) attributed to NCI	(46)	–	–	–	–	(46)
Less: Transitional net income (loss) attributed to participating policyholders	64	(15)	–	–	–	49
Transitional net income (loss) attributed to shareholders (post-tax)	$(227)	$271	$355	$150	$(381)	$168

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

Net insurance service result reconciliation
Total insurance service result - financial statements	$360	$293	$370	$–	$12	$1,035
Less: Insurance service result attributed to:
Items excluded from core earnings	(61)	(1)	184	–	(1)	121
NCI	24	–	–	–	–	24
Participating policyholders	(26)	21	–	–	–	(5)
Core net insurance result	$423	$273	$186	$–	$13	$895
Core net insurance result, CER adjustment(1)	21	–	12	–	1	34
Core net insurance result, CER basis	$444	$273	$198	$–	$14	$929
Transitional net investment result reconciliation
Total investment result per financial statements	$(249)	$(1,026)	$(1,918)	$(439)	$(65)	$(3,697)
IFRS 9 transitional impacts	(243)	1,296	2,001	–	–	3,054
Total including transitional impacts	(492)	270	83	(439)	(65)	(643)
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(197)	–	439	–	242
Less: Consolidation adjustments(2)	–	–	–	–	(94)	(94)
Less: Other	–	(6)	–	–	–	(6)
Transitional net investment result	$(492)	$67	$83	$–	$(159)	$(501)
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(629)	(78)	(271)	–	(213)	(1,191)
NCI	20	–	–	–	–	20
Participating policyholders	(33)	(2)	–	–	–	(35)
Core net investment result	150	147	354	–	54	705
Core net investment result, CER adjustment(1)	8	–	20	–	–	28
Core net investment result, CER basis	$158	$147	$374	$–	$54	$733
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$33	$–	$170	$–	$203
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(18)	–	(217)	–	(235)
Core earnings in Manulife Bank and Global WAM	$–	$51	$–	$387	$–	$438
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	16	–	16
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$51	$–	$403	$–	$454

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – First Quarter 2023	56

Drivers of Earnings (“DOE”) – 2Q22 (continued)

	2Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$30	$67	$16	$1,552	$(219)	$1,446
General expenses per financial statements	(85)	(131)	(25)	(619)	(24)	(884)
Commission related to non-insurance contracts	(4)	(14)	(1)	(324)	20	(323)
Interest expense per financial statements	(2)	(112)	(4)	–	(115)	(233)
Total financial statements values included in Other	(61)	(190)	(14)	609	(338)	6
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	164	–	(609)	–	(445)
Less: Consolidation adjustments(1)	–	–	–	–	94	94
Other	–	6	1	–	–	7
Other	(61)	(20)	(13)	–	(244)	(338)
Less: Other attributed to:
Items excluded from core earnings	(3)	–	(2)	–	(120)	(125)
NCI	6	–	–	–	–	6
Participating policyholders	2	–	–	–	–	2
Add: Par earnings transfer to shareholders	7	3	–	–	–	10
Core Other	(59)	(17)	(11)	–	(124)	(211)
Core Other, CER adjustment(2)	(2)	–	(2)	–	–	(4)
Core Other, CER basis	$(61)	$(17)	$(13)	$–	$(124)	$(215)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(100)	$327	$336	$(20)	$10	$553
IFRS 9 transitional impacts	48	(414)	(421)	–	–	(787)
Transitional income tax recovery (expense)	$(52)	$(87)	$(85)	$(20)	$10	$(234)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	15	3	16	40	(2)	72
NCI	(4)	–	–	–	–	(4)
Participating policyholders	1	(2)	–	–	–	(1)
Core income tax recovery (expense)	$(64)	$(88)	$(101)	$(60)	$12	$(301)
Core income tax recovery (expense), CER adjustment(2)	(2)	–	(5)	(3)	–	(10)
Core income tax recovery (expense), CER basis	$(66)	$(88)	$(106)	$(63)	$12	$(311)
Net income (loss) attributed to NCI	$52	$–	$–	$–	$–	$52
IFRS 9 transitional impacts	(6)	–	–	–	–	(6)
Transitional net income (loss) to NCI	$46	$–	$–	$–	$–	$46
Net income (loss) attributed to participating policyholders	$(51)	$15	$–	$–	$–	$(36)
IFRS 9 transitional impacts	(13)	–	–	–	–	(13)
Transitional net income (loss) to participating policyholders	$(64)	$15	$–	$–	$–	$(49)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$376	$293	$392	$–	$13	$1,074
Net investment result	(516)	67	88	–	(159)	(520)
Global WAM	–	–	–	185	–	185
Manulife Bank	–	33	–	–	–	33
Other	(64)	(20)	(14)	–	(244)	(342)
Transitional net income (loss) before income taxes, CER basis	$(204)	$373	$466	$185	$(390)	$430

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	57

Drivers of Earnings (“DOE”) – 1Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$413	$277	$(3)	$–	$28	$715
Transitional net investment result	(62)	122	1,114	–	(170)	1,004
Global WAM	–	–	–	336	–	336
Manulife Bank	–	44	–	–	–	44
Other	(128)	(15)	(8)	–	(239)	(390)
Transitional net income (loss) before income taxes	223	428	1,103	336	(381)	1,709
Transitional income tax (expense) recovery	(43)	(85)	(218)	(53)	7	(392)
Transitional net income (loss)	180	343	885	283	(374)	1,317
Less: Transitional net income (loss) attributed to NCI	(1)	–	–	–	–	(1)
Less: Transitional net income (loss) attributed to participating policyholders	26	(17)	–	–	–	9
Transitional net income (loss) attributed to shareholders (post-tax)	$205	$326	$885	$283	$(374)	$1,325

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

Net insurance service result reconciliation
Total insurance service result - financial statements	$413	$277	$(3)	$–	$28	$715
Less: Insurance service result attributed to:
Items excluded from core earnings	(29)	–	(3)	–	–	(32)
NCI	8	–	–	–	–	8
Participating policyholders	(6)	27	–	–	–	21
Core net insurance result	$440	$250	$–	$–	$28	$718
Core net insurance result, CER adjustment(1)	17	–	(1)	–	3	19
Core net insurance result, CER basis	$457	$250	$(1)	$–	$31	$737
Transitional net investment result reconciliation
Total investment result per financial statements	$(93)	$(1,182)	$(765)	$(320)	$(79)	$(2,439)
IFRS 9 transitional impacts	31	1,465	1,879	–	(2)	3,373
Total including transitional impacts	(62)	283	1,114	(320)	(81)	934
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(157)	–	320	–	163
Less: Consolidation adjustments(2)	–	–	–	–	(89)	(89)
Less: Other	–	(4)	–	–	–	(4)
Transitional net investment result	$(62)	$122	$1,114	$–	$(170)	$1,004
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(213)	5	752	–	(229)	315
NCI	(15)	–	–	–	–	(15)
Participating policyholders	(1)	(11)	–	–	–	(12)
Core net investment result	167	128	362	–	59	716
Core net investment result, CER adjustment(1)	4	–	25	–	–	29
Core net investment result, CER basis	$171	$128	$387	$–	$59	$745
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$44	$–	$336	$–	$380
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	2	–	(72)	–	(70)
Core earnings in Manulife Bank and Global WAM	$–	$42	$–	$408	$–	$450
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	16	–	16
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$42	$–	$424	$–	$466

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – First Quarter 2023	58

Drivers of Earnings (“DOE”) – 1Q22 (continued)

	1Q22
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$(36)	$66	$17	$1,638	$(163)	$1,522
General expenses per financial statements	(87)	(126)	(21)	(631)	(66)	(931)
Commission related to non-insurance contracts	(4)	(15)	2	(351)	10	(358)
Interest expense per financial statements	(1)	(58)	(5)	–	(108)	(172)
Total financial statements values included in Other	(128)	(133)	(7)	656	(327)	61
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	113	–	(656)	–	(543)
Less: Consolidation adjustments(1)	–	–	–	–	88	88
Other	–	5	(1)	–	–	4
Other	(128)	(15)	(8)	–	(239)	(390)
Less: Other attributed to:
Items excluded from core earnings	(42)	–	–	–	(75)	(117)
NCI	–	–	–	–	–	–
Participating policyholders	(11)	–	–	–	–	(11)
Add: Par earnings transfer to shareholders	10	1	–	–	–	11
Core Other	(65)	(14)	(8)	–	(164)	(251)
Core Other, CER adjustment(2)	(2)	–	1	–	(1)	(2)
Core Other, CER basis	$(67)	$(14)	$(7)	$–	$(165)	$(253)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(73)	$383	$176	$(53)	$7	$440
IFRS 9 transitional impacts	30	(468)	(394)	–	–	(832)
Transitional income tax recovery (expense)	$(43)	$(85)	$(218)	$(53)	$7	$(392)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	10	(15)	(157)	11	(13)	(164)
NCI	8	–	–	–	–	8
Participating policyholders	2	2	–	–	–	4
Core income tax recovery (expense)	$(63)	$(72)	$(61)	$(64)	$20	$(240)
Core income tax recovery (expense), CER adjustment(2)	(2)	–	(5)	(1)	–	(8)
Core income tax recovery (expense), CER basis	$(65)	$(72)	$(66)	$(65)	$20	$(248)
Net income (loss) attributed to NCI	$2	$–	$–	$–	$–	$2
IFRS 9 transitional impacts	(1)	–	–	–	–	(1)
Transitional net income (loss) to NCI	$1	$–	$–	$–	$–	$1
Net income (loss) attributed to participating policyholders	$(22)	$17	$–	$–	$–	$(5)
IFRS 9 transitional impacts	(4)	–	–	–	–	(4)
Transitional net income (loss) to participating policyholders	$(26)	$17	$–	$–	$–	$(9)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$427	$277	$(3)	$–	$30	$731
Net investment result	(57)	122	1,190	–	(169)	1,086
Global WAM	–	–	–	353	–	353
Manulife Bank	–	44	–	–	–	44
Other	(134)	(15)	(9)	–	(239)	(397)
Transitional net income (loss) before income taxes, CER basis	$236	$428	$1,178	$353	$(378)	$1,817

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	59

Drivers of Earnings (“DOE”) – 2022

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$1,554	$1,190	$533	$–	$(117)	$3,160
Transitional net investment result	(484)	380	1,272	–	(392)	776
Global WAM	–	–	–	1,291	–	1,291
Manulife Bank	–	215	–	–	–	215
Other	(275)	(85)	(52)	–	(847)	(1,259)
Transitional net income (loss) before income taxes	795	1,700	1,753	1,291	(1,356)	4,183
Transitional income tax (expense) recovery	(237)	(458)	(305)	(170)	441	(729)
Transitional net income (loss)	558	1,242	1,448	1,121	(915)	3,454
Less: Transitional net income (loss) attributed to NCI	(114)	–	–	–	(1)	(115)
Less: Transitional net income (loss) attributed to participating policyholders	203	(44)	–	–	–	159
Transitional net income (loss) attributed to shareholders (post-tax)	$647	$1,198	$1,448	$1,121	$(916)	$3,498

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

Net insurance service result reconciliation
Total insurance service result - financial statements	$1,554	$1,190	$533	$–	$(117)	$3,160
Less: Insurance service result attributed to:
Items excluded from core earnings	(34)	28	179	–	(2)	171
NCI	70	–	–	–	–	70
Participating policyholders	(73)	132	–	–	–	59
Core net insurance result	$1,591	$1,030	$354	$–	$(115)	$2,860
Core net insurance result, CER adjustment(1)	60	–	11	–	(3)	68
Core net insurance result, CER basis	$1,651	$1,030	$365	$–	$(118)	$2,928
Transitional net investment result reconciliation
Total investment result per financial statements	$(370)	$(1,300)	$(3,493)	$(1,200)	$(6)	$(6,369)
IFRS 9 transitional impacts	(114)	2,667	4,765	–	4	7,322
Total including transitional impacts	(484)	1,367	1,272	(1,200)	(2)	953
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(977)	–	1,200	–	223
Less: Consolidation adjustments(2)	–	–	–	–	(390)	(390)
Less: Other	–	(10)	–	–	–	(10)
Transitional net investment result	$(484)	$380	$1,272	$–	$(392)	$776
Less: Transitional net investment result attributed to:
Items excluded from core earnings	(1,158)	(131)	(316)	–	(717)	(2,322)
NCI	51	–	–	–	–	51
Participating policyholders	(54)	(31)	–	–	–	(85)
Core net investment result	677	542	1,588	–	325	3,132
Core net investment result, CER adjustment(1)	27	–	62	–	(1)	88
Core net investment result, CER basis	$704	$542	$1,650	$–	$324	$3,220
Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$215	$–	$1,291	$–	$1,506
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(15)	–	(230)	–	(245)
Core earnings in Manulife Bank and Global WAM	$–	$230	$–	$1,521	$–	$1,751
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	42	–	42
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$230	$–	$1,563	$–	$1,793

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Manulife Financial Corporation – First Quarter 2023	60

Drivers of Earnings (“DOE”) – 2022 (continued)

	2022
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation
Other revenue per financial statements	$56	$262	$101	$6,391	$(624)	$6,186
General expenses per financial statements	(303)	(518)	(140)	(2,583)	(187)	(3,731)
Commission related to non-insurance contracts	(15)	(55)	4	(1,310)	43	(1,333)
Interest expense per financial statements	(12)	(548)	(16)	(7)	(468)	(1,051)
Total financial statements values included in Other	(274)	(859)	(51)	2,491	(1,236)	71
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	762	–	(2,491)	–	(1,729)
Less: Consolidation adjustments(1)	–	–	–	–	389	389
Other	(1)	12	(1)	–	–	10
Other	(275)	(85)	(52)	–	(847)	(1,259)
Less: Other attributed to:
Items excluded from core earnings	(29)	–	(17)	–	(258)	(304)
NCI	7	–	–	–	–	7
Participating policyholders	(14)	(1)	–	–	–	(15)
Add: Par earnings transfer to shareholders	46	4	–	–	–	50
Core Other	(193)	(80)	(35)	–	(589)	(897)
Core Other, CER adjustment(2)	(8)	–	(2)	–	–	(10)
Core Other, CER basis	$(201)	$(80)	$(37)	$–	$(589)	$(907)
Income tax recovery (expense) reconciliation
Income tax recovery (expense) per financial statements	$(318)	$510	$695	$(170)	$442	$1,159
IFRS 9 transitional impacts	81	(968)	(1,000)	–	(1)	(1,888)
Transitional income tax recovery (expense)	$(237)	$(458)	$(305)	$(170)	$441	$(729)
Less: Transitional income tax recovery (expense) attributed to:
Items excluded from core earnings	54	(71)	36	52	325	396
NCI	(12)	–	–	–	–	(12)
Participating policyholders	(16)	(52)	–	–	–	(68)
Core income tax recovery (expense)	$(263)	$(335)	$(341)	$(222)	$116	$(1,045)
Core income tax recovery (expense), CER adjustment(2)	(5)	–	(13)	(6)	–	(24)
Core income tax recovery (expense), CER basis	$(268)	$(335)	$(354)	$(228)	$116	$(1,069)
Net income (loss) attributed to NCI	$120	$–	$–	$–	$1	$121
IFRS 9 transitional impacts	(6)	–	–	–	–	(6)
Transitional net income (loss) to NCI	$114	$–	$–	$–	$1	$115
Net income (loss) attributed to participating policyholders	$(211)	$44	$–	$–	$–	$(167)
IFRS 9 transitional impacts	8	–	–	–	–	8
Transitional net income (loss) to participating policyholders	$(203)	$44	$–	$–	$–	$(159)
Transitional net income attributable to shareholders, CER basis(3)
Net insurance service result	$1,602	$1,190	$556	$–	$(122)	$3,226
Net investment result	(501)	380	1,366	–	(391)	854
Global WAM	–	–	–	1,333	–	1,333
Manulife Bank	–	215	–	–	–	215
Other	(287)	(85)	(56)	–	(845)	(1,273)
Transitional net income (loss) before income taxes, CER basis	$814	$1,700	$1,866	$1,333	$(1,358)	$4,355

(1)	Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(3)	DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for the 1Q23.

Manulife Financial Corporation – First Quarter 2023	61

The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of Financial Position. Organic and inorganic changes in CSM include amounts attributable to participating shareholders and non-controlling interests. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM that are classified as organic include the following impacts:

•

Impact of new business is the impact on CSM from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact on CSM from entering into new in-force reinsurance contracts which would generally be considered a management action.

•	Expected movement related to finance income or expenses includes interest accreted on the CSM during the period and the expected change in the CSM on VFA contracts if returns are as expected.

•	CSM recognized for service provided is the portion of the CSM that is recognized in net income for service provided in the period.

•

Insurance experience gains (losses) and other is primarily the change in the CSM balance from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM that are classified as inorganic include:

•	Changes in actuarial methods and assumptions that adjust the CSM;

•	Effect of movement in exchange rates over the reporting period;

•	Impact of markets; and

•

Reinsurance transactions, tax-related and other items that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantially enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM excluding non-controlling interests adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New Business CSM is the impact of new business defined above, excluding CSM attributable to non-controlling interests. New business CSM growth is the percentage change in the New Business CSM net of NCI compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – First Quarter 2023	62

CSM and post-tax CSM information

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at ($ millions)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
CSM	$18,200	$17,977	$17,798	$17,452	$17,659
Less: CSM for NCI	(733)	(694)	(712)	(741)	(792)
CSM, net of NCI	$17,467	$17,283	$17,086	$16,711	$16,867
CER adjustment(1)	(29)	3	20	667	813
CSM, net of NCI, CER basis	$17,438	$17,286	$17,106	$17,378	$17,680
CSM by segment
Asia	$9,678	$9,420	$9,309	$9,025	$9,045
Asia NCI	733	694	712	741	792
Canada	3,659	3,675	3,558	3,626	3,903
U.S.	4,080	4,136	4,185	4,026	3,892
Corporate and Other	50	52	34	34	27
CSM	$18,200	$17,977	$17,798	$17,452	$17,659
CSM, CER adjustment(1)
Asia	$(25)	$10	$86	$472	$494
Asia NCI	1	9	15	21	4
Canada	–	–	–	–	–
U.S.	(2)	(7)	(65)	196	320
Corporate and Other	–	–	–	–	–
Total	$(26)	$12	$36	$689	$818
CSM, CER basis
Asia	$9,653	$9,430	$9,395	$9,497	$9,539
Asia NCI	734	703	727	762	796
Canada	3,659	3,675	3,558	3,626	3,903
U.S.	4,078	4,129	4,120	4,222	4,212
Corporate and Other	50	52	34	34	27
Total CSM, CER basis	$18,174	$17,989	$17,834	$18,141	$18,477
Post-tax CSM
CSM	$18,200	$17,977	$17,798	$17,452	$17,659
Marginal tax rate on CSM	(2,724)	(2,726)	(2,632)	(2,595)	(2,667)
Post-tax CSM	$15,476	$15,251	$15,166	$14,857	$14,992
CSM, net of NCI	$17,467	$17,283	$17,086	$16,711	$16,867
Marginal tax rate on CSM net of NCI	(2,617)	(2,624)	(2,526)	(2,487)	(2,547)
Post-tax CSM net NCI	$14,850	$14,659	$14,560	$14,224	$14,320

(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	63

New business CSM detail, CER Basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q23	4Q22	3Q22	2Q22	1Q22	2022
New business CSM, net of NCI
Hong Kong	$119	$110	$127	$94	$106	$437
Japan	36	28	37	38	37	140
Asia Other	146	186	176	196	174	732
International High Net Worth						195
Mainland China						13
Singapore						189
Vietnam						306
Other Emerging Markets						29
Asia	301	324	340	328	317	1,309
Canada	46	47	44	47	61	199
U.S.	95	71	86	118	112	387
Total new business CSM net of NCI	442	442	470	493	490	1,895
Asia NCI	19	–	2	1	17	20
Total impact of new insurance business in CSM	$461	$442	$472	$494	$507	$1,915
New business CSM, net of NCI, CER adjustment(1)
Hong Kong	$–	$(1)	$4	$6	$8	$17
Japan	–	2	3	1	(2)	4
Asia Other	–	4	8	11	6	29
International High Net Worth						8
Mainland China						–
Singapore						14
Vietnam						7
Other Emerging Markets						–
Asia	–	5	15	18	12	50
Canada	–	–	–	–	–	–
U.S.	–	–	4	7	7	18
Total new business CSM net of NCI	–	5	19	25	19	68
Asia NCI	–	–	–	–	–	–
Total impact of new insurance business in CSM	$–	$5	$19	$25	$19	$68
New business CSM net of NCI, CER basis
Hong Kong	$119	$109	$131	$100	$114	$454
Japan	36	30	40	39	35	144
Asia Other	146	190	184	207	180	761
International High Net Worth						203
Mainland China						13
Singapore						203
Vietnam						313
Other Emerging Markets						29
Asia	301	329	355	346	329	1,359
Canada	46	47	44	47	61	199
U.S.	95	71	90	125	119	405
Total new business CSM net of NCI, CER basis	442	447	489	518	509	1,963
Asia NCI, CER basis	19	(1)	2	1	17	19
Total impact of new insurance business in CSM, CER basis	$461	$446	$491	$519	$526	$1,982

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Manulife Financial Corporation – First Quarter 2023	64

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the first quarter of 2023.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout the rest of this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q23	4Q22	3Q22	2Q22	1Q22	2022
General expenses	$1,086	$1,002	$914	$884	$931	$3,731
CER adjustment(1)	–	1	21	29	36	87
General expenses, CER basis	$1,086	$1,003	$935	$913	$967	$3,818

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Manulife Financial Corporation – First Quarter 2023	65

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Net income (loss) attributed to shareholders:
Asia	$519	$315	$280	$(51)	$139	$683
Canada	309	(73)	853	(611)	(672)	(503)
U.S.	186	(44)	(447)	(1,226)	(599)	(2,316)
Global WAM	297	401	287	150	283	1,121
Corporate and Other	95	316	(482)	(381)	(371)	(918)
Total net income (loss) attributed to shareholders	1,406	915	491	(2,119)	(1,220)	(1,933)
Preferred share dividends and other equity distributions	(52)	(97)	(51)	(60)	(52)	(260)
Common shareholders’ net income (loss)	$1,354	$818	$440	$(2,179)	$(1,272)	$(2,193)
CER adjustment(1)
Asia	$–	$(14)	$15	$14	$70	$85
Canada	–	(2)	18	22	32	70
U.S.	–	(1)	(12)	(78)	(47)	(138)
Global WAM	–	2	7	2	8	19
Corporate and Other	–	(2)	(17)	(20)	(27)	(66)
Total net income (loss) attributed to shareholders	–	(17)	11	(60)	36	(30)
Preferred share dividends and other equity distributions	–	–	–	–	–	–
Common shareholders’ net income (loss)	$–	$(17)	$11	$(60)	$36	$(30)
Net income (loss) attributed to shareholders, CER basis
Asia	$519	$301	$295	$(37)	$209	$768
Canada	309	(75)	871	(589)	(640)	(433)
U.S.	186	(45)	(459)	(1,304)	(646)	(2,454)
Global WAM	297	403	294	152	291	1,140
Corporate and Other	95	314	(499)	(401)	(398)	(984)
Total net income (loss) attributed to shareholders, CER basis	1,406	898	502	(2,179)	(1,184)	(1,963)
Preferred share dividends and other equity distributions, CER basis	(52)	(97)	(51)	(60)	(52)	(260)
Common shareholders’ net income (loss), CER basis	$1,354	$801	$451	$(2,239)	$(1,236)	$(2,223)
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$384	$231	$216	$(41)	$110	$516
CER adjustment, US $(1)	–	(10)	3	13	44	50
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$384	$221	$219	$(28)	$154	$566
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,406	$915	$491	$(2,119)	$(1,220)	$(1,933)
Tax on net income attributed to shareholders	287	(307)	59	(564)	(429)	(1,241)
Net income (loss) attributed to shareholders (pre-tax)	1,693	608	550	(2,683)	(1,649)	(3,174)
CER adjustment(1)	–	495	379	2,896	3,416	7,186
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,693	$1,103	$929	$213	$1,767	$4,012

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Manulife Financial Corporation – First Quarter 2023	66

Transitional net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results				Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022
Transitional net income (loss) attributed to shareholders:
Asia	$493	$176	$(227)	$205	$647
Canada	120	481	271	326	1,198
U.S.	(106)	314	355	885	1,448
Global WAM	401	287	150	283	1,121
Corporate and Other	320	(481)	(381)	(374)	(916)
Total transitional net income (loss) attributed to shareholders	1,228	777	168	1,325	3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(260)
Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$3,238
CER adjustment(1)
Asia	$(4)	$7	$2	$41	$46
Canada	(3)	11	6	11	25
U.S.	–	15	–	53	68
Global WAM	2	7	2	8	19
Corporate and Other	(1)	(18)	(20)	(26)	(65)
Total CER adjustment - transitional net income attributed to Shareholders	(6)	22	(10)	87	93
Preferred share dividends and other equity distributions	–	–	–	–	–
Common shareholders’ transitional net income (loss)	$(6)	$22	$(10)	$87	$93
Transitional net income (loss) attributed to shareholders, CER Basis
Asia	$489	$183	$(225)	$246	$693
Canada	117	492	277	337	1,223
U.S.	(106)	329	355	938	1,516
Global WAM	403	294	152	291	1,140
Corporate and Other	319	(499)	(401)	(400)	(981)
Total transitional net income (loss) attributed to shareholders, CER Basis	1,222	799	158	1,412	3,591
Preferred share dividends and other equity distributions, CER basis	(97)	(51)	(60)	(52)	(260)
Common shareholders’ net income (loss), CER basis	$1,125	$748	$98	$1,360	$3,331
Asia transitional net income attributed to shareholders, U.S. dollars
Asia transitional net income (loss) attributed to shareholders, US $(2)	$363	$134	$(177)	$161	$481
CER adjustment, US $(1)	(2)	2	10	21	31
Asia transitional net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$361	$136	$(167)	$182	$512
Transitional net income (loss) attributed to shareholders (pre-tax)
Transitional net income (loss) attributed to shareholders (post-tax)	$1,228	$777	$168	$1,325	$3,498
Tax on transitional net income attributed to shareholders	(184)	200	230	403	649
Transitional net income (loss) attributed to shareholders (pre-tax)	1,044	977	398	1,728	4,147
CER adjustment(1)	59	(48)	(185)	39	(135)
Transitional net income (loss) attributed to shareholders (pre-tax), CER basis	$1,103	$929	$213	$1,767	$4,012

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Asia transitional net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Manulife Financial Corporation – First Quarter 2023	67

Transitional ROE measures profitability in 2022 using common shareholders’ transitional net income (loss) as a percentage of capital deployed to earn that income. The Company calculates transitional ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year. Transitional ROE is a temporary measure and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

	Quarterly Results				Full Year Results

($ millions, unless otherwise stated)	4Q22	3Q22	2Q22	1Q22	2022

Common shareholders’ transitional net income (loss)	$1,131	$726	$108	$1,273	$3,238

Annualized common shareholders’ transitional net income (loss)	$4,487	$2,876	$437	$5,163	$3,238

Average common shareholders’ equity	$40,667	$40,260	$39,095	$38,881	$39,726

Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	8.2%

Transitional basic EPS and transitional diluted EPS is equal to transitional common shareholders’ net income divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Transitional basic EPS and transitional diluted EPS, CER basis is equal to transitional common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Each of these EPS measures are temporary and will be reported for 2022 comparative periods in our quarterly and annual 2023 MD&A.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of general account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – First Quarter 2023	68

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	March 31, 2023						March 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,747	$–	$–	$–	$24,747	$–	$–
Derivative reclassification(1)	–	–	–	–	3,488	3,488	–	–
Invested assets excluding above items	138,029	82,733	136,454	5,565	21,460	384,241	102,014	100,827
Total	138,029	107,480	136,454	5,565	24,948	412,476	102,014	100,827
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	3,718	–	3,718	–	–
Segregated funds net assets - Other(2)	24,203	36,374	67,935	231,860	(46)	360,326	17,893	50,197
Total	24,203	36,374	67,935	235,578	(46)	364,044	17,893	50,197
AUM per financial statements	162,232	143,854	204,389	241,143	24,902	776,520	119,907	151,024
Mutual funds	–	–	–	267,767	–	267,767	–	–
Institutional asset management(3)	–	–	–	113,781	–	113,781	–	–
Other funds	–	–	–	14,302	–	14,302	–	–
Total AUM	162,232	143,854	204,389	636,993	24,902	1,172,370	119,907	151,024
Assets under administration	–	–	–	177,510	–	177,510	–	–
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880	$119,907	$151,024
Total AUMA, US $(4)						$997,399
Total AUMA	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880
CER adjustment(5)	–	–	–	–	–	–
Total AUMA, CER basis	$162,232	$143,854	$204,389	$814,503	$24,902	$1,349,880
Global WAM Managed AUMA
Global WAM AUMA				$814,503
AUM managed by Global WAM for Manulife’s other segments				208,013
Total				$1,022,516

(1)	Corporate and Other consolidation adjustment related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.

(2)	Corporate and Other segregated funds net asset represents elimination of amounts held by the Company.

(3)	Institutional asset management excludes Institutional segregated funds net assets.

(4)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.

(5)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Manulife Financial Corporation – First Quarter 2023	69

	CAD $						US $(4)
	December 31, 2022						December 31, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,701	5,701	–	–
Invested assets excluding above items	132,808	82,150	133,635	5,752	15,317	369,662	98,007	98,628
Total	132,808	106,929	133,635	5,752	21,018	400,142	98,007	98,628
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	3,719	–	3,719	–	–
Segregated funds net assets - Other(2)	23,227	35,695	65,490	220,472	(40)	344,844	17,138	48,333
Total	23,227	35,695	65,490	224,191	(40)	348,563	17,138	48,333
AUM per financial statements	156,035	142,624	199,125	229,943	20,978	748,705	115,145	146,961
Mutual funds	–	–	–	258,273	–	258,273	–	–
Institutional asset management(3)	–	–	–	109,739	–	109,739	–	–
Other funds	–	–	–	13,617	–	13,617	–	–
Total AUM	156,035	142,624	199,125	611,572	20,978	1,130,334	115,145	146,961
Assets under administration	–	–	–	170,768	–	170,768	–	–
Total AUMA	$156,035	$142,624	$199,125	$782,340	$20,978	$1,301,102	$115,145	$146,961
Total AUMA, US $(4)						$960,259
Total AUMA	$156,035	$142,624	$199,125	$782,340	$20,978	$1,301,102
CER adjustment(5)	70	–	(242)	(396)	–	(568)
Total AUMA, CER basis	$156,105	$142,624	$198,883	$781,944	$20,978	$1,300,534
Global WAM Managed AUMA
Global WAM AUMA				$782,340
AUM managed by Global WAM for Manulife’s other segments				201,920
Total				$984,260

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2023 above.

Manulife Financial Corporation – First Quarter 2023	70

	CAD $						US $(4)
	September 30, 2022						September 30, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,880	5,880	–	–
Invested assets excluding above items	127,624	81,682	133,567	5,586	17,465	365,924	92,876	97,206
Total	127,624	106,461	133,567	5,586	23,345	396,583	92,876	97,206
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	4,118	–	4,118	–	–
Segregated funds net assets - Other(2)	22,033	34,773	63,996	210,351	(26)	331,127	16,042	46,575
Total	22,033	34,773	63,996	214,469	(26)	335,245	16,042	46,575
AUM per financial statements	149,657	141,234	197,563	220,055	23,319	731,828	108,918	143,781
Mutual funds	–	–	–	249,591	–	249,591	–	–
Institutional asset management(3)	–	–	–	100,474	–	100,474	–	–
Other funds	–	–	–	12,910	–	12,910	–	–
Total AUM	149,657	141,234	197,563	583,030	23,319	1,094,803	108,918	143,781
Assets under administration	–	–	–	168,316	–	168,316	–	–
Total AUMA	$149,657	$141,234	$197,563	$751,346	$23,319	$1,263,119	$108,918	$143,781
Total AUMA, US $(4)						$932,226
Total AUMA	$149,657	$141,234	$197,563	$751,346	$23,319	$1,263,119
CER adjustment(5)	2,115	–	(2,943)	(5,941)	–	(6,769)
Total AUMA, CER basis	$151,772	$141,234	$194,620	$745,405	$23,319	$1,256,350
Global WAM Managed AUMA
Global WAM AUMA				$751,346
AUM managed by Global WAM for Manulife’s other segments				199,285
Total				$950,631

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2023 above.

Manulife Financial Corporation – First Quarter 2023	71

	CAD $						US $(4)
	June 30, 2022						June 30, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	5,233	5,233	–	–
Invested assets excluding above items	123,925	79,402	131,463	$5,698	20,598	361,086	96,091	101,913
Total	123,925	104,181	131,463	5,698	25,831	391,098	96,091	101,913
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	4,098	–	4,098	–	–
Segregated funds net assets - Other(2)	21,874	35,577	64,199	209,181	(26)	330,805	16,953	49,770
Total	21,874	35,577	64,199	213,279	(26)	334,903	16,953	49,770
AUM per financial statements	145,799	139,758	195,662	218,977	25,805	726,001	113,044	151,683
Mutual funds	–	–	–	250,517	–	250,517	–	–
Institutional asset management(3)	–	–	–	96,997	–	96,997	–	–
Other funds	–	–	–	15,075	–	15,075	–	–
Total AUM	145,799	139,758	195,662	581,566	25,805	1,088,590	113,044	151,683
Assets under administration	–	–	–	165,197	–	165,197	–	–
Total AUMA	$145,799	$139,758	$195,662	$746,763	$25,805	$1,253,787	$113,044	$151,683
Total AUMA, US $(4)						$925,339
Total AUMA	$145,799	$139,758	$195,662	$746,763	$25,805	$1,253,787
CER adjustment(5)	8,094	–	9,608	26,727	–	44,429
Total AUMA, CER basis	$153,893	$139,758	$205,270	$773,490	$25,805	$1,298,216
Global WAM Managed AUMA
Global WAM AUMA				$746,763
AUM managed by Global WAM for Manulife’s other segments				197,001
Total				$943,764

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2023 above.

Manulife Financial Corporation – First Quarter 2023	72

	CAD $						US $(4)
	March 31, 2022						March 31, 2022
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$24,779	$–	$–	$–	$24,779	$–	$–
Derivative reclassification(1)	–	–	–	–	(270)	(270)	–	–
Invested assets excluding above items	127,913	86,263	136,587	$5,801	22,950	379,514	102,372	109,305
Total	127,913	111,042	136,587	5,801	22,680	404,023	102,372	109,305
Segregated funds net assets
Segregated funds net assets - Institutional	–	–	–	4,336	–	4,336	–	–
Segregated funds net assets - Other(2)	23,868	39,649	71,823	232,276	(26)	367,590	19,108	57,476
Total	23,868	39,649	71,823	236,612	(26)	371,926	19,108	57,476
AUM per financial statements	151,781	150,691	208,410	242,413	22,654	775,949	121,480	166,781
Mutual funds	–	–	–	274,733	–	274,733	–	–
Institutional asset management(3)	–	–	–	98,177	–	98,177	–	–
Other funds	–	–	–	16,023	–	16,023	–	–
Total AUM	151,781	150,691	208,410	631,346	22,654	1,164,882	121,480	166,781
Assets under administration	–	–	–	178,843	–	178,843	–	–
Total AUMA	$151,781	$150,691	$208,410	$810,189	$22,654	$1,343,725	$121,480	$166,781
Total AUMA, US $(4)						$991,716
Total AUMA	$151,781	$150,691	$208,410	$810,189	$22,654	$1,343,725
CER adjustment(5)	8,492	–	17,258	45,590	–	71,340
Total AUMA, CER basis	$160,273	$150,691	$225,668	$855,779	$22,654	$1,415,065
Global WAM Managed AUMA
Global WAM AUMA				$810,189
AUM managed by Global WAM for Manulife’s other segments				207,384
Total				$1,017,573

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at March 31, 2023 above.

Manulife Financial Corporation – First Quarter 2023	73

Global WAM AUMA and managed AUMA by business line and geographic source

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Global WAM AUMA by business line
Retirement	$413,769	$395,108	$380,292	$378,257	$413,274
Retail	281,198	271,351	264,029	262,203	289,969
Institutional asset management	119,536	115,881	107,025	106,303	106,946
Total	$814,503	$782,340	$751,346	$746,763	$810,189
Global WAM AUMA by business line, CER basis(1)
Retirement	$413,769	$394,768	$375,821	$392,820	$440,027
Retail	281,198	271,286	262,276	270,550	304,305
Institutional asset management	119,536	115,890	107,308	110,120	111,447
Total	$814,503	$781,944	$745,405	$773,490	$855,779
Global WAM AUMA by geographic source
Asia	$115,819	$110,724	$97,941	$97,277	$98,861
Canada	223,045	213,802	205,042	207,086	228,244
U.S.	475,639	457,814	448,363	442,400	483,084
Total	$814,503	$782,340	$751,346	$746,763	$810,189
Global WAM AUMA by geographic source, CER basis(1)
Asia	$115,819	$110,865	$98,745	$102,256	$104,341
Canada	223,045	213,802	205,042	207,087	228,244
U.S.	475,639	457,277	441,618	464,147	523,194
Total	$814,503	$781,944	$745,405	$773,490	$855,779
Global WAM Managed AUMA by business line
Retirement	$413,769	$395,108	$380,292	$378,257	$413,274
Retail	358,098	346,200	338,181	337,058	372,900
Institutional asset management	250,649	242,952	232,158	228,449	231,399
Total	$1,022,516	$984,260	$950,631	$943,764	$1,017,573
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$413,769	$394,768	$375,821	$392,820	$440,027
Retail	358,098	346,077	335,738	347,681	391,477
Institutional asset management	250,649	242,834	230,853	237,288	244,517
Total	$1,022,516	$983,679	$942,412	$977,789	$1,076,021
Global WAM Managed AUMA by geographic source
Asia	$191,720	$183,893	$169,985	$168,893	$172,924
Canada	272,101	261,756	252,669	255,501	280,841
U.S.	558,695	538,611	527,977	519,370	563,808
Total	$1,022,516	$984,260	$950,631	$943,764	$1,017,573
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$191,720	$183,943	$169,711	$177,387	$184,560
Canada	272,101	261,756	252,669	255,501	280,841
U.S.	558,695	537,980	520,032	544,901	610,620
Total	$1,022,516	$983,679	$942,412	$977,789	$1,076,021

(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 1Q23.

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – First Quarter 2023	74

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Mortgages	$52,128	$51,765	$51,445	$51,276	$51,953
Less: mortgages not held by Manulife Bank	30,087	29,767	29,607	29,558	30,616
Total mortgages held by Manulife Bank	22,041	21,998	21,838	21,718	21,337
Loans to Bank clients	2,706	2,781	2,799	2,782	2,667
Manulife Bank net lending assets	$24,747	$24,779	$24,637	$24,500	$24,004
Manulife Bank average net lending assets
Beginning of period	$24,779	$24,637	$24,500	$24,004	$23,446
End of period	24,747	24,779	24,637	24,500	24,004
Manulife Bank average net lending assets by quarter	$24,763	$24,708	$24,569	$24,252	$23,725
Manulife Bank average net lending assets – full year		$24,113

Financial leverage ratio is a debt-to-equity ratio. With the adoption of IFRS 17 on January 1, 2023, the calculation of financial leverage ratio was updated to include the CSM on a post-tax basis, and prior period comparatives were updated. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Common shareholders’ equity	$40,715	$40,216	$41,118	$39,401	$38,789
Post tax CSM, net of NCI	14,850	14,659	14,560	14,224	14,320
Adjusted book value	$55,565	$54,875	$55,678	$53,625	$53,109

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022
Total equity	$48,751	$48,226	$49,180	$47,589	$46,003
Less: AOCI gain/(loss) on cash flow hedges	(38)	8	(18)	(48)	(70)
Total equity excluding AOCI on cash flow hedges	48,789	48,218	49,198	47,637	46,073
Post-tax CSM	15,476	15,251	15,166	14,857	14,992
Qualifying capital instruments	7,317	6,122	7,118	7,001	6,950
Consolidated capital	$71,582	$69,591	$71,482	$69,495	$68,015

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer

Manulife Financial Corporation – First Quarter 2023	75

relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Global WAM core earnings (post-tax)	$287	$274	$354	$327	$344	$1,299
Addback taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expense) recovery (see above)	45	47	51	60	64	222
Amortization of deferred acquisition costs and other depreciation	40	43	36	37	38	154
Amortization of deferred sales commissions	21	25	24	24	25	98
Core EBITDA	$393	$389	$465	$448	$471	$1,773
CER adjustment(1)	–	–	11	18	19	48
Core EBITDA, CER basis	$393	$389	$476	$466	$490	$1,821
Core EBITDA by business line
Retirement	$217	$211	$232	$213	$227	$883
Retail	171	181	207	191	217	796
Institutional Asset Management	5	(3)	26	44	27	94
Total	$393	$389	$465	$448	$471	$1,773
Core EBITDA by geographic source
Asia	$113	$108	$117	$110	$120	$455
Canada	136	129	168	158	162	617
U.S.	144	152	180	180	189	701
Total	$393	$389	$465	$448	$471	$1,773
Core EBITDA by business line, CER basis(2)
Retirement	$217	$210	$238	$222	$238	$908
Retail	171	182	210	199	223	814
Institutional Asset Management	5	(3)	28	45	29	99
Total, CER basis	$393	$389	$476	$466	$490	$1,821
Core EBITDA by geographic source, CER basis(2)
Asia	$113	$108	$123	$116	$126	$473
Canada	136	129	168	158	162	617
U.S.	144	152	185	192	202	731
Total, CER basis	$393	$389	$476	$466	$490	$1,821

(1)	The impact of updating foreign exchange rates to that which was used in 1Q23.
(2)	Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q23.

Manulife Financial Corporation – First Quarter 2023	76

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core EBITDA margin
Core EBITDA	$393	$389	$465	$448	$471	$1,773
Core revenue	$1,756	$1,646	$1,610	$1,596	$1,664	$6,516
Core EBITDA margin	22.4%	23.6%	28.9%	28.1%	28.3%	27.2%
Global WAM core revenue
Other revenue per financial statements	$1,691	$1,671	$1,547	$1,446	$1,522	$6,186
Less: Other revenue in segments other than Global WAM	26	26	(9)	(106)	(116)	(205)
Other revenue in Global WAM (fee income)	$1,665	$1,645	$1,556	$1,552	$1,638	$6,391
Investment income per financial statements	$3,520	$4,271	$3,832	$3,531	$3,570	$15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	1,944	(2,453)	(1,112)	(5,685)	(4,396)	(13,646)
Total investment income	5,464	1,818	2,720	(2,154)	(826)	1,558
Less: Investment income in segments other than Global WAM	5,357	1,672	2,748	(1,981)	(780)	1,659
Investment income in Global WAM	$107	$146	$(28)	$(173)	$(46)	$(101)
Total Other revenue and investment income in Global WAM	$1,772	$1,791	$1,528	$1,379	$1,592	$6,290
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	12	55	(82)	(217)	(72)	(316)
Revenue related to integration and acquisitions	–	90	–	–	–	90
Other	4	–	–	–	–	–
Global WAM core revenue	$1,756	$1,646	$1,610	$1,596	$1,664	$6,516

Expense measures

With the adoption of IFRS 17, we have replaced core general expenses with two new measures: core expenses and core expenditures. Under IFRS 17, expenses previously reported in general expenses are now reported as:

1.	General expenses that flow directly through income;

2.	Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income;

3.	Directly attributable acquisition expenses for contracts measured using the PAA method which are reported in insurance service expenses, and flow directly through income; and

4.	Directly attributable acquisition expenses that are capitalized into the CSM.

Total expenses include items 1 to 3 above and total expenditures include items 1 to 4 above.

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

Manulife Financial Corporation – First Quarter 2023	77

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core expenses
General expenses - Statements of Income	$1,086	$1,002	$914	$884	$931	$3,731
Directly attributable acquisition expense for contracts measured using the PAA method(1)	33	15	17	15	11	58
Directly attributable maintenance expense(1)	546	577	497	483	482	2,039
Total expenses	$1,665	$1,594	$1,428	$1,382	$1,424	$5,828
Less: General expenses included in items excluded from core earnings
Restructuring charge	–	–	–	–	–	–
Integration and acquisition	–	18	–	–	8	26
Legal provisions and Other expenses	60	–	39	1	–	40
Total	60	18	39	1	8	66
Core expenses	$1,605	$1,576	$1,389	$1,381	$1,416	$5,762
CER adjustment(2)	–	7	34	44	45	130
Core expenses, CER basis	$1,605	$1,583	$1,423	$1,425	$1,461	$5,892
Total expenses	$1,665	$1,594	$1,428	$1,382	$1,424	$5,828
CER adjustment(2)	–	7	36	44	46	133
Total expenses, CER basis	$1,665	$1,601	$1,464	$1,426	$1,470	$5,961

(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Core expenditures is used to calculate our expenditure efficiency ratio and is equal to total expenditures excluding such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenditures is equal to the sum of total expenses and costs that are directly attributable to the acquisition of new business that are capitalized into the CSM.

	Quarterly Results					Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Core expenditures
Total expenses	$1,665	$1,594	$1,428	$1,382	$1,424	$5,828
Directly attributable acquisition expenses capitalized into the CSM(1)	507	532	467	454	456	1,909
Total expenditures	2,172	2,126	1,895	1,836	1,880	7,737
Less: General expenses included in items excluded from core earnings (see core expenses reconciliation above)	60	18	39	1	8	66
Core expenditures	$2,112	$2,108	$1,856	$1,835	$1,872	$7,671
CER adjustment(2)	–	14	54	62	55	185
Core expenditures, CER basis	$2,112	$2,122	$1,910	$1,897	$1,927	$7,856
Total expenditures	$2,172	$2,126	$1,895	$1,836	$1,880	$7,737
CER adjustment(2)	–	15	56	61	56	188
Total expenditures, CER basis	$2,172	$2,141	$1,951	$1,897	$1,936	$7,925

(1)	Expenses are components of insurance service expenses on the Statements of Income and are then capitalized to CSM.
(2)	The impact of updating foreign exchange rates to that which was used in 1Q23.

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.

Manulife Financial Corporation – First Quarter 2023	78

Expenditure efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenditures divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenditures.

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our Asian businesses. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings, on an IFRS 4 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.

Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					Full Year Results
($ millions, unless otherwise stated)	1Q23	4Q22	3Q22	2Q22	1Q22	2022
Income before income taxes	$1,719	$697	$484	$(2,656)	$(1,663)	$(3,138)
Less: Income before income taxes for segments other than Global WAM	1,374	236	160	(2,826)	(1,999)	(4,429)
Global WAM income before income taxes	345	461	324	170	336	1,291
Items unrelated to net fee income	676	527	658	793	675	2,653
Global WAM net fee income	1,021	988	982	963	1,011	3,944
Less: Net fee income from other segments	136	134	136	135	142	547
Global WAM net fee income excluding net fee income from other segments	885	854	846	828	869	3,397
Net annualized fee income	$3,589	$3,388	$3,356	$3,321	$3,524	$3,397
Average assets under management and administration	$804,455	$779,643	$773,575	$778,180	$822,544	$790,268
Net fee income yield (bps)	44.6	43.5	43.4	42.7	42.9	43.0

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. The definition of NBV has changed for periods beginning after 2022 as follows:

•	adopting IFRS 17 in the calculation of expected future distributable earnings in Canada, and international high net worth business, which was reclassified to the Asia segment in 2023; and

•	changing the basis for calculating expected future distributable earnings in the U.S. from IFRS to local capital requirements.

NBV for periods beginning after December 31, 2022 is calculated as the present value of shareholders’ interests in expected future distributable earnings in accordance with IFRS 17, after the cost of capital calculated under the LICAT framework in Canada and the local capital requirements in the U.S. and Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

Manulife Financial Corporation – First Quarter 2023	79

NBV for periods prior to January 1, 2023 is calculated as the present value of shareholders’ interests in expected future distributable earnings in accordance with IFRS 4 “Insurance Contracts”, after the cost of capital calculated under the LICAT framework in Canada and the U.S. and the local capital requirements in Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding non-controlling interests. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary product sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or available for distribution to the Manulife Group from operating subsidiaries and excess capital generated by standalone Canadian operations. It is one of the key metrics used by management to evaluate our financial flexibility.

E4	Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

Manulife Financial Corporation – First Quarter 2023	80

The forward-looking statements in this document include, but are not limited to, statements with respect to the impact of changes in tax laws and, also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – First Quarter 2023	81

E5	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 on January 1, 2023, we have provided quarterly 2023 and restated quarterly 2022 information based on the new standard. See section A1 “Implementation of IFRS 17” for additional information. Information has not been restated prior to January 1, 2022 and as a result, quarterly 2021 information is based on what was reported in those quarters.

As at and for the three months ended(1) ($ millions, except per share amounts or otherwise stated, unaudited)	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021
Revenue
Insurance revenue	$5,763	$6,128	$5,560	$5,732	$5,698
Net investment result	970	(276)	43	(3,697)	(2,439)
Other revenue	1,691	1,671	1,547	1,446	1,522
Total revenue	$8,424	$7,523	$7,150	$3,481	$4,781
Income (loss) before income taxes	$1,719	$697	$484	$(2,656)	$(1,663)
Income tax (expense) recovery	(309)	226	(60)	553	440
Net income (loss)	$1,410	$923	$424	$(2,103)	$(1,223)
Net income (loss) attributed to shareholders	$1,406	$915	$491	$(2,119)	$(1,220)
Basic earnings (loss) per common share	$0.73	$0.43	$0.23	$(1.13)	$(0.66)
Diluted earnings (loss) per common share	$0.73	$0.43	$0.23	$(1.13)	$(0.66)
Segregated funds deposits	$11,479	$10,165	$9,841	$10,094	$12,328
Total assets (in billions)	$862	$834	$818	$810	$865
Revenue
Life and health insurance net premium income						$9,159	$9,269	$8,716
Annuities and pensions net premium income						901	714	698
Total net premium income						10,060	9,983	9,414
Investment income						4,350	3,964	4,099
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities						4,460	(958)	9,551
Other revenue						2,741	2,994	2,760
Total revenue						$21,611	$15,983	$25,824
Income (loss) before income taxes						$2,481	$1,480	$3,292
Income tax (expense) recovery						(430)	(166)	(610)
Net income (loss)						$2,051	$1,314	$2,682
Net income (loss) attributed to shareholders						$2,084	$1,592	$2,646
Basic earnings (loss) per common share						$1.04	$0.80	$1.33
Diluted earnings (loss) per common share						$1.03	$0.80	$1.33
Segregated funds deposits						$10,920	$10,929	$10,301
Total assets (in billions)						$918	$898	$879
Weighted average common shares (in millions)	1,858	1,878	1,902	1,921	1,938	1,943	1,942	1,942
Diluted weighted average common shares (in millions)	1,862	1,881	1,904	1,924	1,942	1,946	1,946	1,946
Dividends per common share	$0.365	$0.330	$0.330	$0.330	$0.330	$0.330	$0.280	$0.280
CDN$ to US$1 - Statement of Financial Position	1.3534	1.3549	1.3740	1.2900	1.2496	1.2678	1.2741	1.2394
CDN$ to US$1 - Statement of Income	1.3524	1.3575	1.3057	1.2765	1.2663	1.2601	1.2602	1.2282

(1)	2021 quarterly results are not restated for IFRS 17 and IFRS 9.

Manulife Financial Corporation – First Quarter 2023	82

E6	Revenue

	Quarterly Results
($ millions, unaudited)	1Q23	4Q22	1Q22

Insurance revenue	$5,763	$6,128	$5,698
Net investment income	5,153	1,440	(1,088)
Other revenue	1,691	1,671	1,522

Total revenue	$12,607	$9,239	$6,132

Total revenue by segment
Asia	$3,283	$992	$1,501
Canada	3,546	2,647	716
U.S.	3,856	3,815	2,654
Global Wealth and Asset Management	1,451	1,529	1,350
Corporate and Other	471	256	(89)

Total revenue	$12,607	$9,239	$6,132

Total revenue in 1Q23 was $12.6 billion compared with $6.1 billion in 1Q22. The increase in total revenue of $6.5 billion compared with 1Q23 was due to net realized and unrealized losses on derivatives in 1Q22 as a result of higher interest rates and net realized and unrealized equity gains in 1Q23 compared with losses in 1Q22.

•

Asia total revenue in 1Q23 was $3.3 billion compared with $1.5 billion in 1Q22. The increase in total revenue of $1.8 billion was primarily driven by an increase in net investment income due to net realized and unrealized equity gains in 1Q23 compared with losses in 1Q22.

•

Canada total revenue in 1Q23 was $3.5 billion compared with $0.7 billion in 1Q22. The increase in total revenue of $2.8 billion was primarily due to net realized and unrealized losses on derivatives 1Q22 as a result of higher interest rates.

•

U.S. total revenue in 1Q23 was $3.9 billion compared with $2.7 billion in 1Q22. The increase in total revenue of $1.2 billion was primarily driven by net realized and unrealized losses on derivatives in 1Q22 as a result of higher interest rates.

•

Global WAM total revenue in 1Q23 was $1.5 billion compared with $1.4 billion in 1Q22. The increase in total revenue of $0.1 billion was due mainly due to losses in seed capital investments in 1Q22 compared with gains in 1Q23.

•

Corporate and Other total revenue in 1Q23 was $0.5 billion compared with a loss of $0.1 billion in 1Q22. The increase in total revenue of $0.6 billion was due to lower net realized losses on the sale of FVOCI fixed income, higher yields on fixed income, and a more favourable impact of markets on public equities and other assets in 1Q23 compared with 1Q22.

E7	Other

No changes were made in our internal control over financial reporting during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except that, in connection with the adoption of IFRS 17 and IFRS 9, the Company made significant updates and modifications to existing internal controls and implemented a number of new internal controls. These changes include controls over new and existing systems, including technological systems, and controls that were implemented or modified in our actuarial and accounting processes to address the risks associated with the newly adopted accounting standards.

As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – First Quarter 2023	83

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	March 31, 2023	Restated (note 2) December 31, 2022	Restated (note 2) January 1, 2022
Assets
Cash and short-term securities	$18,775	$19,153	$22,594
Debt securities	212,366	203,842	224,139
Public equities	24,825	23,519	28,067
Mortgages	52,128	51,765	53,948
Private placements	43,771	42,010	47,289
Loans to Bank clients	2,706	2,781	2,506
Real estate	14,041	14,269	14,269
Other invested assets	43,864	42,803	35,291
Total invested assets (note 3)	412,476	400,142	428,103
Other assets
Accrued investment income	2,913	2,635	2,428
Derivatives (note 4)	8,408	8,588	17,503
Insurance contract assets (note 5)	325	673	972
Reinsurance contract held assets (note 5)	46,148	45,871	52,829
Deferred tax assets	6,766	6,708	7,767
Goodwill and intangible assets	10,499	10,519	9,919
Miscellaneous	10,543	9,991	8,911
Total other assets	85,602	84,985	100,329
Segregated funds net assets (note 15)	364,044	348,562	399,788
Total assets	$862,122	$833,689	$928,220
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$367,851	$354,857	$405,621
Reinsurance contract held liabilities (note 5)	2,405	2,391	2,079
Investment contract liabilities (note 6)	10,545	10,079	10,064
Deposits from Bank clients	21,814	22,507	20,720
Derivatives (note 4)	11,879	14,289	10,038
Deferred tax liabilities	1,648	1,536	1,713
Other liabilities	19,640	18,886	19,443
Long-term debt (note 8)	6,228	6,234	4,882
Capital instruments (note 9)	7,317	6,122	6,980
Total liabilities, excluding those for account of segregated fund holders	449,327	436,901	481,540
Insurance contract liabilities for account of segregated fund holders (note 5)	113,497	110,216	130,836
Investment contract liabilities for account of segregated fund holders	250,547	238,346	268,952
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	364,044	348,562	399,788
Total liabilities	813,371	785,463	881,328
Equity
Preferred shares and other equity (note 10)	6,660	6,660	6,381
Common shares (note 10)	22,012	22,178	23,093
Contributed surplus	235	238	262
Shareholders’ and other equity holders’ retained earnings	4,009	3,947	9,656
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	31,537	38,057	(17,117)
Reinsurance finance income (expenses)	(4,621)	(5,410)	984
Fair value through other comprehensive income (“OCI”) investments	(18,306)	(24,645)	17,764
Pension and other post-employment plans	(113)	(97)	(114)
Cash flow hedges	(38)	8	(155)
Cost of hedging	13	–	–
Real estate revaluation reserve	24	22	23
Translation of foreign operations	5,963	5,918	4,578
Total shareholders’ and other equity	47,375	46,876	45,355
Participating policyholders’ equity	(135)	(77)	101
Non-controlling interests	1,511	1,427	1,436
Total equity	48,751	48,226	46,892
Total liabilities and equity	$862,122	$833,689	$928,220

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	Don Lindsay
President and Chief Executive Officer	Chair of the Board of Directors

Manulife Financial Corporation – First Quarter 2023	84

Consolidated Statements of Income

For the three months ended March 31, (Canadian $ in millions except per share amounts, unaudited)	2023	Restated (note 2) 2022
Insurance service result
Insurance revenue (note 5)	$5,763	$5,698
Insurance service expenses (note 5)	(4,782)	(5,092)
Net expenses from reinsurance contracts held (note 5)	(132)	109
Total insurance service result	849	715
Investment result
Investment income (note 3)
Investment income	3,520	3,570
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	1,944	(4,396)
Investment expenses	(311)	(262)
Net investment income (loss)	5,153	(1,088)
Insurance finance income (expense) and effect of movement in foreign exchange rates (note 5)	(3,778)	(904)
Reinsurance finance income (expense) and effect of movement in foreign exchange rates (note 5)	(322)	(297)
Decrease (increase) in investment contract liabilities	(83)	(150)
	970	(2,439)
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	17,613	(22,395)
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(17,613)	22,395
Net segregated funds investment result	–	–
Total investment result	970	(2,439)
Other revenue (note 11)	1,691	1,522
General expenses	(1,086)	(931)
Commissions related to non-insurance contracts	(338)	(358)
Interest expense	(367)	(172)
Net income (loss) before income taxes	1,719	(1,663)
Income tax recovery (expense)	(309)	440
Net income (loss)	$1,410	$(1,223)
Net income (loss) attributed to:
Non-controlling interests	$54	$2
Participating policyholders	(50)	(5)
Shareholders and other equity holders	1,406	(1,220)
	$1,410	$(1,223)
Net income (loss) attributed to shareholders	1,406	(1,220)
Preferred share dividends and other equity distributions	(52)	(52)
Common shareholders’ net income (loss)	$1,354	$(1,272)
Earnings per share
Basic earnings per common share (note 10)	$0.73	$(0.66)
Diluted earnings per common share (note 10)	0.73	(0.66)
Dividends per common share	0.37	0.33

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2023	85

Consolidated Statements of Comprehensive Income

For the three months ended March 31, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Net income (loss)	$1,410	$(1,223)
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	28	(706)
Net investment hedges	19	94
Insurance finance income (expense)	(7,096)	24,619
Reinsurance finance income (expense)	788	(2,385)
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	6,482	(19,915)
Reclassification of net realized (gains) losses and provision for credit losses recognized in income	46	300
Cash flow hedges:
Unrealized gains (losses) arising during the period	(15)	74
Reclassification of realized gains (losses) to net income	(9)	12
Cost of hedging:
Unrealized gains (losses) arising during the period	(9)	–
Total items that may be subsequently reclassified to net income	234	2,093
Items that will not be reclassified to net income:
Change in actuarial gains (losses) on pension and other post-employment plans	(16)	13
Real estate revaluation reserve	2	–
Total items that will not be reclassified to net income	(14)	13
Other comprehensive income (loss), net of tax	220	2,106
Total comprehensive income (loss), net of tax	$1,630	$883
Total comprehensive income (loss) attributed to:
Non-controlling interests	$84	$7
Participating policyholders	(58)	(2)
Shareholders and other equity holders	1,604	878
Income Taxes included in Other Comprehensive Income
For the three months ended March 31, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Income tax expense (recovery) on:
Unrealized foreign exchange gains (losses) on net investment hedges	$2	$11
Insurance / reinsurance finance income (expense)	(1,328)	5,167
Unrealized gains (losses) on fair value through OCI investments	1,306	(4,130)
Reclassification of net realized gains (losses) on fair value through OCI investments	–	68
Unrealized gains (losses) on cash flow hedges	(11)	15
Reclassification of realized gains (losses) to net income on cash flow hedges	(3)	3
Unrealized gains (losses) on cost of hedging	4	–
Change in actuarial gains (losses) on pension and other post-employment plans	(4)	8
Total income tax expense (recovery)	$(34)	$1,142

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2023	86

Consolidated Statements of Changes in Equity

For the three months ended March 31, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,381
Redeemed (note 10)	–	(711)
Balance, end of period	6,660	5,670
Common shares
Balance, beginning of period	22,178	23,093
Repurchased (note 10)	(186)	(171)
Issued on exercise of stock options and deferred share units	20	11
Balance, end of period	22,012	22,933
Contributed surplus
Balance, beginning of period	238	262
Exercise of stock options and deferred share units	(4)	(2)
Stock option expense	1	2
Balance, end of period	235	262
Shareholders’ and other equity holders’ retained earnings
Balance, beginning of period	3,947	23,492
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(3,191)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	(409)	(10,645)
Restated balance, beginning of period	3,538	9,656
Net income attributed to shareholders and other equity holders	1,406	(1,220)
Common shares repurchased	(212)	(206)
Preferred share dividends and other equity distributions	(52)	(52)
Preferred shares redeemed (note 10)	–	(14)
Common share dividends	(671)	(631)
Balance, end of period	4,009	7,533
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	13,853	5,180
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(16,133)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	408	16,916
Restated balance, beginning of period	14,261	5,963
Change in unrealized foreign exchange gains (losses) on net foreign operations	45	(612)
Change in actuarial gains (losses) on pension and other post-employment plans	(16)	13
Changes in insurance / reinsurance finance income (expenses)	(5,682)	20,565
Change in unrealized gains (losses) on fair value through OCI investments	5,882	(17,954)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(24)	86
Change in cost of hedging	(9)	–
Change in real estate revaluation reserve	2	–
Balance, end of period	14,459	8,061
Total shareholders’ and other equity, end of period	47,375	44,459
Participating policyholders’ equity
Balance, beginning of period	(77)	(1,233)
Opening adjustment of insurance contracts at adoption of IFRS 17	–	707
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	–	626
Restated balance, beginning of period	(77)	100
Net income (loss) attributed to participating policyholders	(50)	(5)
Other comprehensive income (losses) attributed to policyholders	(8)	3
Balance, end of period	(135)	98
Non-controlling interests
Balance, beginning of period	1,427	1,694
Opening adjustment of insurance contracts at adoption of IFRS 17	–	(258)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	–	–
Restated balance, beginning of period	1,427	1,436
Net income attributed to non-controlling interests	54	2
Other comprehensive income (losses) attributed to non-controlling interests	30	5
Contributions (distributions and acquisition), net	–	3
Balance, end of period	1,511	1,446
Total equity, end of period	$48,751	$46,003

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2023	87

Consolidated Statements of Cash Flows

For the three months ended March 31, (Canadian $ in millions, unaudited)	2023	Restated (note 2) 2022
Operating activities
Net income (loss)	$1,410	$(1,223)
Adjustments:
Increase (decrease) in net insurance contract liabilities (note 5)	6,162	1,911
Increase (decrease) in investment contract liabilities	83	150
(Increase) decrease in reinsurance contract assets excluding reinsurance transaction noted below (note 5)	356	973
Amortization of (premium) discount on invested assets	28	7
Contractual service margin (“CSM”) amortization	(447)	(573)
Other amortization	138	130
Net realized and unrealized (gains) losses and impairment on assets	(1,863)	5,109
Gain on U.S. variable annuity reinsurance transaction (pre-tax) (note 5)	–	(1,065)
Deferred income tax expense (recovery)	117	(711)
Stock option expense	1	2
Cash provided by operating activities before undernoted items	5,985	4,710
Cash decrease due to U.S. variable annuity reinsurance transaction (note 5)	–	(1,263)
Changes in policy related and operating receivables and payables	(3,030)	(928)
Cash provided by (used in) operating activities	2,955	2,519
Investing activities
Purchases and mortgage advances	(22,286)	(33,815)
Disposals and repayments	17,928	30,318
Change in investment broker net receivables and payables	405	515
Cash provided by (used in) investing activities	(3,953)	(2,982)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	152	(78)
Issue of long-term debt (note 8)	–	946
Issue of capital instruments, net (note 9)	1,194	–
Secured borrowing from securitization transactions	194	291
Change in deposits from Bank clients, net	(686)	1,005
Lease payments	(11)	(33)
Shareholders’ dividends and other equity distributions	(723)	(697)
Contributions from (distributions to) non-controlling interests, net	–	3
Common shares repurchased (note 10)	(398)	(377)
Common shares issued, net (note 10)	20	11
Preferred shares redeemed, net (note 10)	–	(711)
Cash provided by (used in) financing activities	(258)	360
Cash and short-term securities
Increase (decrease) during the period	(1,256)	(103)
Effect of foreign exchange rate changes on cash and short-term securities	11	(255)
Balance, beginning of period	18,635	21,930
Balance, end of period	17,390	21,572
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	19,153	22,594
Net payments in transit, included in other liabilities	(518)	(664)
Net cash and short-term securities, beginning of period	18,635	21,930
End of period
Gross cash and short-term securities	18,775	22,069
Net payments in transit, included in other liabilities	(1,385)	(497)
Net cash and short-term securities, end of period	$17,390	$21,572
Supplemental disclosures on cash flow information
Interest received	$2,627	$2,651
Interest paid	329	140
Income taxes paid	131	535

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2023	88

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Asia and Canada and as Manulife and John Hancock in the United States.

These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2022 Annual Consolidated Financial Statements, and those described in notes 1, 2 and 25 of the Company’s 2022 Annual Consolidated Financial Statements. Notes 2 and 25 notably relate to the adoption of International Financial Reporting Standards (“IFRS”) 17 (“Insurance Contracts”) and IFRS 9 (“Financial Instruments”) and related accounting policies.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements for the year ended December 31, 2022, included on pages 131 to 229 of the Company’s 2022 Annual Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors” section of the First Quarter 2023 Management Discussion and Analysis (“MD&A”). These denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements. Additional disclosures for the year ended December 31, 2022 under IFRS 17 are included directly in these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three months ended March 31, 2023 were authorized for issue by MFC’s Board of Directors on May 10, 2023.

(b) Basis of preparation

Refer to notes 1, 2 and 25 of the Company’s 2022 Annual Consolidated Financial Statements for a summary of the most significant estimation processes used in the preparation of these Interim Consolidated Financial Statements under IFRS and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.

Note 2 Accounting and Reporting Changes

(a) Changes in accounting and reporting policy

(I) IFRS 17 “Insurance Contracts”

IFRS 17 “Insurance Contracts” (“IFRS 17”) was issued in May 2017 to be effective for years beginning on January

1, 2021. Amendments to IFRS 17 were issued in June 2020 and included a two-year deferral of the effective date.

IFRS 17 as amended, became effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impracticable the modified retrospective or fair value methods may be used. The standard replaced IFRS 4 “Insurance Contracts” and therefore replaced the Canadian Asset Liability Method (“CALM”) and materially changed the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company’s Consolidated Financial Statements.

Narrow-scope amendments to IFRS 17 were issued in December 2021 and were effective on initial application of IFRS 17 and IFRS 9 “Financial Instruments” (“IFRS 9”) which the Company has adopted on January 1, 2023. The amendments reduce accounting mismatches between insurance contract liabilities and financial assets in scope of

Manulife Financial Corporation – First Quarter 2023	89

IFRS 9 within comparative prior periods when initially applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period.

The Company adopted IFRS 17 as amended on January 1, 2023, with an effective date of January 1, 2022. To illustrate the effects of adoption, the Company presented in Note 2 (b)(i) of the Company’s 2022 Annual Consolidated Financial Statements a condensed opening Statement of Financial Position prepared under IFRS 17 as at January 1, 2022 and also the Company’s invested assets classified and measured in accordance with IFRS 9 as at January 1, 2022 compared to how they are classified and measured under IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). The Company’s 2022 Annual Consolidated Financial Statements Note 2 b(i) includes explanations of differences in IFRS 17 principles compared to CALM and of the detailed effects of the Company’s adoption.

The 2022 comparative figures as presented in these Interim Consolidated Financial Statements have been restated, where indicated, for the adoption of IFRS 17. For the Company’s accounting policies for applying IFRS 17 to the Company’s insurance and reinsurance contracts, refer to Note 25 of the Company’s 2022 Annual Consolidated Financial Statements.

(II) IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”

IFRS 9 was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In conjunction with the amendments to IFRS 17 issued in June 2020, the IASB amended IFRS 4 “Insurance Contracts” to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17. The standard replaced IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 addresses accounting and reporting principles for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting. IFRS 7 “Financial Instruments: Disclosures” was amended in conjunction with IFRS 9 and IFRS 17, with expanded qualitative and quantitative disclosures related to financial instruments and became effective along with IFRS 9 and IFRS 17 on January 1, 2023.

The Company adopted IFRS 9 on January 1, 2023, as permitted under the June 2020 amendments to IFRS 4 “Insurance Contracts”. The Company’s accounting policies for invested assets, and derivative and hedging instruments in accordance with IFRS 9 are presented in Note 25 of the Company’s 2022 Annual Consolidated Financial Statements. Note 2 (b)(ii) of the Company’s 2022 Annual Consolidated Financial Statements includes explanations of IFRS 9’s accounting and reporting principles.

IFRS 9 does not require restatement of comparative periods and the Company has not done so. The Company elected the option under IFRS 17 to reclassify financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17, on an instrument-by-instrument basis, for 2022 comparatives in order to align with the classifications on initial application of IFRS 9 as at January 1, 2023. These classification changes are illustrated in 2022 Note 2 (b)(i). These classification changes led the Company to present certain investment results previously reported in net investment income or OCI under IAS 39, within OCI or net investment income under IFRS 9, respectively. For 2022 comparative information, the Company did not apply IFRS 9’s expected credit loss (“ECL”) impairment model or hedge accounting principles. With respect to these matters, the guidance contained in IAS 39 was maintained. In the case of assets previously classified as FVTPL under IAS 39 and classified as FVOCI or amortized cost under IFRS 9, no IAS 39 impairment was calculated for these financial statements.

Consistent with IFRS 17 amendments, the adoption of IFRS 9 resulted in certain differences in the classification and measurement of financial assets when compared to their classification and measurement under IAS 39. The most significant classification changes included approximately $184 billion of debt securities previously classified as FVTPL which are classified as FVOCI under IFRS 9.

Manulife Financial Corporation – First Quarter 2023	90

The Company has elected to apply the hedge accounting requirements under IFRS 9 to all designated hedge accounting relationships prospectively, with the exception to the cost of hedging guidance, that has been applied retrospectively for certain cash flow hedge and net investment hedge relationships. As at January 1, 2023, all existing IAS 39 hedge accounting relationships were assessed and qualified for hedge accounting under IFRS 9. These existing relationships are treated as continuing hedge accounting relationships under IFRS 9 on January 1, 2023 and are disclosed with comparative information for 2022 under IAS 39. Refer to note 4.

The Company has designated new hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income, and changes in fair value due to financial risk of insurance liabilities and financial assets in OCI. The incremental notional of derivatives designated in new hedge accounting relationships amounted to $232,637 on transition date. New hedge accounting relationships are effective prospectively on January 1, 2023.

The effects of adoption were as follows:

•

Effects from applying IFRS 17 asset classification changes among FVTPL, AFS and amortized cost under IAS 39 to FVOCI and FVTPL under IFRS 9 resulted in a reduction in retained earnings of $10,645, net of tax, and an increase in OCI of $16,916, net of tax, as at January 1, 2022 when IFRS 17’s transition option was elected. These were presented under “Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17” in the Consolidated Statements of Changes in Equity.

•

The adoption of IFRS 9 resulted in recognition of ECL of $724. Loss allowances when applied to assets held at amortized cost reduce the carrying value of the assets, and reduce equity. Loss allowances do not affect the fair value of assets held at FVOCI and therefore do not affect their carrying value. Loss allowances for assets held at FVOCI do not change total equity, instead result in movement between OCI and retained earnings.

•

The impact of adopting IFRS 9’s ECL impairment methodology resulted in a reduction to retained earnings of $409, net of tax, and an increase to accumulated OCI (“AOCI”) of $408 net of tax, on January 1, 2023. This results from the derecognition of loss allowances in accordance with IAS 39, and the recognition of ECL on FVOCI assets with reductions in retained earnings and corresponding increases in AOCI. For financial assets held at amortized cost and investment commitments, ECL was recognized with reductions in retained earnings.

•

As at January 1, 2023, the retrospective application of IFRS 9 cost of hedging for currency basis spread resulted with a net $22 reclassification from cash flow hedge and foreign currency translation reserve to a new separate component of accumulated OCI, the cost of hedging. Other IFRS 9 hedge accounting principles had $nil impact as at January 1, 2023 for these Interim Consolidated Financial Statements.

•

The impact of changes made as at January 1, 2023 were presented under line items labeled “Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17” in the Consolidated Statements of Changes in Equity.

The implementation of IFRS 9 has been incorporated into the Company’s Enterprise Risk Management Framework (“ERM”) and supervised by the Executive Risk Committee (“ERC”). The integration of forward-looking information into the calculation of the ECL and the definition and evaluation of what constitutes a significant increase in credit risk (“SICR”) of an investment are inherently subjective and involve the use of significant expert judgement. Therefore, the Company has developed a front-to-back governance framework over the ECL calculation and has designed controls and procedures to provide reasonable assurance that information is properly recorded. The Company has effective credit risk management processes in place that continue to be applicable and aim to ensure that the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

The Company adopted IFRS 7 (as amended), which expanded qualitative and quantitative disclosures related to financial instruments on January 1, 2023. Refer to notes 3, 4 and 7.

Manulife Financial Corporation – First Quarter 2023	91

The following table illustrates the impact on loss allowances for invested assets on transition from the incurred loss impairment under IAS 39 to the expected credit losses impairment allowance under IFRS 9.

	December 31, 2022 IAS 39 impairment allowance	January 1, 2023 IFRS 9 ECL allowance
Debt securities at FVOCI under IFRS 9	$–	$348
Private placements at FVOCI under IFRS 9	–	255
Private placements at amortized cost under IAS 39	25	–
Mortgages at FVOCI under IFRS 9	–	83
Mortgages at amortized cost under IAS 39	10	–
Other invested assets at FVOCI under IFRS 9	–	13
Financial assets at amortized cost under IFRS 9	–	14
Mortgages at amortized cost under IAS 39	7	–
Loans to Bank clients under IAS 39	5	–
Total on-balance sheet exposures	47	713
Allowance for credit losses on off-balance sheet exposures	–	11
Total	$47	$724

The following table shows financial liabilities under IAS 39 and the impact of classification and measurement changes on adoption of IFRS 9.

	Measurement category	December 31, 2022 IAS 39 Total carrying value	Impact of classification and measurement changes(1),(2)	January 1, 2023 IFRS 9 Total carrying value
Investment contract liabilities	FVTPL	$796	$2	$798
	Amortized cost	2,452	6,829	9,281
Deposits from Bank clients	Amortized cost	22,507	–	22,507
Derivative liabilities	FVTPL	14,289	–	14,289
Other liabilities	Amortized cost	17,421	1,465	18,886
Long-term debt	Amortized cost	6,234	–	6,234
Capital instruments	Amortized cost	6,122	–	6,122
Total in-scope financial liabilities		$69,821	$8,295	$78,117

(1)	Investment contract liabilities held at amortized cost of $6,829 were reclassified from insurance contract liabilities under IFRS 4.
(2)

Other liabilities include amounts not in scope of IFRS 9, for example pension obligations. Other liabilities of $1,465 held at amortized cost under IFRS 9 were reclassified from insurance contract liabilities under IFRS 4.

(III) Amendments to IAS 1 “Presentation of Financial Statements”

Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 “Making Materiality Judgements” were issued in February 2021 and are effective prospectively on or after January 1, 2023 with earlier application permitted. The amendments address the process of selecting accounting policy disclosures, which will be based on assessments of the materiality of the accounting policies to the entity’s financial statements. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(IV) Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors”

Amendments to IAS 8 “Accounting Policies, Changes to Accounting Estimates and Errors” were issued in February 2021, and are effective prospectively on or after January 1, 2023, with earlier application permitted. The amendments include new definitions of estimate and change in accounting estimate, intended to help clarify the distinction among changes in accounting estimates, changes in accounting policies, and corrections of errors. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2023	92

Note 3 Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at March 31, 2023	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$112	$12,227	$6,436	$18,775	$18,775
Debt securities(6)
Canadian government and agency	988	20,207	–	21,195	21,195
U.S. government and agency	1,564	24,356	911	26,831	26,622
Other government and agency	88	28,919	–	29,007	29,007
Corporate	2,235	130,449	498	133,182	133,032
Mortgage / asset-backed securities	21	2,130	–	2,151	2,151
Public equities (FVTPL mandatory)	24,825	–	–	24,825	24,825
Mortgages	1,098	28,981	22,049	52,128	51,828
Private placements(7)	585	43,186	–	43,771	43,771
Loans to Bank clients	–	–	2,706	2,706	2,684
Real estate
Own use property	–	–	2,839	2,839	2,977
Investment property	–	–	11,202	11,202	11,202
Other invested assets
Alternative long-duration assets(8)	27,846	297	11,370	39,513	40,348
Various other	131	–	4,220	4,351	4,351
Total invested assets	$59,493	$290,752	$62,231	$412,476	$412,768

As at December 31, 2022	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$–	$12,859	$6,294	$19,153	$19,153
Debt securities(6)
Canadian government and agency	987	20,279	–	21,266	21,266
U.S. government and agency	1,378	22,446	912	24,736	24,494
Other government and agency	159	26,314	–	26,473	26,473
Corporate	2,209	126,371	499	129,079	128,910
Mortgage / asset-backed securities	22	2,266	–	2,288	2,288
Public equities (FVTPL mandatory)	23,519	–	–	23,519	23,519
Mortgages	1,138	28,621	22,006	51,765	51,372
Private placements(7)	516	41,494	–	42,010	42,010
Loans to Bank clients	–	–	2,781	2,781	2,760
Real estate
Own use property	–	–	2,852	2,852	3,008
Investment property	–	–	11,417	11,417	11,417
Other invested assets
Alternative long-duration assets(8)	26,938	296	11,226	38,460	39,225
Various other	130	–	4,213	4,343	4,343
Total invested assets	$56,996	$280,946	$62,200	$400,142	$400,238

(1)

FVTPL classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(2)

FVOCI classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

(3)

Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having Solely Payment of Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.

(4)

Invested assets above include debt securities, mortgages, private placements and approximately $301 (December 31, 2022 – $302) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows as at March 31, 2023 include debt securities, private placements and other invested assets with fair values of $nil, $97 and $503 respectively (December 31, 2022 – $nil, $98 and $507). The change in the fair value of these invested assets during the period was $(5) ($(94) during the year 2022).

(5)

Includes short-term securities with maturities of less than one year at acquisition amounting to $4,273 (December 31, 2022 – $4,148), cash equivalents with maturities of less than 90 days at acquisition amounting to $8,066 (December 31, 2022 – $8,711) and cash of $6,436 (December 31, 2022 – $6,294).

(6)

Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,498 and $1,061, respectively (December 31, 2022 – $1,787 and $870, respectively).

(7)

Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR, USD LIBOR and AUD BBSW of $176, $895 and $15 (December 31, 2022 – $173, $892 and $15, respectively), and private placements benchmarked to USD LIBOR, AUD BBSW and NZD BKBM of $1,417, $201 and $26 (December 31, 2022 – $1,613, $199 and $43, respectively). Exposures indexed to USD LIBOR represent floating rate invested assets with maturity dates beyond June 30, 2023 while exposures to CDOR represent floating rate invested assets with maturity dates beyond June 28, 2024. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As at March 31, 2023, the interest rate benchmark reform has not resulted in significant changes in the Company’s risk management strategy.

(8)

Alternative long-duration assets (“ALDA”) include investments in private equity of $14,685, infrastructure of $13,369, timber and agriculture of $6,024, oil and gas of $2,087 and various other ALDA of $3,348 (December 31, 2022 – $14,279, $12,751, $2,221, $5,979 and $3,230, respectively).

Manulife Financial Corporation – First Quarter 2023	93

(b) Investment income

For the three months ended March 31,	2023	2022
Interest income	$2,923	$2,851
Dividend, rental income and other income	682	940
Impairments, provisions and recoveries, net(1)	(191)	(15)
Other	106	(206)
	3,520	3,570
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	300	68
Public equities	1,110	(949)
Mortgages	27	(2)
Private placements	83	173
Real estate	(232)	324
Other invested assets	216	393
Derivatives	440	(4,403)
	1,944	(4,396)
Investment expenses	(311)	(262)
Total investment income (loss)	$5,153	$(1,088)

(1)

The Company adopted IFRS 9’s ECL impairment requirements as at January 1, 2023 without restating the comparative period. Impairments for 2023 are based on IFRS 9’s ECL requirements and impairments for 2022 are based on IAS 39’s incurred loss impairment requirements.

Manulife Financial Corporation – First Quarter 2023	94

(c) Fair value measurement

The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

	Total fair
As at March 31, 2023	value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$12,339	$–	$12,339	$–
Other	6,436	6,436	–	–
Debt securities
FVOCI
Canadian government and agency	20,207	–	20,207	–
U.S. government and agency	24,356	–	24,356	–
Other government and agency	28,919	–	28,909	10
Corporate	130,449	–	130,410	39
Residential mortgage-backed securities	7	–	7	–
Commercial mortgage-backed securities	517	–	517	–
Other asset-backed securities	1,606	–	1,583	23
FVTPL
Canadian government and agency	988	–	988	–
U.S. government and agency	1,564	–	1,564	–
Other government and agency	88	–	88	–
Corporate	2,235	–	2,235	–
Residential mortgage-backed securities	–	–	–	–
Commercial mortgage-backed securities	6	–	6	–
Other asset-backed securities	15	–	15	–
Private placements
FVOCI	43,186	–	32,718	10,468
FVTPL	585	–	541	44
Mortgages
FVOCI	28,981	–	–	28,981
FVTPL	1,098	–	–	1,098
Public equities
FVTPL	24,825	24,753	68	4
Real estate(1)
Investment property	11,202	–	–	11,202
Own use property	2,669	–	–	2,669
Other invested assets(2)	32,010	–	–	32,010
Segregated funds net assets(3)	364,043	328,508	31,573	3,962
Total	$738,331	$359,697	$288,124	$90,510

(1)

For real estate properties, the significant unobservable inputs are capitalization rates (ranging from 2.72% to 10.00% during the period and ranging from 2.25% to 9.00% during the year 2022), terminal capitalization rates (ranging from 3.00% to 10.00% during the period and ranging from 3.25% to 9.50% during the year 2022) and discount rates (ranging from 3.20% to 14.00% during the period and ranging from 3.30% to 11.00% during the year 2022). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)

Other invested assets measured at fair value are held primarily in infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.35% to 15.60% (for the year ended December 31, 2022 – ranged from 7.15% to 15.60%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 4.25% to 7.00% (for the year ended December 31, 2022 – ranged from 4.25% to 7.00%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – First Quarter 2023	95

	Total fair
As at December 31, 2022	value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$12,859	$–	$12,859	$–
Other	6,294	6,294	–	–
Debt securities
FVOCI
Canadian government and agency	20,279	–	20,279	–
U.S. government and agency	22,446	–	22,446	–
Other government and agency	26,314	–	26,305	9
Corporate	126,371	–	126,339	32
Residential mortgage-backed securities	7	–	7	–
Commercial mortgage-backed securities	589	–	589	–
Other asset-backed securities	1,670	–	1,644	26
FVTPL
Canadian government and agency	987	–	987	–
U.S. government and agency	1,378	–	1,378	–
Other government and agency	159	–	159	–
Corporate	2,209	–	2,209	–
Residential mortgage-backed securities	–	–	–	–
Commercial mortgage-backed securities	6	–	6	–
Other asset-backed securities	16	–	16	–
Private placements
FVOCI	41,494	–	33,666	7,828
FVTPL	516	–	485	31
Mortgages
FVOCI	28,621	–	–	28,621
FVTPL	1,138	–	–	1,138
Public equities
FVTPL	23,519	23,448	–	71
Real estate(1)
Investment property	11,417	–	–	11,417
Own use property	2,682	–	–	2,682
Other invested assets(2)	31,095	26	–	31,069
Segregated funds net assets(3)	348,562	314,436	30,141	3,985
Total	$710,628	$344,204	$279,515	$86,909

Note: For footnotes (1) to (3), refer to the “Fair value measurement” table as at March 31, 2023 above.

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

	Carrying	Total fair
As at March 31, 2023	value	value	Level 1	Level 2	Level 3
Mortgages	$22,049	$21,749	$–	$–	$21,749
Loans to Bank clients	2,706	2,684	–	2,684	–
Real estate - own use property	170	308	–	–	308
Public bonds HTM	1,409	1,050	–	1,050	–
Other invested assets(1)	11,854	12,689	287	–	12,402
Total invested assets disclosed at fair value	$38,188	$38,480	$287	$3,734	$34,459

	Carrying	Total fair
As at December 31, 2022	value	value	Level 1	Level 2	Level 3
Mortgages	$22,006	$21,613	$–	$–	$21,613
Loans to Bank clients	2,781	2,760	–	2,760	–
Real estate - own use property	170	326	–	–	326
Public bonds HTM	1,411	1,000	–	1,000	–
Other invested assets(1)	11,708	12,473	72	–	12,401
Total invested assets disclosed at fair value	$38,076	$38,172	$72	$3,760	$34,340

(1)

Other invested assets disclosed at fair value include $3,864 (December 31, 2022 - $3,840) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Manulife Financial Corporation – First Quarter 2023	96

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had $nil of assets transferred between Level 1 and Level 2 during the three months ended March 31, 2023 and 2022.

For segregated funds net assets, the Company had $nil transfers from Level 1 to Level 2 for the three months ended March 31, 2023 (March 31, 2022 – $nil). The Company had $nil transfers from Level 2 to Level 1 for the three months ended March 31, 2023 (March 31, 2022 – $nil).

Invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation – First Quarter 2023	97

The following table presents the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended March 31, 2023 and 2022.

For the three months ended March 31, 2023	Balance, January 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2023	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$9	$–	$–	$2	$–	$–	$–	$–	$(1)	$10	$–
Corporate	32	–	(1)	–	–	–	8	–	–	39	–
Other securitized assets	26	–	–	–	–	(3)	–	–	–	23	–
Public equities
FVTPL	71	–	–	–	–	–	–	(67)	–	4	–
Private placements
FVOCI	7,828	(9)	182	849	(258)	(115)	2,237	(272)	26	10,468	–
FVTPL	31	1	–	12	–	–	–	–	–	44	1
Mortgages
FVOCI	28,621	19	497	324	(258)	(195)	–	–	(27)	28,981	–
FVTPL	1,138	15	–	–	(44)	(11)	–	–	–	1,098	–
Investment property	11,418	(217)	–	47	(35)	–	–	–	(11)	11,202	(215)
Own use property	2,682	(18)	–	2	–	–	–	–	3	2,669	(18)
Other invested assets	31,038	305	(1)	1,198	(162)	(310)	–	–	(58)	32,010	310
Total invested assets	82,894	96	677	2,434	(757)	(634)	2,245	(339)	(68)	86,548	78
Derivatives, net	(3,188)	536	–	–	–	(1)	–	351	7	(2,295)	537
Segregated funds net assets	3,985	(9)	–	30	(38)	(4)	–	–	(2)	3,962	4
Total	$83,691	$623	$677	$2,464	$(795)	$(639)	$2,245	$12	$(63)	$88,215	$619

For the three months ended March 31, 2022	Balance, January 1, 2022	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, March 31, 2022	Change in unrealized gains (losses) on assets still held
Debt instruments
FVOCI
Other government & agency	$–	$–	$–	$–	$–	$–	$9	$–	$1	$10	$–
Corporate	41	–	–	–	–	–	–	(29)	1	13	–
Other securitized assets	28	–	1	–	–	(2)	–	–	(1)	26	–
Public equities
FVTPL	–	–	–	–	–	–	–	–	1	1	–
Private placements
FVOCI	5,136	–	(566)	99	–	(5)	178	(160)	(50)	4,632	–
FVTPL	30	(2)	–	–	–	–	–	–	–	28	(2)
Mortgages										–
FVOCI	31,798	35	(2,201)	900	(552)	(204)	–	–	(293)	29,483	–
FVTPL	1,203	(67)	–	–	–	(9)	–	–	(1)	1,126	–
Investment property	11,443	281	–	49	(102)	–	–	–	(98)	11,573	284
Own use property	2,661	27	–	3	–	–	–	–	(33)	2,658	27
Other invested assets	24,884	296	(15)	1,015	(32)	(361)	4	–	(356)	25,435	450
Total invested assets	77,224	570	(2,781)	2,066	(686)	(581)	191	(189)	(829)	74,985	759
Derivatives, net	2,101	(1,672)	21	–	–	(94)	–	(388)	5	(27)	(1,720)
Segregated funds net assets	4,281	126	–	68	(51)	(12)	–	–	(33)	4,379	34
Total	$83,606	$(976)	$(2,760)	$2,134	$(737)	$(687)	$191	$(577)	$(857)	$79,337	$(927)

(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in Investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the year, respectively.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data becoming available for the entire term structure of the debt security.

Manulife Financial Corporation – First Quarter 2023	98

(d) Remaining term to maturity

The following table presents remaining term to maturity for invested assets.

	Remaining terms to maturities(1)
As at March 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$18,775	$–	$–	$–	$–	$–	$18,775
Debt securities
Canadian government and agency	550	1,142	2,366	3,810	13,326	1	21,195
U.S. government and agency	200	929	533	3,987	21,182	–	26,831
Other government and agency	433	809	1,602	4,063	22,100	–	29,007
Corporate	8,565	14,797	17,855	36,644	55,321	–	133,182
Mortgage / asset-backed securities	7	90	288	676	1,090	–	2,151
Public equities	–	–	–	–	–	24,825	24,825
Mortgages	3,432	8,717	10,319	8,142	11,479	10,039	52,128
Private placements	1,622	3,144	4,202	8,732	25,999	72	43,771
Loans to Bank clients	33	22	5	–	2	2,644	2,706
Real estate
Own use property	–	–	–	–	–	2,839	2,839
Investment property	–	–	–	–	–	11,202	11,202
Other invested assets
Alternative long-duration assets	1	126	22	36	690	38,638	39,513
Various other(2)	93	–	19	1,517	2,233	489	4,351
Total invested assets	$33,711	$29,776	$37,211	$67,607	$153,422	$90,749	$412,476

	Remaining terms to maturities(1)
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$19,153	$–	$–	$–	$–	$–	$19,153
Debt securities
Canadian government and agency	738	1,242	2,536	3,811	12,939	–	21,266
U.S. government and agency	380	775	505	3,560	19,516	–	24,736
Other government and agency	457	753	1,490	3,801	19,972	–	26,473
Corporate	8,599	14,542	16,767	36,778	52,392	1	129,079
Mortgage / asset-backed securities	6	89	265	574	1,354	–	2,288
Public equities	–	–	–	–	–	23,519	23,519
Mortgages	3,288	7,838	10,911	7,906	11,629	10,193	51,765
Private placements	1,485	2,962	4,090	7,958	25,440	75	42,010
Loans to Bank clients	40	18	5	–	2	2,716	2,781
Real estate
Own use property	–	–	–	–	–	2,852	2,852
Investment property	–	–	–	–	–	11,417	11,417
Other invested assets
Alternative long-duration assets	1	46	22	35	674	37,682	38,460
Various other(2)	105	–	19	509	3,206	504	4,343
Total invested assets	$34,252	$28,265	$36,610	$64,932	$147,124	$88,959	$400,142

(1)	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
(2)	Primarily includes equity method accounted investments and leveraged leases.

Manulife Financial Corporation – First Quarter 2023	99

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from a variety of factors described in note 4 (a). The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are contractual agreements between the Company and a third-party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in the “Risk Management and Risk Factors” section of the Company’s 2022 MD&A for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives

The pricing models used to value derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign exchange rates, financial indices, commodity prices or indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign exchange rates and interest rate curves. However, certain derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all derivatives after considering the effects of netting agreements and collateral arrangements.

Manulife Financial Corporation – First Quarter 2023	100

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		March 31, 2023			December 31, 2022
As at		Notional	Fair value		Notional	Fair value
Type of hedge	Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$186,580	$3,280	$3,594	$–	$–	$–
	Foreign currency swaps	10,347	226	1,260	48	5	–
	Forward contracts	21,232	53	2,705	–	–	–
Cash flow hedges	Interest rate swaps	6,431	2	7	–	–	–
	Foreign currency swaps	1,159	44	235	1,155	40	203
	Equity contracts	309	6	–	173	3	–
Net investment hedges	Forward contracts	631	3	2	626	–	28
Total derivatives in qualifying hedge accounting relationships		226,689	3,614	7,803	2,002	48	231
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	89,672	2,325	3,180	268,081	5,751	7,557
	Interest rate futures	9,475	–	–	11,772	–	–
	Interest rate options	6,335	103	–	6,090	98	–
	Foreign currency swaps	30,163	1,758	362	39,667	2,029	1,579
	Currency rate futures	2,431	–	–	2,319	–	–
	Forward contracts	26,184	209	434	45,124	295	4,697
	Equity contracts	17,666	395	100	16,930	363	225
	Credit default swaps	158	4	–	159	4	–
	Equity futures	4,324	–	–	3,813	–	–
Total derivatives not designated in qualifying hedge accounting relationships		186,408	4,794	4,076	393,955	8,540	14,058
Total derivatives		$413,097	$8,408	$11,879	$395,957	$8,588	$14,289

The total notional amount above includes $209 billion (December 31, 2022 – $211 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to USD LIBOR and CDOR. Exposures indexed to USD LIBOR and CDOR represent derivatives with a maturity date beyond June 30, 2023 and June 28, 2024, respectively. Upon adoption of IFRS 9, the Company designated additional existing derivatives in hedge accounting relationships. The exposure in the Company’s hedge accounting programs is primarily to USD LIBOR and CDOR benchmarks. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation of qualifying hedge relationships due to the impact from interest rate benchmark reform.

The following table presents the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at March 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$576	$565	$497	$6,770	$8,408
Derivative liabilities	1,465	1,781	819	7,814	11,879

	Remaining term to maturity
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$580	$556	$556	$6,896	$8,588
Derivative liabilities	2,656	1,956	1,146	8,531	14,289

Manulife Financial Corporation – First Quarter 2023	101

The following table presents gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount(1)	Capital requirement(2)
As at March 31, 2023	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
OTC swap contracts	$7,652	$19,186	$99,333	$126,171	$5,718	$(7,089)	$(1,371)	$352	$7
Cleared swap contracts	5,351	20,347	130,814	156,512	444	(479)	(35)	–	–
Forward contracts	13,402	15,110	44	28,556	144	(3,015)	(2,871)	–	–
Futures	9,475	–	–	9,475	–	–	–	–	–
Options purchased	1,096	1,421	3,818	6,335	103	–	103	58	3
Subtotal	36,976	56,064	234,009	327,049	6,409	(10,583)	(4,174)	410	10
Foreign exchange
Swap contracts	2,355	10,493	28,821	41,669	2,025	(1,938)	87	1,046	20
Forward contracts	19,491	–	–	19,491	121	(125)	(4)	43	–
Futures	2,431	–	–	2,431	–	–	–	–	–
Subtotal	24,277	10,493	28,821	63,591	2,146	(2,063)	83	1,089	20
Credit derivatives	15	143	–	158	4	–	4	–	–
Equity contracts
Swap contracts	1,131	610	–	1,741	14	(22)	(8)	30	–
Futures	4,324	–	–	4,324	–	–	–	–	–
Options purchased	13,018	3,216	–	16,234	388	(75)	313	206	2
Subtotal	18,488	3,969	–	22,457	406	(97)	309	236	2
Subtotal including accrued interest	79,741	70,526	262,830	413,097	8,961	(12,743)	(3,782)	1,735	32
Less accrued interest	–	–	–	–	553	(864)	(311)	–	–
Total	$79,741	$70,526	$262,830	$413,097	$8,408	$(11,879)	$(3,471)	$1,735	$32

	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount(1)	Capital requirement(2)
As at December 31, 2022	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Interest rate contracts
OTC swap contracts	$8,817	$19,253	$98,380	$126,450	$5,992	$(8,135)	$(2,143)	$419	$9
Cleared swap contracts	2,494	16,823	122,314	141,631	254	(219)	35	–	–
Forward contracts	14,290	13,926	198	28,414	70	(4,468)	(4,398)	8	–
Futures	11,772	–	–	11,772	–	–	–	–	–
Options purchased	1,199	1,069	3,822	6,090	98	–	98	64	4
Subtotal	38,572	51,071	224,714	314,357	6,414	(12,822)	(6,408)	491	13
Foreign exchange
Swap contracts	2,026	10,475	28,369	40,870	2,067	(1,846)	221	1,166	23
Forward contracts	17,336	–	–	17,336	226	(258)	(32)	89	–
Futures	2,319	–	–	2,319	–	–	–	–	–
Subtotal	21,681	10,475	28,369	60,525	2,293	(2,104)	189	1,255	23
Credit derivatives	15	144	–	159	4	–	4	–	–
Equity contracts
Swap contracts	547	396	–	943	26	(7)	19	24	–
Futures	3,813	–	–	3,813	–	–	–	–	–
Options purchased	12,634	3,526	–	16,160	335	(218)	117	232	2
Subtotal	17,009	4,066	–	21,075	365	(225)	140	256	2
Subtotal including accrued interest	77,262	65,612	253,083	395,957	9,072	(15,151)	(6,079)	2,002	38
Less accrued interest	–	–	–	–	484	(862)	(378)	–	–
Total	$77,262	$65,612	$253,083	$395,957	$8,588	$(14,289)	$(5,701)	$2,002	$38

(1)

Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $413 billion (2022 – $396 billion) includes $79 billion (2022 – $77 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging. Due to the Company’s variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure for the Company than what the gross notional amount would suggest.

Manulife Financial Corporation – First Quarter 2023	102

The average rate of the hedging instruments in hedge relationships that do not frequently reset is presented as below:

As at March 31, 2023			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 289.00	$–	$380	$6,051	$6,431	$2	$(7)	$(5)
Foreign exchange risk
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	–	509	–	509	44	–	44
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(235)	(235)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	48	–	48	5	–	5
Equity risk
		MFC price:
Stock-based compensation	Equity contracts	$26.23	40	269	–	309	6	–	6
Total			$40	$1,206	$6,701	$7,947	$57	$(242)	$(185)

As at December 31, 2022			Remaining term to maturity (notional amounts)				Fair value
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Foreign exchange risk
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	$–	$505	$–	$505	$40	$–	$40
Foreign exchange and interest rate risk
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(203)	(203)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	48	–	48	5	–	5
Equity risk
Stock-based compensation	Equity contracts	MFC price: $25.39	9	164	–	173	3	–	3
Total			$9	$717	$650	$1,376	$48	$(203)	$(155)

Fair value and the fair value hierarchy of derivative instruments

As at March 31, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,854	$–	$5,655	$199
Foreign exchange contracts	2,149	–	2,149	–
Equity contracts	401	–	398	3
Credit default swaps	4	–	4	–
Total derivative assets	$8,408	$–	$8,206	$202
Derivative liabilities
Interest rate contracts	$9,797	$–	$7,309	$2,488
Foreign exchange contracts	1,982	–	1,981	1
Equity contracts	100	–	92	8
Total derivative liabilities	$11,879	$–	$9,382	$2,497

As at December 31, 2022	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,919	$–	$5,766	$153
Foreign exchange contracts	2,299	–	2,298	1
Equity contracts	366	–	361	5
Credit default swaps	4	–	4	–
Total derivative assets	$8,588	$–	$8,429	$159
Derivative liabilities
Interest rate contracts	$12,025	$–	$8,689	$3,336
Foreign exchange contracts	2,039	–	2,037	2
Equity contracts	225	–	216	9
Total derivative liabilities	$14,289	$–	$10,942	$3,347

Movement in net derivatives measured at fair value using significant unobservable inputs (Level 3) is presented in note 3 (c).

Manulife Financial Corporation – First Quarter 2023	103

(b) Hedge accounting relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements of hedge accounting and designation of a derivative in a qualifying hedge accounting relationship achieves the desired IFRS presentation. Risk management strategies eligible for hedge accounting may be designated as fair value hedges, cash flow hedges or net investment hedges.

At the inception of a hedge accounting relationship, the Company documents the relationship between hedging instrument and hedged item, its risk management objective, and its strategy for undertaking the hedge. At hedge inception and on an ongoing basis, an assessment is performed and documented to demonstrate that the hedging relationship qualifies for hedge accounting. In order to qualify for hedge accounting, there has to be an economic relationship between the hedging instrument and the hedged item, an assessment that the effect of credit risk does not dominate the economic relationship, and the hedge ratio between the hedging instrument and the hedged item will be based on the approach actually used by risk management, unless the hedge ratio used by risk management results in an imbalance that would create hedge ineffectiveness that is inconsistent with the purpose of hedge accounting.

•

The Company designates a specific risk component or a combination of risk components as the hedged risk, including benchmark interest rate, foreign exchange rate, equity price and consumer price index components. All these risk components are observable in the relevant market environment and the changes in fair value or variability in cash flows attributable to these risk components can be reliably measured for hedged items. The hedged risk is generally the most significant risk component of the overall changes in fair value or in cash flows. The Company acquires derivatives with underlying variables that offset the hedged risk based on the risk management strategy, and an economic relationship is established.

•

The Company executes hedging derivatives with counterparties with high credit quality and monitors the creditworthiness of the counterparties to ensure they are expected to meet cash flow obligations on the hedging instruments as they come due, and that the probability of counterparty default is remote. Further, changes in the Company’s own credit risk are immaterial and had insignificant impact to the hedging relationship.

•

A hedge ratio is calculated as the ratio between the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument the Company actually uses to hedge that quantity of hedged item.

•

For group fair value hedges of interest rate risk of insurance liabilities and group fair value hedges of foreign exchange and interest rate risk of foreign currency denominated debt instruments, the Company constructs the hedge relationships by comparing interest rate sensitivities of the group of hedging derivatives and the group of hedged items in the same currency. Interest rate sensitivities are compared by estimating the change in the present value of the cash flows of the hedged items and hedging derivatives from an instantaneous shock to interest rates, assuming no rebalancing actions are undertaken.

•	For the rest of the Company’s hedge accounting relationships, the Company generally constructs the hedge relationships by comparing the notional amounts of the hedging derivatives and of hedged items.

Hedge ineffectiveness in various hedging relationships may exist and potential sources of hedge ineffectiveness by risk category are summarized as below:

	Interest rate risk	Foreign currency risk	Equity risk	Consumer price index risk
Mismatches in some critical terms of hedging instrument and hedged item	✓	✓	✓	✓

Differences in valuation methodologies including discounting factor	✓	✓		✓

Changes in timing and amount of forecasted hedged items		✓		✓

Differences due to the use of non-zero fair value hedging instruments	✓	✓

Manulife Financial Corporation – First Quarter 2023	104

Hedging relationships that frequently reset

The Company uses a portfolio of derivatives to fair value hedge the foreign exchange rate and interest rate fluctuations of fixed rate debt instruments denominated in non-functional currencies, as well as the interest rate fluctuations of guaranteed insurance liabilities. The risk management objective is to hedge these foreign exchange and interest rate fluctuations with a hedge horizon of three months. At the end of each hedge horizon, the hedging relationships will mature naturally; and new fair value hedging relationships will be designated with a new pool of hedging instruments and hedged items.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments and guaranteed insurance liabilities due to changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in Total investment result. These investment gains (losses) are shown in the following table.

		Change in
	Change in	value of the	Ineffectiveness			Accumulated
	value of the	hedging	recognized in	Carrying	Accumulated	fair value
	hedged item for	instrument for	Total	amount for	fair value	adjustments on
For the three months ended March 31, 2023	ineffectiveness measurement	ineffectiveness measurement	investment result	hedged items(1)	adjustments on hedged items	de-designated hedged items
Assets
Interest rate risk
Debt securities at FVOCI	$–	$–	$–	$–	$–	$260
Foreign currency and interest rate risk
Debt securities at FVOCI	319	(346)	(27)	10,316	207	–
Total assets	$319	$(346)	$(27)	$10,316	$207	$260
Liabilities
Interest rate risk
Insurance contract liabilities	(1,251)	1,279	28	30,125	(1,250)	–
Total liabilities	$(1,251)	$1,279	$28	$30,125	$(1,250)	$–

		Change in
	Change in	value of the	Ineffectiveness			Accumulated
	value of the	hedging	recognized in	Carrying	Accumulated	fair value
	hedged item for	instrument for	Total	amount for	fair value	adjustments on
	ineffectiveness	ineffectiveness	investment	hedged	adjustments on	de-designated
For the year ended December 31, 2022	measurement	measurement	result	items	hedged items	hedged items
Assets(2)
Interest rate risk
Debt securities at FVOCI	$–	$–	$–	$–	$–	$265
Foreign currency and interest rate risk
Debt securities at FVOCI	7	(5)	2	31	7	–
Total assets	$7	$(5)	$2	$31	$7	$265
Total liabilities	$–	$–	$–	$–	$–	$–

(1)

The carrying amounts for hedged items presented are related to hedged items in active hedging relationships as at the reporting date. Out of the $10,316 related to assets, $10,285 relates to new hedge relationships designated under IFRS 9 and does not have amounts presented for the comparative period. Further, $30,125 related to liabilities are new hedge relationships designated under IFRS 9 and do not have amounts presented for the comparative period.

(2)	Represents existing hedges designated under IAS 39.

Manulife Financial Corporation – First Quarter 2023	105

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table. The effective portion of the change in fair value of hedging instruments associated with the CPI cash flow hedge accounting program is presented in AOCI, in the same line as the hedged item – Insurance finance income (expense). The AOCI balances of $112 as at March 31, 2023 (December 31, 2022 – $86) are all related to continuing cash flow hedges, of which $32 (December 31, 2022 - $nil) related to CPI cash flow hedges were reported in AOCI – Insurance finance income (expense). There is $nil balance in AOCI related to de-designated hedges as at March 31, 2023 and December 31, 2022, respectively.

		Change in fair	Change in fair			Ineffectiveness
	Hedged items in	value of hedged	value of hedging		Gains (losses)	recognized in
	qualifying cash flow	items for	instruments for	Gains (losses)	reclassified from	Total
For the three months	hedging	ineffectiveness	ineffectiveness	deferred in AOCI	AOCI into Total	investment
ended March 31, 2023	relationships	measurement	measurement	on derivatives	investment result	result
Foreign exchange risk
Foreign currency swaps	Fixed rate liabilities	$(4)	$4	$4	$4	$–
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	29	(29)	(29)	(1)	–
Equity price risk
Equity contracts	Stock-based compensation	7	(7)	(7)	2	–
CPI risk
Interest rate swaps(1)	Inflation linked insurance liabilities	(63)	63	63	31	–
Total		$(31)	$31	$31	$36	$–

		Change in fair	Change in fair			Ineffectiveness
	Hedged items in	value of hedged	value of hedging		Gains (losses)	recognized in
	qualifying cash flow	items for	instruments for	Gains (losses)	reclassified from	Total
For the year ended	hedging	ineffectiveness	ineffectiveness	deferred in AOCI	AOCI into Total	investment
December 31, 2022	relationships	measurement	measurement	on derivatives	investment result	result
Foreign exchange risk
Foreign currency swaps	Fixed rate assets	$1	$(1)	$(1)	$(1)	$–
	Fixed rate liabilities	(34)	34	34	35	–
Interest and foreign exchange risk
Foreign currency swaps	Floating rate liabilities	(175)	175	175	(49)	–
Equity price risk
Equity contracts	Stock-based compensation	(2)	2	2	6	–
Total		$(211)	$211	$211	$(8)	$–

(1)	Gains (losses) deferred in AOCI on derivatives are presented in AOCI under Insurance finance income (expense).

The Company anticipates that net losses of approximately $5 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 14 years with exception to CPI hedge relationships where the maximum time frame for which variable cash flows are hedged is 27 years.

Hedges of net investments in foreign operations

The Company may use non-functional currency denominated long-term debt, forward currency contracts and cross currency swaps to mitigate the foreign exchange translation risk of net investments in foreign operations. Refer to note 8.

Manulife Financial Corporation – First Quarter 2023	106

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

		Change in fair		Gains (losses)
	Change in fair	value of		reclassified	Ineffectiveness
	value of hedged	hedging		from AOCI	recognized in
	items for	instruments for	Gains (losses)	into Total	Total
	ineffectiveness	ineffectiveness	deferred in	investment	investment
For the three months ended March 31, 2023	measurement	measurement	AOCI	result	result
Non-functional currency denominated debt	$(9)	$9	$9	$–	$–
Forward currency contracts	(12)	12	12	–	–
Total	$(21)	$21	$21	$–	$–

		Change in fair		Gains (losses)
	Change in fair	value of		reclassified	Ineffectiveness
	value of hedged	hedging		from AOCI	recognized in
	items for	instruments for	Gains (losses)	into Total	Total
	ineffectiveness	ineffectiveness	deferred in	investment	investment
For the year ended December 31, 2022	measurement	measurement	AOCI	result	result
Non-functional currency denominated debt	$458	$(458)	$(458)	$–	$–
Forward currency contracts	(14)	14	14	–	–
Total	$444	$(444)	$(444)	$–	$–

The table below details the movement in the Company’s net investment hedge reserve.

As at	March 31, 2023	December 31, 2022
Balances in the foreign currency translation reserve for continuing hedges	$(116)	$(137)
Balances remaining in the cash flow hedge reserve on de-designated hedges	–	–
Total	$(116)	$(137)

Reconciliation of accumulated other comprehensive income (loss) related to cash flow hedges and net investment hedges

						Reclassification
						adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss)	recognized in	Reclassification	income (loss)	hedges as	no longer
For the three months	beginning of the	AOCI during	from AOCI to	end of the	hedged item	expected to
ended March 31, 2023	period	the period	income	period	affects income	occur
Interest rate and foreign exchange risk	$(114)	$(29)	$(1)	$(142)	$–	$–
Foreign exchange translation risk	5	4	4	5	–	–
CPI risk	–	63	31	32	–	–
Equity price risk	2	(7)	2	(7)	–	–
Total	$(107)	$31	$36	$(112)	$–	$–

						Reclassification
						adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss)	recognized in	Reclassification	income (loss)	hedges as	no longer
For the year ended	beginning of the	AOCI during	from AOCI to	end of the	hedged item	expected to
December 31, 2022	period	the period	income	period	affects income	occur
Interest rate and foreign exchange risk	$(314)	$175	$(49)	$(90)	$–	$–
Foreign exchange translation risk	3	34	35	2	–	–
CPI risk	–	–	–	–	–	–
Equity price risk	6	2	6	2	–	–
Total	$(305)	$211	$(8)	$(86)	$–	$–

Manulife Financial Corporation – First Quarter 2023	107

Reclassification
adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss)	recognized in	Reclassification	income (loss)	hedges as	no longer
For the three months ended	beginning of the	AOCI during	from AOCI to	end of the	hedged item	expected to
March 31, 2023	period	the period	Income	period	affects income	occur
Foreign exchange translation risk	$(137)	$21	$–	$(116)	$-	$-

Reclassification adjustment
					Reclassification	related to items
				Accumulated	adjustment	for which the
	Accumulated other	Hedging gains		other	related to de-	hedged future
	comprehensive	or losses		comprehensive	designated	cash flows are
	income (loss)	recognized in	Reclassification	income (loss)	hedges as	no longer
For the year ended December 31, 2022	beginning of the period	AOCI during the period	from AOCI to Income	end of the period	hedged item affects income	expected to occur
Foreign exchange translation risk	$307	$(444)	$–	$(137)	$-	$-

Cost of hedging

The Company has elected to apply cost of hedging guidance retrospectively for certain hedging relationships existing on January 1, 2023. The excluded components from hedging relationships related to forward elements and foreign currency basis spreads are presented in AOCI as cost of hedging and the following table provides details of the movement in the cost of hedging by hedged risk category.

For the three months
ended March 31, 2023
Foreign exchange risk
Balance, beginning of year	$(3)
Changes in fair value	–
Balance, end of period	$(3)
Foreign exchange and interest rate risk
Balance, beginning of year	$25
Changes in fair value	(5)
Balance, end of period	$20

(c)	Derivatives not designated in qualifying hedge accounting relationships

The Company uses derivatives to economically hedge various financial risks, however, not all derivatives qualify for hedge accounting requirements and in some cases, the Company has not elected to apply hedge accounting. As noted above, upon adoption of IFRS 9, the Company has designated additional existing derivatives in hedge accounting relationships. Below are the investment income impacts of derivatives not designated in qualifying hedge accounting relationships.

Investment income on derivatives not designated in qualifying hedge accounting relationships

	For the three months	For the year ended
	ended March 31, 2023	December 31, 2022
Interest rate swaps	$600	$(3,428)
Interest rate futures	(6)	(431)
Interest rate options	–	(258)
Foreign currency swaps	(71)	1,171
Currency rate futures	(13)	(103)
Forward contracts	61	(7,561)
Equity futures	(185)	794
Equity contracts	57	(818)
Total	$443	$(10,634)

Manulife Financial Corporation – First Quarter 2023	108

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed. As at March 31, 2023, reinsurance ceded guaranteed minimum income benefits had a fair value of $545 (December 31, 2022 – $535) and reinsurance assumed guaranteed minimum income benefits had a fair value of $60 (December 31, 2022 – $58).

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance contract. As at March 31, 2023, these embedded derivative liabilities had a fair value of $417 (December 31, 2022 – $395).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Note 5 Insurance and Reinsurance Contract Assets and Liabilities

(a) Movements in carrying amounts of insurance and reinsurance contracts

The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for each reporting segment. The changes are due to cash flows and amounts recognized in income and OCI.

There are two types of tables presented:

•

Tables which analyze movements in the liabilities for remaining coverage and liabilities for incurred claims separately and reconciles them to the relevant Consolidated Statements of Income and Consolidated Statements of Comprehensive Income line items.

•	Tables which analyze movements of contracts by measurement components including estimates of the present value of future cash flows, risk adjustment and CSM for portfolios.

Manulife Financial Corporation – First Quarter 2023	109

Insurance contracts

The following table presents the movement in the net assets or liabilities for insurance contracts issued, showing the liabilities for remaining coverage and the liabilities for incurred claims.

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(659)	$–	$7	$(12)	$–	$(9)	$(673)
Opening insurance contract liabilities	335,711	1,328	7,135	10,877	602	(796)	354,857
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net opening balance, January 1, 2023	445,268	1,328	7,142	10,865	602	(805)	464,400
Insurance revenue
Expected incurred claims and other insurance service result	(3,276)	–	–	–	–	–	(3,276)
Change in risk adjustment for non-financial risk expired	(315)	–	–	–	–	–	(315)
CSM recognized for services provided	(506)	–	–	–	–	–	(506)
Recovery of insurance acquisition cash flows	(179)	–	–	–	–	–	(179)
Contracts under Premium
Allocation Approach (“PAA”)	(1,487)	–	–	–	–	–	(1,487)
	(5,763)	–	–	–	–	–	(5,763)
Insurance service expense
Incurred claims and other insurance service expenses	–	(265)	3,455	1,284	93	–	4,567
Losses and reversal of losses on onerous contracts (future service)	–	146	–	–	–	–	146
Changes to liabilities for incurred claims (past service)	–	–	(9)	(203)	(97)	–	(309)
Amortization of insurance acquisition cash flows	378	–	–	–	–	–	378
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	378	(119)	3,446	1,081	(4)	–	4,782
Investment components and premium refunds	(4,261)	–	4,090	171	–	–	–
Insurance service result	(9,646)	(119)	7,536	1,252	(4)	–	(981)
Insurance finance (income) expense	13,573	8	(22)	313	14	–	13,886
Effects of movements in foreign exchange rates	(267)	3	(2)	2	–	–	(264)
Total changes in income and OCI	3,660	(108)	7,512	1,567	10	–	12,641
Cash flows
Premiums and premium tax received	12,378	–	–	–	–	–	12,378
Claims and other insurance service expenses paid, including investment components	–	–	(7,779)	(2,205)	–	–	(9,984)
Insurance acquisition cash flows	(1,653)	–	–	–	–	–	(1,653)
Total cash flows	10,725	–	(7,779)	(2,205)	–	–	741
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(134)	–	–	–	–	134	–
Acquisition cash flows incurred in the period	–	–	–	–	–	(40)	(40)
Movements related to insurance contract liabilities for account of segregated fund holders	3,281	–	–	–	–	–	3,281
Net closing balance	462,800	1,220	6,875	10,227	612	(711)	481,023
Closing insurance contract assets	(331)	1	26	(14)	–	(7)	(325)
Closing insurance contract liabilities	349,634	1,219	6,849	10,241	612	(704)	367,851
Closing insurance contract liabilities for account of segregated fund holders	113,497	–	–	–	–	–	113,497
Net closing balance, March 31, 2023	$462,800	$1,220	$6,875	$10,227	$612	$(711)	$481,023

Insurance finance (income) expense
Insurance finance (income) expense, per disclosure above							$13,886
Reclassification of derivative OCI to IFIE – cash flow hedges							(63)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge							(1,279)
Insurance finance (income) expense, per disclosure in note 5 (f)							$12,544

Manulife Financial Corporation – First Quarter 2023	110

	Liabilities for remaining coverage		Liabilities for incurred claims
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$(842)	$–	$60	$27	$–	$(217)	$(972)
Opening insurance contract liabilities	388,585	303	4,342	12,230	689	(528)	405,621
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	–	130,836
Net opening balance, January 1, 2022	518,579	303	4,402	12,257	689	(745)	535,485
Insurance revenue
Expected incurred claims and other insurance service result	(13,019)	–	–	–	–	–	(13,019)
Change in risk adjustment for non-financial risk expired	(1,665)	–	–	–	–	–	(1,665)
CSM recognized for service provided	(2,298)	–	–	–	–	–	(2,298)
Recovery of insurance acquisition cash flows	(534)	–	–	–	–	–	(534)
Contracts under PAA	(5,602)	–	–	–	–	–	(5,602)
	(23,118)	–	–	–	–	–	(23,118)
Insurance service expense
Incurred claims and other insurance service expenses	–	233	12,775	5,982	266	–	19,256
Losses and reversal of losses on onerous contracts (future service)	–	742	–	–	–	–	742
Changes to liabilities for incurred claims (past service)	–	–	(41)	(1,554)	(353)	–	(1,948)
Amortization of insurance acquisition cash flows	1,285	–	–	–	–	–	1,285
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	1,285	975	12,734	4,428	(87)	–	19,335
Investment components and premium refunds	(18,222)	–	16,514	1,708	–	–	–
Insurance service result	(40,055)	975	29,248	6,136	(87)	–	(3,783)
Insurance finance (income) expense	(68,375)	9	762	(1,229)	–	–	(68,833)
Effects of movements in foreign exchange rates	15,811	41	211	12	–	(14)	16,061
Total changes in income and OCI	(92,619)	1,025	30,221	4,919	(87)	(14)	(56,555)
Cash flows
Premiums and premium tax received	46,340	–	–	–	–	–	46,340
Claims and other insurance service expenses paid, including investment components	–	–	(27,481)	(6,311)	–	–	(33,792)
Insurance acquisition cash flows	(6,266)	–	–	–	–	–	(6,266)
Total cash flows	40,074	–	(27,481)	(6,311)	–	–	6,282
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(146)	–	–	–	–	146	–
Acquisition cash flows incurred in the period	–	–	–	–	–	(192)	(192)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	–	(20,620)
Net closing balance	445,268	1,328	7,142	10,865	602	(805)	464,400
Closing insurance contract assets	(659)	–	7	(12)	–	(9)	(673)
Closing insurance contract liabilities	335,711	1,328	7,135	10,877	602	(796)	354,857
Closing insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net closing balance, December 31, 2022	$445,268	$1,328	$7,142	$10,865	$602	$(805)	$464,400

Manulife Financial Corporation – First Quarter 2023	111

Insurance contracts

The following table presents the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment and CSM.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(1,826)	$512	$100	$557	$–	$(657)
Opening GMM and VFA insurance contract liabilities	297,974	25,750	17,105	2,087	(56)	342,860
Opening PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	110,216
Net opening balance, January 1, 2023	418,489	26,867	17,205	2,644	(805)	464,400
CSM recognized for services provided	–	–	(432)	(74)	–	(506)
Change in risk adjustment for non-financial risk for risk expired	–	(420)	–	–	–	(420)
Experience adjustments	44	–	–	–	–	44
Changes that relate to current services	44	(420)	(432)	(74)	–	(882)
Contracts initially recognized during the period	(680)	354	1	462	–	137
Changes in estimates that relate to change in non-financial assumptions and experience	(177)	(38)	259	(44)	–	–
Changes in estimates that relate to time value of money and changes in financial assumptions for direct participation contracts	15	212	(272)	45	–	–
Total changes in estimates that adjust the CSM	(162)	174	(13)	1	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	7	3	–	–	–	10
Changes that relate to future services	(835)	531	(12)	463	–	147
Adjustments to liabilities for incurred claims	(6)	(3)	–	–	–	(9)
Changes that relate to past services	(6)	(3)	–	–	–	(9)
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–
Insurance service result	(797)	108	(444)	389	–	(744)
Insurance finance (income) expense	12,439	964	70	15	–	13,488
Effects of movements in foreign exchange rates	(230)	(9)	14	12	–	(213)
Total changes in income and OCI	11,412	1,063	(360)	416	–	12,531
Total cash flows	786	–	–	–	–	786
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(1)	–	–	–	1	–
Acquisition cash flows incurred in the period	–	–	–	–	(1)	(1)
Change in PAA balance	(80)	12	–	–	94	26
Movements related to insurance contract liabilities for account of segregated fund holders	3,281	–	–	–	–	3,281
Net closing balance	433,887	27,942	16,845	3,060	(711)	481,023
Closing GMM and VFA insurance contract assets	(744)	223	71	142	–	(308)
Closing GMM and VFA insurance contract liabilities	309,089	27,102	16,774	2,918	(56)	355,827
Closing PAA insurance contract net liabilities	12,045	617	–	–	(655)	12,007
Closing insurance contract liabilities for account of segregated fund insurance holders	113,497	–	–	–	–	113,497
Net closing balance, March 31, 2023	$433,887	$27,942	$16,845	$3,060	$(711)	$481,023

Insurance finance (income) expense
Insurance finance (income) expense, per disclosure above						$13,488
Reclassification of derivative OCI to IFIE – cash flow hedges						(63)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge						(1,217)
PAA items:						–
PAA IFIE per disclosure						398
PAA Reclassification of derivative OCI to IFIE – cash flow hedges						–
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge						(62)
Insurance finance (income) expense, per disclosure in note 5 (f)						$12,544

Manulife Financial Corporation – First Quarter 2023	112

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(1,955)	$365	$179	$453	$–	$(958)
Opening GMM and VFA insurance contract liabilities	341,125	30,780	19,842	992	(54)	392,685
Opening PAA insurance contract net liabilities	12,919	694	–	–	(691)	12,922
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	130,836
Net opening balance, January 1, 2022	482,925	31,839	20,021	1,445	(745)	535,485
CSM recognized for services provided	–	–	(2,064)	(234)	–	(2,298)
Change in risk adjustment for non-financial risk for risk expired	–	(1,582)	–	–	–	(1,582)
Experience adjustments	6	–	–	–	–	6
Changes that relate to current services	6	(1,582)	(2,064)	(234)	–	(3,874)
Contracts initially recognized during the period	(2,880)	1,396	35	1,963	–	514
Changes in estimates that relate to change in non-financial assumptions and experience	3,988	(459)	(3,030)	(499)	–	–
Changes in estimates that relate to time value of money and changes in financial assumptions for direct participation contracts	(611)	(535)	1,293	(147)	–	–
Total changes in estimates that adjust the CSM	3,377	(994)	(1,737)	(646)	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	229	(2)	–	–	–	227
Changes that relate to future services	726	400	(1,702)	1,317	–	741
Adjustments to liabilities for incurred claims	(33)	(7)	–	–	–	(40)
Changes that relate to past services	(33)	(7)	–	–	–	(40)
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–
Insurance service result	699	(1,189)	(3,766)	1,083	–	(3,173)
Insurance finance (income) expense	(62,812)	(5,105)	311	31	–	(67,575)
Effects of movements in foreign exchange rates	13,898	1,411	639	85	–	16,033
Total changes in income and OCI	(48,215)	(4,883)	(2,816)	1,199	–	(54,715)
Total cash flows	5,198	–	–	–	–	5,198
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(5)	–	–	–	5	–
Acquisition cash flows incurred in the period	–	–	–	–	(7)	(7)
Change in PAA balance	(794)	(89)	–	–	(58)	(941)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	(20,620)
Net closing balance	418,489	26,867	17,205	2,644	(805)	464,400
Closing GMM and VFA insurance contract assets	(1,827)	512	100	557	–	(658)
Closing GMM and VFA insurance contract liabilities	297,975	25,750	17,105	2,087	(56)	342,861
Closing PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Closing insurance contract liabilities for account of segregated fund insurance holders	110,216	–	–	–	–	110,216
Net closing balance, December 31, 2022	$418,489	$26,867	$17,205	$2,644	$(805)	$464,400

Manulife Financial Corporation – First Quarter 2023	113

Reinsurance contracts held

The following table presents the movement in the net assets or liabilities for reinsurance contracts held, showing assets for remaining coverage and amounts recoverable on incurred claims arising from business ceded to reinsurers.

	Assets for remaining coverage		Assets for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Total
Opening reinsurance contract held assets	$37,853	$209	$7,521	$280	$8	$45,871
Opening reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net opening balance, January 1, 2023	35,657	213	7,384	218	8	43,480
Changes in income and OCI
Allocation of reinsurance premium paid	(1,631)	–	–	–	–	(1,631)
Amounts recoverable from reinsurers	–	–	–	–	–	–
Recoveries of incurred claims and other insurance service expenses	–	(10)	1,341	150	–	1,481
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	21	–	–	–	21
Adjustments to assets for incurred claims	–	–	1	(3)	(1)	(3)
Amortization of insurance acquisition cash flows	–	–	–	–	–	–
Insurance service result	(1,631)	11	1,342	147	(1)	(132)
Investment components and premium refunds	(388)	–	388	–	–	–
Net expenses from reinsurance contracts	(2,019)	11	1,730	147	(1)	(132)
Net finance (income) expense from reinsurance contracts	1,048	2	(48)	2	1	1,005
Effect of changes in non-performance risk of reinsurers	(13)	–	–	–	–	(13)
Effects of movements in foreign exchange rates	197	–	(4)	–	–	193
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(787)	13	1,678	149	–	1,053
Cash flows
Premiums paid	1,083	–	–	–	–	1,083
Amounts received	–	–	(1,723)	(150)	–	(1,873)
Total cash flows	1,083	–	(1,723)	(150)	–	(790)
Net closing balance	35,953	226	7,339	217	8	43,743
Closing reinsurance contract held assets	38,277	224	7,355	284	8	46,148
Closing reinsurance contract held liabilities	(2,324)	2	(16)	(67)	–	(2,405)
Net closing balance, March 31, 2023	$35,953	$226	$7,339	$217	$8	$43,743

	Assets for remaining coverage		Assets for incurred claims
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non- financial risk	Total
Opening reinsurance contract held assets	$45,699	$79	$6,740	$303	$8	$52,829
Opening reinsurance contract held liabilities	(2,030)	19	(27)	(41)	–	(2,079)
Net opening balance, January 1, 2022	43,669	98	6,713	262	8	50,750
Changes in income and OCI
Allocation of reinsurance premium paid	(6,024)	–	–	–	–	(6,024)
Amounts recoverable from reinsurers	–	–	–	–	–	–
Recoveries of incurred claims and other insurance service expenses	–	(30)	4,925	417	(4)	5,308
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	132	–	–	–	132
Adjustments to assets for incurred claims	–	–	3	(33)	(9)	(39)
Amortization of insurance acquisition cash flows	–	–	–	–	–	–
Insurance service result	(6,024)	102	4,928	384	(13)	(623)
Investment components and premium refunds	(1,341)	–	1,341	–	–	–
Net expenses from reinsurance contracts	(7,365)	102	6,269	384	(13)	(623)
Net finance (income) expense from reinsurance contracts	(9,586)	5	446	(14)	13	(9,136)
Effect of changes in non-performance risk of reinsurers	97	–	–	–	–	97
Effects of movements in foreign exchange rates	2,683	8	455	–	–	3,146
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(14,171)	115	7,170	370	–	(6,516)
Cash flows
Premiums paid	6,159	–	–	–	–	6,159
Amounts received	–	–	(6,499)	(414)	–	(6,913)
Total cash flows	6,159	–	(6,499)	(414)	–	(754)
Net closing balance	35,657	213	7,384	218	8	43,480
Closing reinsurance contract held assets	37,853	209	7,521	280	8	45,871
Closing reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net closing balance, December 31, 2022	$35,657	$213	$7,384	$218	$8	$43,480

Manulife Financial Corporation – First Quarter 2023	114

Reinsurance contracts held

The following table presents the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM.

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$39,656	$4,049	$1,774	$99	$45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Opening PAA reinsurance contract net assets	240	8	–	–	248
Net opening balance, January 1, 2023	35,977	5,631	1,735	137	43,480
CSM recognized for services received	–	–	(72)	13	(59)
Change in risk adjustment for non-financial risk for risk expired	–	(117)	–	–	(117)
Experience adjustments	33	–	–	–	33
Changes that relate to current services	33	(117)	(72)	13	(143)
Contracts initially recognized during the year	(7)	112	–	(83)	22
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	3	(6)	(3)
Changes in estimates that adjust the CSM	17	8	(30)	5	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	10	(8)	–	–	2
Changes that relate to future services	20	112	(27)	(84)	21
Adjustments to liabilities for incurred claims	1	–	–	–	1
Changes that relate to past services	1	–	–	–	1
Insurance service result	54	(5)	(99)	(71)	(121)
Insurance finance (income) expense from reinsurance contracts	754	242	15	(9)	1,002
Effects of changes in non-performance risk of reinsurers	(13)	–	–	–	(13)
Effects of movements in foreign exchange rates	196	–	(3)	–	193
Total changes in income and OCI	991	237	(87)	(80)	1,061
Total cash flows	(801)	–	–	–	(801)
Change in PAA balance	3	–	–	–	3
Net closing balance	36,170	5,868	1,648	57	43,743
Closing reinsurance contract held assets	39,991	4,296	1,558	7	45,852
Closing reinsurance contract held liabilities	(4,064)	1,564	90	50	(2,360)
Closing PAA reinsurance contract net assets	243	8	–	–	251
Net closing balance, March 31, 2023	$36,170	$5,868	$1,648	$57	$43,743

Manulife Financial Corporation – First Quarter 2023	115

			CSM
	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	Fair value	Other	Total
Opening reinsurance contract held assets	$46,025	$4,977	$2,012	$(501)	$52,513
Opening reinsurance contract held liabilities	(5,138)	1,719	1,262	105	(2,052)
Opening PAA reinsurance contract net assets	281	8	–	–	289
Net opening balance, January 1, 2022	41,168	6,704	3,274	(396)	50,750
CSM recognized for services received	–	–	(231)	(74)	(305)
Change in risk adjustment for non-financial risk for risk expired	–	(424)	–	–	(424)
Experience adjustments	9	–	–	–	9
Changes that relate to current services	9	(424)	(231)	(74)	(720)
Contracts initially recognized during the year	(1,276)	717	(7)	717	151
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	(15)	(50)	(65)
Changes in estimates that adjust the CSM	1,337	173	(1,440)	(70)	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	106	(60)	–	–	46
Changes that relate to future services	167	830	(1,462)	597	132
Adjustments to liabilities for incurred claims	3	–	–	–	3
Changes that relate to past services	3	–	–	–	3
Insurance service result	179	406	(1,693)	523	(585)
Insurance finance (income) expense from reinsurance contracts	(7,463)	(1,715)	56	(14)	(9,136)
Effects of changes in non-performance risk of reinsurers	97	–	–	–	97
Effects of movements in foreign exchange rates	2,787	236	98	24	3,145
Total changes in income and OCI	(4,400)	(1,073)	(1,539)	533	(6,479)
Total cash flows	(750)	–	–	–	(750)
Change in PAA balance	(41)	–	–	–	(41)
Net closing balance	35,977	5,631	1,735	137	43,480
Closing reinsurance contract held assets	39,656	4,049	1,774	99	45,578
Closing reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Closing PAA reinsurance contract net assets	240	8	–	–	248
Net closing balance, December 31, 2022	$35,977	$5,631	$1,735	$137	$43,480

(b) Insurance revenue by transition method

The following table provides information as a supplement to the insurance revenue disclosures in note 5 (a).

For the three months ended March 31, 2023	Asia	Canada	US	Other	Total
Contracts under the fair value method	$620	$826	$2,620	$(4)	$4,062
Contracts under the full retrospective method	153	3	59	–	215
Other contracts	463	1,181	(189)	31	1,486
Total	$1,236	$2,010	$2,490	$27	$5,763

For the year ended December 31, 2022	Asia	Canada	US	Other	Total
Contracts under the fair value method	$2,656	$3,370	$9,901	$(96)	$15,831
Contracts under the full retrospective method	666	122	76	–	864
Other contracts	1,412	4,625	268	118	6,423
Total	$4,734	$8,117	$10,245	$22	$23,118

Manulife Financial Corporation – First Quarter 2023	116

(c) Effect of new business recognized in the period

The following table presents components of new business for insurance contracts issued for the periods presented.

	For the three months ended March 31, 2023		For the year ended December 31, 2022
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$3,810	$1,282	$13,316	$5,572
Insurance acquisition cash flows	614	180	2,809	838
Claims and other insurance service expenses payable	3,196	1,102	10,507	4,734
Estimates of present value of cash inflows	(4,551)	(1,221)	(16,346)	(5,422)
Risk adjustment for non-financial risk	278	76	1,032	364
Contractual service margin	463	–	1,998	–
Amount included in insurance contract liabilities for the period	$–	$137	$–	$514

The following table presents components of new business for reinsurance contracts held portfolios for the periods presented.

	For the three months ended March 31, 2023	For the year ended December 31, 2022
New business reinsurance contracts
Estimates of present value of cash outflows	$(199)	$(7,894)
Estimates of present value of cash inflows	192	6,618
Risk adjustment for non-financial risk	112	717
Contractual service margin	(83)	710
Amount included in reinsurance assets for the period	$22	$151

(d) Expected recognition of contractual service margin

The following table presents expectations for the timing of recognition of CSM in income in future years.

As at December 31, 2022	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada
Insurance contracts issued	$333	$1,088	$936	$1,015	$620	$3,992
Reinsurance contracts held	(36)	(100)	(69)	(62)	(48)	(315)
	297	988	867	953	572	3,677
US
Insurance contracts issued	541	1,770	1,468	1,375	547	5,701
Reinsurance contracts held	(189)	(586)	(433)	(296)	(62)	(1,566)
	352	1,184	1,035	1,079	485	4,135
Asia
Insurance contracts issued	922	2,933	2,442	2,435	1,516	10,248
Reinsurance contracts held	(17)	(79)	(55)	5	11	(135)
	905	2,854	2,387	2,440	1,527	10,113
Corporate
Insurance contracts issued	(8)	(27)	(23)	(24)	(10)	(92)
Reinsurance contracts held	12	40	35	38	19	144
	4	13	12	14	9	52
Total	$1,558	$5,039	$4,301	$4,486	$2,593	$17,977

(e) Amortization of contractual service margin

The CSM represents the unearned profit for a group of insurance contracts where the Company will recognize in insurance revenue as it provides insurance services in the period. The amortization of the CSM as insurance revenue is determined by (1) identifying the coverage units in the group, (2) allocating the CSM at the end of the period (before amortizing any amounts in insurance revenue in the current period) equally to each coverage unit provided in the period and expected to be provided in future periods, and (3) recognizing in insurance revenue the amount allocated to coverage units provided in the current period.

Manulife Financial Corporation – First Quarter 2023	117

The number of coverage units is the quantity of services provided by the contracts in the group, determined by considering for each contract the quantity of benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date.

(f) Investment income and insurance finance income and expense

For the three months ended March 31, 2023	Insurance contracts	Non- insurance(1)	Total
Investment return
Investment related income	$2,848	$855	$3,703
Net gains (losses) on financial assets at FVTPL	1,749	(9)	1,740
Unrealized gains (losses) on FVOCI assets	6,517	1,492	8,009
Impairment loss on financial assets	(181)	(10)	(191)
Investment expenses	(101)	(210)	(311)
Interest on required surplus	132	(132)	–
Total investment return	10,964	1,986	12,950
Portion recognized in income (expense)	4,593	560	5,153
Portion recognized in OCI	6,371	1,426	7,797
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(1,819)	6	(1,813)
Due to changes in interest rates and other financial assumptions	(8,948)	10	(8,938)
Changes in fair value of underlying items of direct participation contracts	(3,008)	–	(3,008)
Effects of risk mitigation option	(185)	–	(185)
Net foreign exchange income (expense)	(22)	–	(22)
Hedge accounting offset from insurance contracts issued	(1)	–	(1)
Reclassification of derivative OCI to IFIE – cash flow hedges	63	–	63
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	1,279	–	1,279
Other	81	–	81
Total insurance finance income (expense) from insurance contracts issued	(12,560)	16	(12,544)
Effect of movements in foreign exchange rates	(125)	–	(125)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	(12,685)	16	(12,669)
Portion recognized in income (expense), including effects of exchange rates	(3,784)	6	(3,778)
Portion recognized in OCI, including effects of exchange rates	(8,901)	10	(8,891)
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	(613)	(3)	(616)
Due to changes in interest rates and other financial assumptions	1,700	(14)	1,686
Changes in risk of non-performance of reinsurer	(13)	–	(13)
Other	(65)	–	(65)
Total reinsurance finance income (expense) from reinsurance contracts held	1,009	(17)	992
Effect of movements in foreign exchange rates	(59)	–	(59)
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	950	(17)	933
Portion recognized in income (expense), including effects of foreign exchange rates	(319)	(3)	(322)
Portion recognized in OCI, including effects of exchange rates	1,269	(14)	1,255
Increase (decrease) in investment contract liabilities	(3)	(80)	(83)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	(774)	1,905	1,131
Amounts recognized in income (expense)	487	483	970
Amounts recognized in OCI	(1,261)	1,422	161

(1)	Non-Insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – First Quarter 2023	118

For the three months ended March 31, 2022	Insurance contracts	Non-insurance(1)	Total
Investment return
Investment related income	$3,360	$431	$3,791
Net gains (losses) on financial assets at FVTPL	(5,074)	(152)	(5,226)
Unrealized gains (losses) on FVOCI assets	(20,104)	(2,845)	(22,949)
Impairment loss on financial assets	–	(15)	(15)
Investment expenses	(87)	(175)	(262)
Interest on required surplus	127	(127)	–
Total investment return	(21,778)	(2,883)	(24,661)
Portion recognized in income (expense)	(893)	(195)	(1,088)
Portion recognized in OCI	(20,885)	(2,688)	(23,573)
Insurance finance income (expense) from insurance contracts issued and effect of movement in exchange rates
Interest accreted to insurance contracts using locked-in rate	(1,526)	2	(1,524)
Due to changes in interest rates and other financial assumptions	26,917	(160)	26,757
Changes in fair value of underlying items of direct participation contracts	4,359	–	4,359
Effects of risk mitigation option	1,397	–	1,397
Net foreign exchange income (expense)	(65)	–	(65)
Hedge accounting offset from insurance contracts issued	–	–	–
Reclassification of derivative OCI to IFIE – cash flow hedges	–	–	–
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	–	–	–
Other	220	–	220
Total insurance finance income (expense) from insurance contracts issued	31,302	(158)	31,144
Effect of movements in foreign exchange rates	(1,103)	(1)	(1,104)
Total insurance finance income (expense) from insurance contracts issued and effect of movement in foreign exchange rates	30,199	(159)	30,040
Portion recognized in income (expense), including effects of exchange rates	(905)	1	(904)
Portion recognized in OCI, including effects of exchange rates	31,104	(160)	30,944
Reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates
Interest accreted to insurance contracts using locked-in rate	189	(2)	187
Due to changes in interest rates and other financial assumptions	(4,258)	39	(4,219)
Changes in risk of non-performance of reinsurer	41	–	41
Other	69	–	69
Total reinsurance finance income (expense) from reinsurance contracts held	(3,959)	37	(3,922)
Effect of movements in foreign exchange rates	82	–	82
Total reinsurance finance income (expense) from reinsurance contracts held and effect of movement in foreign exchange rates	(3,877)	37	(3,840)
Portion recognized in income (expense), including effects of foreign exchange rates	(295)	(2)	(297)
Portion recognized in OCI, including effects of exchange rates	(3,582)	39	(3,543)
Increase (decrease) in investment contract liabilities	(38)	(112)	(150)
Total net investment income (loss), insurance finance income (expense) and reinsurance finance income (expense)	4,506	(3,117)	1,389
Amounts recognized in income (expense)	(2,131)	(308)	(2,439)
Amounts recognized in OCI	6,637	(2,809)	3,828

(1)	Non-Insurance includes consolidations and eliminations of transactions between operating segments.

Manulife Financial Corporation – First Quarter 2023	119

(g)	Significant judgements and estimates

(I)	Fulfilment cash flows

Fulfilment cash flows have three major components:

•	Estimate of future cash flows

•	An adjustment to reflect the time value of money and the financial risk related the future cash flows if not included in the estimate of future cash flows

•	A risk adjustment for non-financial risk

The determination of insurance fulfilment cash flows involves the use of estimates and assumptions. A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company’s exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Method used to measure insurance & reinsurance contract fulfilment cash flows

The Company primarily uses deterministic projection using best estimate assumption to determine the present value of future cash flows. For product features such as Universal Life minimum crediting rates guarantees, Participating life zero dividend floor implicit guarantees and variable annuities guarantees, the Company developed a stochastic approach to capture the asymmetry of the risk.

Determination of assumptions use for deterministic projections

For the deterministic projections, assumptions are made with respect to mortality, morbidity, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factors and assumption methodology		Risk management
Mortality	Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Mortality is monitored monthly.

Morbidity	Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Morbidity is also monitored monthly.

Manulife Financial Corporation – First Quarter 2023	120

Policy termination	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience.

Directly attributable expenses

Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The directly attributable expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Directly attributable acquisitions expenses are derived from internal cost studies.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Tax	Taxes reflect assumptions for future premium taxes and other non-income related taxes.	The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions.	The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience. Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to non-economic assumptions, the impact based on locked-in economic assumption would adjust the contractual service margin for general model and VFA contracts if there is any remaining contractual service margin for the group of policies where the change was made. This amount would then be recognized in income over the period of service provided. Changes could also impact net income and other comprehensive income to the extent that the contractual service margin has been deleted, or discount rates are different than the locked-in rates used to quantify changes to the contractual service margin.

(II) Determination of discretionary changes

The terms of some contracts measured under the GMM give the Company discretion over the cash flows to be paid to the policyholders, either in their timing or in their amount. Changes in discretionary cash flows are regarded as relating to future service and accordingly adjusts the CSM. The Company determines how to identify a change in discretionary cash flows by specifying the basis on which it expects to determine its commitment under the contract; for example, based on a fixed interest rate, or on returns that vary based on specified asset returns. This determination is specified at the inception of the contract.

(III) Discount rates

Insurance contract cash flows for non-participating business are discounted using risk free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. Cash flows that vary based on the returns of underlying items are adjusted to reflect their variability under these adjusted yield curves. Each yield

Manulife Financial Corporation – First Quarter 2023	121

curve is interpolated between the spot rate at the last observable market data point and an ultimate spot rate which reflects the long-term real interest rate plus inflation expectations.

For participating business, insurance contract cash flows that vary based on the returns of underlying items are discounted at rates reflecting that variability.

For insurance contracts with cash flows that vary with the returns of underlying items and where the present value is measured by stochastic modelling, the cash flows are both projected and discounted at scenario specific rates calibrated on average to be the risk free yield curves adjusted for liquidity.

The spot rates used for discounting the liability cash flows are as follows and include an illiquidity premium determined with reference to net asset spreads indicative of the liquidity characteristics of the liabilities by geography.

					March 31, 2023
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.16%	4.44%	4.93%	5.14%	4.84%	4.40%
		More liquid	30	70	5.06%	4.26%	4.56%	4.80%	4.68%	4.40%
U.S.	USD	Illiquid	30	70	5.37%	4.49%	5.26%	5.51%	5.10%	5.00%
		More liquid	30	70	5.29%	4.49%	5.14%	5.40%	4.99%	4.88%
Japan	JPY	Mixed	30	70	0.55%	0.79%	0.88%	1.41%	1.87%	1.60%
Hong Kong	HKD	Illiquid	15	55	3.43%	4.31%	5.17%	4.72%	4.24%	3.80%

					December 31, 2022
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.29%	4.81%	5.35%	5.35%	5.03%	4.40%
		More liquid	30	70	5.21%	4.63%	4.97%	5.02%	4.91%	4.40%
U.S.	USD	Illiquid	30	70	5.28%	4.87%	5.74%	5.86%	5.34%	5.00%
		More liquid	30	70	5.23%	4.88%	5.61%	5.76%	5.23%	4.88%
Japan	JPY	Mixed	30	70	0.72%	0.98%	0.91%	1.70%	2.22%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.69%	4.95%	5.60%	4.99%	4.36%	3.80%

Amounts presented in income for policies where changes in assumptions that relate to financial risk do not have a substantial impact on amounts paid to policyholders reflect discount rates locked in beginning with the adoption of IFRS 17 or locked in at issue for later insurance contracts. These policies include term insurance, guaranteed whole life insurance, and health products including critical illness and long-term care. For policies where changes in assumptions to financial risk have a substantial impact on amounts paid to policyholders, discount rates are updated as future cash flows change due to changes in financial risk, so that the amount presented in income from future changes in financial variables is $nil. These policies include adjustable universal life contracts. Impacts from differences between current period rates and discount rates used to determine income are presented in other comprehensive income.
(IV) Risk adjustment and confidence level used to determine risk adjustment

Risk adjustments for non-financial risk represent the compensation an entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the entity fulfils insurance contracts. The risk adjustment considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued.

The Company has estimated the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges of these margins are set by the Company and reviewed periodically.

The risk adjustment for non-financial risk for insurance contracts correspond to a 90% - 95% confidence level for all segments.

Manulife Financial Corporation – First Quarter 2023	122

(V)	Investment component, investment-return service and investment-related service

The Company identifies the investment component, investment return-service (contract without direct participation features) and investment-related service (contract with direct participation features) of a contract as part of the product governance process.

Investment components are amounts that are to be paid to the policyholder under all circumstances. Investment components are excluded from insurance revenue and insurance service expenses.

Investment-return service and investment-related service are investment service rendered as part of an insurance contract and are part of the insurance contract service provided to the policyholder.

(VI)	Relative weighting of the benefit provided by insurance coverage, investment-return service and investment- related service

The contractual service margin is released into income when insurance contract services are provided, by using coverage units. Coverage units represents the quantity of service (insurance coverage, investment-return and investment-related services) provided and are determined by considering the benefit provided under the contract and its expected coverage duration. When the relative size of the investment-related service coverage or the investment-return service coverage unit is disproportionate compared to the insurance service coverage unit, or vice-versa, the Company must determine a relative weighting of the services to reflect the delivery of each of those services. The Company identifies the coverage units as part of the product governance process and did not identify contracts where such weighting was required.

(h)	Composition of underlying items

The following table sets out the composition and fair value of the underlying items supporting the Company’s liabilities for direct participation contracts at the reporting date.

	December 31, 2022
		Variable
As at	Participating	annuity	Unit linked
Underlying assets
Debt securities	$39,894	$–	$–
Public equities	12,119	–	–
Mortgages	3,813	–	–
Private placements	5,666	–	–
Real estate	3,190	–	–
Other	26,009	69,033	13,476
Total	$90,691	$69,033	$13,476

(i)	Insurance and reinsurance contracts contractual obligations – maturity analysis and amounts payable on demand

The table below represents the maturity of the insurance and reinsurance contract liabilities.

As at December 31, 2022

Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$3,091	$4,976	$7,224	$9,212	$11,223	$996,460	$1,032,186
Reinsurance contract liabilities(1)	235	237	250	243	337	5,320	6,622

(1)

Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amount from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

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The amounts from insurance contract liabilities that are payable on demand are set out below.

	December 31, 2022
	Amounts
	payable on	Carrying
As at	demand	amount
Asia	$85,144	$108,196
Canada	25,745	52,300
U.S.	56,027	72,915
Total Company	$166,916	$233,411

The amounts payable on demand represent the policyholders’ cash and/or account values less applicable surrender fees as at the time of the reporting date. Segregated fund insurance net liabilities are excluded from the amounts payable on demand and the carrying amount.

(j)	Reinsurance transaction

On November 15, 2021 and October 3, 2022, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A.) (“JHUSA”), entered into reinsurance agreements with Venerable Holdings, Inc. to reinsure a block of legacy U.S. variable annuity (“VA”) policies. Under the terms of the transaction, the Company will retain responsibility for the maintenance of the policies with no intended impact to VA policyholders. The transactions were structured as coinsurance for the general fund liabilities and modified coinsurance for the segregated fund liabilities.

The transaction closed on February 1, 2022 and October 3, 2022, respectively, resulting in a cumulative pre-tax decrease to the contractual service margin of $905, recognized in 2022.

Note 6 Investment Contract Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at FVTPL or at amortized cost.

As at March 31, 2023, the fair value of investment contract liabilities measured at fair value was $798 (December 31, 2022 – $798). The carrying value and fair value of investment contract liabilities measured at amortized cost were $9,747 and $9,605, respectively (December 31, 2022 – $9,281 and $ 9,034, respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $9,715 and $9,571, respectively (December 31, 2022 – $9,243 and $8,996, respectively).

Note 7 Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2022 Annual Consolidated Financial Statements as well as the denoted text and tables in the “Risk Management and Risk Factors” section of the Company’s MD&A in the Company’s 2022 Annual Report.

(a)	Risk disclosures included in the First Quarter’s MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted text and tables in the “Risk Management and Risk Factors” section of the First Quarter 2023 MD&A. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.

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(b)	Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities. The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 7 (e).

Manulife Financial Corporation – First Quarter 2023	125

(I)	Credit quality

The following tables present the gross carrying amount of financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, and other significant credit risk exposures from loan commitments by credit quality ratings, presenting separately Stage 1, Stage 2, and Stage 3 allowances.

As at March 31, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities
Investment grade	$199,738	$1,195	$–	$200,933
Non-investment grade	3,960	699	13	4,672
Default	–	–	–	–
Total	203,698	1,894	13	205,605
Allowance for credit losses on assets held at amortized cost	1	–	–	1
Net of allowance	203,697	1,894	13	205,604
Allowance for credit losses recorded in AOCI	312	62	22	396
Private placements
Investment grade	40,959	523	–	41,482
Non-investment grade	4,462	638	103	5,203
Total	45,421	1,161	103	46,685
Allowance for credit losses on assets held at amortized cost	–	–	–	–
Net of allowance	45,421	1,161	103	46,685
Allowance for credit losses recorded in AOCI	143	52	54	249
Commercial mortgages
AAA	695	–	–	695
AA	6,525	–	–	6,525
A	16,270	39	–	16,309
BBB	4,306	753	–	5,059
B	72	396	–	468
B and lower	141	34	123	298
Total	28,009	1,222	123	29,354
Allowance for credit losses on assets held at amortized cost	1	2	–	3
Net of allowance	28,008	1,220	123	29,351
Allowance for credit losses recorded in AOCI	49	36	111	196
Residential mortgages
Performing	18,950	2,688	–	21,638
Non-performing	–	–	38	38
Total	18,950	2,688	38	21,676
Allowance for credit losses on assets held at amortized cost	2	3	2	7
Net of allowance	18,948	2,685	36	21,669
Allowance for credit losses recorded in AOCI	–	–	–	–
Loans to Bank clients
Performing	2,570	131	–	2,701
Non-performing	–	–	9	9
Total	2,570	131	9	2,710
Allowance for credit losses on assets held at amortized cost	1	2	1	4
Net of allowance	2,569	129	8	2,706
Allowance for credit losses recorded in AOCI	–	–	–	–
Other invested assets
Investment grade	–	–	–	–
Below investment grade	296	–	–	296
Default	–	–	–	–
Total	296	–	–	296
Allowance for credit losses on assets held at amortized cost	–	–	–	–
Net of allowance	296	–	–	296
Allowance for credit losses recorded in AOCI	12	–	–	12
Loan commitments
Allowance for credit losses	8	2	2	12
Net of allowance, total	$298,939	$7,089	$283	$306,311

Manulife Financial Corporation – First Quarter 2023	126

(II)	Allowance for credit losses

The following table provides details on the allowance for credit losses by stage as at and for the period ended March 31, 2023 under IFRS 9.

As at March 31, 2023	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of period	$511	$141	$72	$724
Net remeasurement due to transfers	(1)	21	118	138
Net originations, purchases and disposals	13	(1)	–	12
Repayments	–	–	–	–
Changes to risk, parameters, and models	–	(2)	2	–
Foreign exchange and other adjustments	6	–	–	6
Balance, end of period	$529	$159	$192	$880

The following table presents past due but not impaired and impaired financial assets as at December 31, 2022 under IAS 39.

	Past due but not impaired
As at December 31, 2022	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities(1),(2)
FVTPL	$2,059	$71	$2,130	$9
AFS	922	–	922	–
Private placements(1)	317	152	469	229
Mortgages and loans to Bank clients	103	–	103	74
Other financial assets	36	34	70	1
Total	$3,437	$257	$3,694	$313

(1)	Payments of $12 on $3,297 of financial assets past due less than 90 days are delayed.
(2)	Payments of $4 on $224 of financial assets past due greater than 90 days are delayed.

(III)	Significant judgement and estimates

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at March 31, 2023	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP)	1,760	0.6%	2.0%	2.5%	2.2%	(3.1)%	2.2%	(5.0)%	2.1%
Unemployment rate	5.3%	5.9%	5.9%	5.1%	5.0%	8.1%	7.7%	9.5%	9.3%
Oil prices	80.7	83.6	67.6	86.1	67.8	68.4	61.6	57.3	55.7
US
Gross Domestic Product (GDP)	20,178	1.8%	2.5%	3.5%	2.6%	(2.0)%	2.9%	(3.8)%	2.9%
Unemployment rate	3.4%	3.6%	4.1%	3.1%	3.5%	6.6%	5.8%	7.0%	7.8%
7-10 Year BBB US Corporate Index	5.4%	6.1%	5.9%	5.9%	6.0%	5.6%	5.4%	6.2%	5.2%
Japan
Gross Domestic Product (GDP)	550,337	1.3%	0.9%	3.4%	1.1%	(3.6)%	1.2%	(7.6)%	1.8%
Unemployment rate	2.5%	2.5%	2.3%	2.3%	2.0%	3.2%	3.1%	3.4%	3.5%
Hong Kong
Unemployment rate	3.5%	3.4%	3.3%	2.9%	3.2%	4.8%	3.5%	5.7%	4.0%
Share Index	22,068	20.5%	4.1%	40.2%	1.8%	(7.8)%	9.7%	(30.9)%	11.6%
China
Gross Domestic Product (GDP)	103,610	7.4%	4.8%	10.8%	4.8%	0.3%	5.1%	(3.1)%	4.4%
Share Index	10,802	(0.8)%	7.0%	16.2%	4.9%	(35.3)%	14.1%	(45.0)%	15.6%

Manulife Financial Corporation – First Quarter 2023	127

(IV)	Sensitivity to changes in economic assumptions

The following table compares the allowances resulting from the ECL baseline scenario and resulting from ECL scenarios weighted by probability of occurrence.

As at	March 31, 2023
Probability-weighted ECLs	$874
Base ECLs	$603
Difference - in amount	$271
Difference - in percentage	31.01%

(c)	Securities lending, repurchase and reverse repurchase transactions

As at March 31, 2023, the Company had loaned securities (which are included in invested assets) with a market value of $864 (December 31, 2022 – $723). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at March 31, 2023, the Company had engaged in reverse repurchase transactions of $1,484 (December 31, 2022 – $895) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $1,047 as at March 31, 2023 (December 31, 2022 – $895) which are recorded as payables.

(d) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2023	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$26	$1	4
A	107	3	4
BBB	25	–	1
Total single name CDS	$158	$4	4
Total CDS protection sold	$158	$4	4

As at December 31, 2022	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$–	$–	–
A	133	4	4
BBB	26	–	1
Total single name CDS	$159	$4	4
Total CDS protection sold	$159	$4	4

(1)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
(4)	The Company held no purchased credit protection as at March 31, 2023 and December 31, 2022.

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(e) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default, and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at March 31, 2023, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 33 per cent (December 31, 2022 – 36 per cent). As at March 31, 2023, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,299 (December 31, 2022 – $1,582). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2022 – $nil).

(f) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse purchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – First Quarter 2023	129

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2023	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$8,961	$(6,773)	$(2,060)	$128	$128
Securities lending	864	–	(864)	–	–
Reverse repurchase agreements	1,484	(414)	(1,070)	–	–
Total financial assets	$11,309	$(7,187)	$(3,994)	$128	$128
Financial liabilities
Derivative liabilities	$(12,743)	$6,773	$5,810	$(160)	$(87)
Repurchase agreements	(1,047)	414	633	–	–
Total financial liabilities	$(13,790)	$7,187	$6,443	$(160)	$(87)

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2022	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,072	$(7,170)	$(1,687)	$215	$215
Securities lending	723	–	(723)	–	–
Reverse repurchase agreements	895	(779)	(116)	–	–
Total financial assets	$10,690	$(7,949)	$(2,526)	$215	$215
Financial liabilities
Derivative liabilities	$(15,151)	$7,170	$7,834	$(147)	$(103)
Repurchase agreements	(895)	779	116	–	–
Total financial liabilities	$(16,046)	$7,949	$7,950	$(147)	$(103)

(1)	Financial assets and liabilities include accrued interest of $560 and $864 respectively (December 31, 2022 – $488 and $862 respectively).
(2)

Financial and cash collateral exclude over-collateralization. As at March 31, 2023, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $562, $1,860, $68 and $7, respectively (December 31, 2022 – $507, $1,528, $63 and $nil, respectively). As at March 31, 2023, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

Manulife Financial Corporation – First Quarter 2023	130

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at March 31, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,329	$(1,329)	$–
Variable surplus note	(1,329)	1,329	–

As at December 31, 2022	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,242	$(1,242)	$–
Variable surplus note	(1,242)	1,242	–

Note 8 Long-Term Debt

(a) Carrying value of long-term debt instruments

As at	Issue date	Maturity date	Par value	March 31, 2023	December 31, 2022
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,557	$1,559
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,003	1,004
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,009	1,011
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	270	270
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	674	674
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	365	365
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,350	1,351
Total				$6,228	$6,234

(1)

These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b) Fair value measurement

Fair value of long-term debt instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2023, the fair value of long-term debt was $5,746 (December 31, 2022 – $5,587). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2022 – Level 2).

Manulife Financial Corporation – First Quarter 2023	131

Note 9 Capital Instruments

(a) Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	March 31, 2023	December 31, 2022
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	996	996
5.409% MFC Subordinated debentures(1),(2)	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,194	–
4.061% MFC Subordinated notes(1),(3)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,012	1,013
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	998	998
3.00% MFC Subordinated notes(1)	November 21, 2017	November 21, 2024	November 21, 2029	S$500	508	504
3.049% MFC Subordinated debentures(1)	August 18, 2017	August 20, 2024	August 20, 2029	$750	749	749
3.317% MFC Subordinated debentures(1),(4)	May 9, 2018	May 9, 2023	May 9, 2028	$600	600	600
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	613	615
Total					$7,317	$6,122

(1)

The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. As these rates could potentially be discontinued in the future, the Company will take appropriate actions in due course to accomplish the necessary transitions or replacements. As at March 31, 2023, capital instruments of $647 (December 31, 2022 – $647) have interest rate referencing CDOR. In addition, capital instruments of $3,343, $1,194, $1,012, and $508 (December 31, 2022 – $3,343, nil, $1,013, and $504, respectively) have interest rate reset in the future referencing CDOR, CORRA, the USD Mid-Swap rate, and the SGD swap rate, respectively.

(2)

Issued by MFC during the first quarter, interest is payable semi-annually. After March 10, 2028, the interest rate will reset to equal the Daily Compounded CORRA plus 1.85%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after March 10, 2028, at a redemption price together with accrued and unpaid interest.

(3)

Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the remeasurement of the subordinated notes into Canadian dollars.

(4)	MFC redeemed in full the 3.317% MFC Subordinated debentures at par, on May 9, 2023, the earliest par redemption date.

(b) Fair value measurement

Fair value of capital instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at March 31, 2023, the fair value of capital instruments was $6,994 (December 31, 2022 – $5,737). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2022 – Level 2).

Manulife Financial Corporation – First Quarter 2023	132

Note 10 Equity Capital and Earnings Per Share

(a) Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at March 31, 2023 and December 31, 2022.

		Annual	Earliest	Number of		Net amount(4)
As at	Issue date	dividend rate/ interest rate(1)	redemption date(2),(3)	shares (in millions)	Face amount	March 31, 2023	December 31, 2022
Preferred shares
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	4.351%	September 19, 2027	10	250	244	244
Series 11(5),(6),(8)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	4.414%	September 19, 2023	8	200	196	196
Series 15(5),(6)	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.80%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25(5),(6)	February 20, 2018	4.70%	June 19, 2023	10	250	245	245
Other equity instruments
Limited recourse capital notes(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660

(1)

Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.

(2)

Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)

Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

(4)	Net of after-tax issuance costs.
(5)

On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

(6)

On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

(7)	The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)

MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 11 on March 19, 2023, which is the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 6.159%, for a five-year period commencing on March 20, 2023.

(9)

Non-payment of distributions or principal on any LRCN series notes when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1 notes, Class 1 Series 28 preferred shares for LRCN Series 2 notes, and Class 1 Series 29 preferred shares for LRCN Series 3 notes. All claims of the holders of LRCN series notes against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28, and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

(10)

The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2,704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

Manulife Financial Corporation – First Quarter 2023	133

(b) Common shares

As at March 31, 2023, there were 20 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2022 – 21 million).

Number of common shares (in millions)	For the three months ended March 31, 2023	For the year ended December 31, 2022
Balance, beginning of period	1,865	1,943
Purchased for cancellation	(16)	(79)
Issued on exercise of stock options and deferred share units	1	1
Balance, end of period	1,850	1,865

Normal course issuer bid

On February 21, 2023, the Company announced that the Toronto Stock Exchange (“TSX”) approved a normal course issuer bid (“NCIB”) permitting the purchase for cancellation of up to 55.7 million common shares, representing approximately 3% of its issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2023 and will continue until February 22, 2024, when the NCIB expires, or such earlier date as the Company completes its purchases.

During the three months ended March 31, 2023, the Company purchased 8.7 million shares under the current NCIB commenced on February 23, 2023, and 6.9 million shares under the previous NCIB that expired on February 2, 2023, totaling 15.6 million shares for $398. Of this, $186 was recorded in common shares and $212 was recorded in retained earnings in the Consolidated Statement of Changes in Equity.

(c) Earnings per share

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the three months ended March 31,	2023	2022
Weighted average number of common shares (in millions)	1,858	1,938
Dilutive stock-based awards(1) (in millions)	4	4
Weighted average number of diluted common shares (in millions)	1,862	1,942

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 11 Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to

Manulife Financial Corporation – First Quarter 2023	134

tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14. Asia, Canada, and U.S. reporting segments are combined with Corporate and Other as a result of the implementation of IFRS 17.

For the three months ended March 31, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$831	$(94)	$737
Transaction processing, administration, and service fees	625	69	694
Distribution fees and other	208	13	221
Total included in other revenue	1,664	(12)	1,652
Revenue from non-service lines	1	38	39
Total other revenue	$1,665	$26	$1,691
Real estate management services included in net investment income	$–	$83	$83

For the three months ended March 31, 2022	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$800	$(78)	$722
Transaction processing, administration, and service fees	622	69	691
Distribution fees and other	217	19	236
Total included in other revenue	1,639	10	1,649
Revenue from non-service lines	(1)	(126)	(127)
Total other revenue	$1,638	$(116)	$1,522
Real estate management services included in net investment income	$–	$82	$82

Note 12 Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans(1)
For the three months ended March 31,	2023	2022	2023	2022
Defined benefit current service cost	$10	$11	$–	$–
Defined benefit administrative expenses	3	3	–	–
Service cost	13	14	–	–
Interest on net defined benefit (asset) liability	1	–	(1)	–
Defined benefit cost	14	14	(1)	–
Defined contribution cost	28	25	–	–
Net benefit cost reported in earnings	$42	$39	$(1)	$–
Actuarial (gain) loss on economic assumption changes	$65	$(306)	$9	$(40)
Investment (gain) loss (excluding interest income)	(87)	293	(11)	29
Change in effect of asset limit	4	9	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(18)	$(4)	$(2)	$(11)

(1)

There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Manulife Financial Corporation – First Quarter 2023	135

Note 13 Commitments and Contingencies

(a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against the Company in the U.S. District Court for the Southern District of New York (the ‘Southern District of NY”) on behalf of owners of Performance Universal Life (“Perf UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018. The class policies in the COI increase block made up approximately two-thirds of the total face amount of the policies in the COI increase block. The class case was settled effective May 17, 2022, and the settlement has been implemented.

In addition to the class action, twelve individual lawsuits opposing the Perf UL COI increases were also filed; nine in federal court and three in state court. Each of the lawsuits, except two, have been brought by plaintiffs who own multiple policies. All of the pending federal cases, which made up approximately 21% of the total face amount of policies in the COI increase block, have now been settled. The three state court cases are still pending.

There are also policies that have been “opted out” of the class settlement, and although no litigation is pending with respect to those policies, future litigation is possible if not probable. The remaining ‘opted out’ policies constitute about 18% (by face value) of the COI increase block. The Company continues to defend the three remaining state court individual lawsuits.

(b) Guarantees

(I) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

The following table presents certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the three months ended March 31, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$–	$849	$–	$849	$–
Investment result	5	977	(12)	970	12
Other revenue	(4)	1,695	–	1,691	–
Net income (loss) attributed to shareholders	1,406	1,490	(1,490)	1,406	1

For the three months ended March 31, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$–	$715	$–	$715	$–
Investment result	(12)	(2,425)	(2)	(2,439)	13
Other revenue	10	1,512	–	1,522	(3)
Net income (loss) attributed to shareholders	(1,220)	(1,151)	1,151	(1,220)	1

Manulife Financial Corporation – First Quarter 2023	136

Condensed Consolidated Statements of Financial Position Information

As at March 31, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$76	$412,400	$–	$412,476	$6
Insurance contract assets	–	325	–	325	–
Reinsurance contract held assets	–	46,148	–	46,148	–
Total other assets	61,265	44,664	(66,800)	39,129	992
Segregated funds net assets	–	364,044	–	364,044	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	367,851	–	367,851	–
Reinsurance contract held liabilities	–	2,405	–	2,405	–
Investment contract liabilities	–	10,545	–	10,545	–
Total other liabilities	13,966	56,279	(1,719)	68,526	738
Insurance contract liabilities for account of segregated fund holders	–	113,497	–	113,497	–
Investment contract liabilities for account of segregated fund holders	–	250,547	–	250,547	–

As at December 31, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$63	$400,079	$–	$400,142	$21
Insurance contract assets	–	673	–	673	–
Reinsurance contract held assets	–	45,871	–	45,871	–
Total other assets	58,357	42,751	(62,667)	38,441	950
Segregated funds net assets	–	348,562	–	348,562	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	354,857	–	354,857	–
Reinsurance contract held liabilities	–	2,391	–	2,391	–
Investment contract liabilities	–	10,079	–	10,079	–
Total other liabilities	11,544	58,474	(444)	69,574	712
Insurance contract liabilities for account of segregated fund holders	–	110,216	–	110,216	–
Investment contract liabilities for account of segregated fund holders	–	238,346	–	238,346	–

(II) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 14 Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other Segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off

Manulife Financial Corporation – First Quarter 2023	137

reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Effective January 1, 2023, the Company has made a number of changes to the composition of reporting segments to better align its financial reporting with its business strategy and operations. The Company’s international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of the Company’s Bermuda operations alongside the high net worth business that is reported in the Company’s Singapore and Hong Kong operations. The Company’s investment in the startup capital of segregated and mutual funds and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM’s management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The following tables present results by reporting segments and by geographical location.

(a) By Segment

For the three months ended March 31, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life and health insurance	$422	$211	$147	$–	$47	$827
Annuities and pensions	(52)	48	26	–	–	22
Total insurance service result	370	259	173	–	47	849
Net investment income (loss)	2,084	1,500	1,389	(204)	384	5,153
Insurance finance income (expense)
Life and health insurance	(1,636)	(941)	(1,308)	–	673	(3,212)
Annuities and pensions	(110)	(83)	(373)	–	–	(566)
Total insurance finance income (expense)	(1,746)	(1,024)	(1,681)	–	673	(3,778)
Reinsurance finance income (expense)
Life and health insurance	(48)	7	197	–	(670)	(514)
Annuities and pensions	–	–	192	–	–	192
Total reinsurance finance income (expense)	(48)	7	389	–	(670)	(322)
Decrease (increase) in investment contract liabilities	(5)	(20)	4	(56)	(6)	(83)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	285	463	101	(260)	381	970
Other revenue	10	72	24	1,665	(80)	1,691
Other expenses	(50)	(139)	(75)	(1,055)	(105)	(1,424)
Interest expense	(2)	(232)	(4)	(5)	(124)	(367)
Net income (loss) before income taxes	613	423	219	345	119	1,719
Income tax recovery (expense)	(105)	(99)	(33)	(48)	(24)	(309)
Net income (loss)	508	324	186	297	95	1,410
Less net income (loss) attributed to:
Non-controlling interests	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders	$519	$309	$186	$297	$95	$1,406
Total assets	$170,495	$153,325	$251,020	$242,815	$44,467	$862,122

Manulife Financial Corporation – First Quarter 2023	138

For the three months ended March 31, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life and health insurance	$480	$187	$(74)	$–	$28	$621
Annuities and pensions	(67)	90	71	–	–	94
Total insurance service result	413	277	(3)	–	28	715
Net investment income (loss)	410	(1,393)	259	(278)	(86)	(1,088)
Insurance finance income (expense)
Life and health insurance	634	(234)	(1,073)	–	100	(573)
Annuities and pensions	(1,120)	460	329	–	–	(331)
Total insurance finance income (expense)	(486)	226	(744)	–	100	(904)
Reinsurance finance income (expense)
Life and health insurance	32	(4)	(14)	–	(99)	(85)
Annuities and pensions	(1)	–	(211)	–	–	(212)
Total reinsurance finance income (expense)	31	(4)	(225)	–	(99)	(297)
Decrease (increase) in investment contract liabilities	(49)	(11)	(55)	(41)	6	(150)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(94)	(1,182)	(765)	(319)	(79)	(2,439)
Other revenue	(36)	66	17	1,638	(163)	1,522
Other expenses	(90)	(141)	(19)	(983)	(56)	(1,289)
Interest expense	(1)	(58)	(5)	–	(108)	(172)
Net income (loss) before income taxes	192	(1,038)	(775)	336	(378)	(1,663)
Income tax recovery (expense)	(73)	383	176	(53)	7	440
Net income (loss)	119	(655)	(599)	283	(371)	(1,223)
Less net income (loss) attributed to:
Non-controlling interests	2	–	–	–	–	2
Participating policyholders	(22)	17	–	–	–	(5)
Net income (loss) attributed to shareholders	$139	$(672)	$(599)	$283	$(371)	$(1,220)
Total assets	$160,130	$159,920	$256,570	$242,894	$45,318	$864,832

(b) By Geographic Location

For the three months ended March 31, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life and health insurance	$427	$204	$142	$54	$827
Annuities and pensions	(52)	48	26	–	22
Total insurance service result	375	252	168	54	849
Net investment income (loss)	2,201	1,636	1,292	24	5,153
Insurance finance income (expense)
Life and health insurance	(1,636)	(936)	(642)	2	(3,212)
Annuities and pensions	(110)	(83)	(373)	–	(566)
Total insurance finance income (expense)	(1,746)	(1,019)	(1,015)	2	(3,778)
Reinsurance finance income (expense)
Life and health insurance	(52)	(659)	197	–	(514)
Annuities and pensions	–	–	192	–	192
Total reinsurance finance income (expense)	(52)	(659)	389	–	(322)
Decrease (increase) in investment contract liabilities	(59)	(28)	6	(2)	(83)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$344	$(70)	$672	$24	$970
Other revenue	$335	$520	$843	$(7)	$1,691

Manulife Financial Corporation – First Quarter 2023	139

For the three months ended March 31, 2022	Asia	Canada	U.S.	Other	Total
Insurance service result
Life and health insurance	$485	$181	$(84)	$39	$621
Annuities and pensions	(67)	90	71	–	94
Total insurance service result	418	271	(13)	39	715
Net investment income (loss)	387	(1,479)	(26)	30	(1,088)
Insurance finance income (expense)
Life and health insurance	634	(231)	(977)	1	(573)
Annuities and pensions	(1,120)	460	329	–	(331)
Total insurance finance income (expense)	(486)	229	(648)	1	(904)
Reinsurance finance income (expense)
Life and health insurance	30	(101)	(14)	–	(85)
Annuities and pensions	(1)	–	(211)	–	(212)
Total reinsurance finance income (expense)	29	(101)	(225)	–	(297)
Decrease (increase) in investment contract liabilities	(53)	(18)	(79)	–	(150)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(123)	$(1,369)	$(978)	$31	$(2,439)
Other revenue	$244	$548	$739	$(9)	$1,522

Note 15 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.

Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantees are recorded within the Company’s insurance contract liabilities amounting to $3,798 (2022 – $3,496), of which $1,445 are reinsured (2022 – $1,249). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. “Insurance contract liabilities for account of segregated fund holders” on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The “Risk Management and Risk Factors Update” section of the First Quarter 2023 MD&A provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 16	Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2022 Annual Consolidated Financial Statements.

Manulife Financial Corporation – First Quarter 2023	140

Condensed Consolidated Statement of Financial Position

As at March 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$76	$111,237	$301,679	$(516)	$412,476
Investments in unconsolidated subsidiaries	60,882	8,803	17,913	(87,598)	–
Insurance contract assets	–	–	359	(34)	325
Reinsurance contract held assets	–	46,591	10,662	(11,105)	46,148
Other assets	383	9,462	34,491	(5,207)	39,129
Segregated funds net assets	–	181,252	184,952	(2,160)	364,044
Total assets	$61,341	$357,345	$550,056	$(106,620)	$862,122
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$152,395	$226,834	$(11,378)	$367,851
Reinsurance contract held liabilities	–	–	2,405	–	2,405
Investment contract liabilities	–	2,729	8,589	(773)	10,545
Other liabilities	1,681	6,643	51,590	(4,933)	54,981
Long-term debt	6,228	–	–	–	6,228
Capital instruments	6,057	613	647	–	7,317
Insurance contract liabilities for account of segregated fund holders	–	51,522	61,975	–	113,497
Investment contract liabilities for account of segregated fund holders	–	129,730	122,977	(2,160)	250,547
Shareholders’ and other equity	47,375	13,761	73,615	(87,376)	47,375
Participating policyholders’ equity	–	(48)	(87)	–	(135)
Non-controlling interests	–	–	1,511	–	1,511
Total liabilities and equity	$61,341	$357,345	$550,056	$(106,620)	$862,122

Condensed Consolidated Statement of Financial Position

	Restated (note 2)
As at December 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$63	$109,332	$291,266	$(519)	$400,142
Investments in unconsolidated subsidiaries	58,024	8,584	18,018	(84,626)	–
Insurance contract assets	–	–	739	(66)	673
Reinsurance contract held assets	–	44,849	11,215	(10,193)	45,871
Other assets	333	8,899	33,082	(3,873)	38,441
Segregated funds net assets	–	173,417	177,361	(2,216)	348,562
Total assets	$58,420	$345,081	$531,681	$(101,493)	$833,689
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$147,448	$217,942	$(10,533)	$354,857
Reinsurance contract held liabilities	–	–	2,391	–	2,391
Investment contract liabilities	–	2,585	8,207	(713)	10,079
Other liabilities	450	7,198	53,186	(3,616)	57,218
Long-term debt	6,234	–	–	–	6,234
Capital instruments	4,860	614	648	–	6,122
Insurance contract liabilities for account of segregated fund holders	–	49,947	60,269	–	110,216
Investment contract liabilities for account of segregated fund holders	–	123,470	117,092	(2,216)	238,346
Shareholders’ and other equity	46,876	13,865	70,550	(84,415)	46,876
Participating policyholders’ equity	–	(46)	(31)	–	(77)
Non-controlling interests	–	–	1,427	–	1,427
Total liabilities and equity	$58,420	$345,081	$531,681	$(101,493)	$833,689

Manulife Financial Corporation – First Quarter 2023	141

Condensed Consolidated Statement of Income

For the three months ended March 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,402	$3,793	$(432)	$5,763
Insurance service expenses	–	(2,165)	(2,987)	370	(4,782)
Net expenses from reinsurance contracts held	–	(152)	(36)	56	(132)
Total insurance service result	–	85	770	(6)	849
Investment result
Net investment income (loss)	5	1,133	3,957	58	5,153
Insurance / reinsurance finance income (expenses)	–	(1,266)	(2,840)	6	(4,100)
Other investment result	–	(18)	(38)	(27)	(83)
Total investment result	5	(151)	1,079	37	970
Other revenue	(4)	208	1,606	(119)	1,691
Other expenses	(11)	(303)	(1,183)	73	(1,424)
Interest expense	(102)	(31)	(249)	15	(367)
Net income (loss) before income taxes	(112)	(192)	2,023	–	1,719
Income tax (expense) recovery	38	79	(426)	–	(309)
Net income (loss) after income taxes	(74)	(113)	1,597	–	1,410
Equity in net income (loss) of unconsolidated subsidiaries	1,480	206	93	(1,779)	–
Net income (loss)	$1,406	$93	$1,690	$(1,779)	$1,410
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$54	$–	$54
Participating policyholders	–	15	(68)	3	(50)
Shareholders	1,406	78	1,704	(1,782)	1,406
	$1,406	$93	$1,690	$(1,779)	$1,410

Condensed Consolidated Statement of Income

	Restated (note 2)
For the three months ended March 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,393	$3,680	$(375)	$5,698
Insurance service expenses	–	(4,020)	(3,470)	2,398	(5,092)
Net expenses from reinsurance contracts held	–	(78)	434	(247)	109
Total insurance service result	–	(1,705)	644	1,776	715
Investment result
Net investment income (loss)	(12)	6	(1,151)	69	(1,088)
Insurance / reinsurance finance income (expenses)	–	1,763	(1,294)	(1,670)	(1,201)
Other investment result	–	(181)	(42)	73	(150)
Total investment result	(12)	1,588	(2,487)	(1,528)	(2,439)
Other revenue	10	107	1,526	(121)	1,522
Other expenses	(8)	(216)	(1,141)	76	(1,289)
Interest expense	(90)	2	119	(203)	(172)
Net income (loss) before income taxes	(100)	(224)	(1,339)	–	(1,663)
Income tax (expense) recovery	31	63	346	–	440
Net income (loss) after income taxes	(69)	(161)	(993)	–	(1,223)
Equity in net income (loss) of unconsolidated subsidiaries	(1,151)	159	(2)	994	–
Net income (loss)	$(1,220)	$(2)	$(995)	$994	$(1,223)
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$2	$–	$2
Participating policyholders	–	(71)	93	(27)	(5)
Shareholders	(1,220)	69	(1,090)	1,021	(1,220)
	$(1,220)	$(2)	$(995)	$994	$(1,223)

Manulife Financial Corporation – First Quarter 2023	142

Consolidated Statement of Cash Flows

For the three months ended March 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,406	$93	$1,690	$(1,779)	$1,410
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,480)	(206)	(93)	1,779	–
Increase (decrease) in net insurance contract liabilities	–	129	6,033	–	6,162
Increase (decrease) in investment contract liabilities	–	55	28	–	83
(Increase) decrease in reinsurance contract assets excluding reinsurance transactions	–	17	339	–	356
Amortization of (premium) discount on invested assets	–	16	12	–	28
Contractual service margin (“CSM”) amortization	–	(128)	(319)	–	(447)
Other amortization	2	35	101	–	138
Net realized and unrealized (gains) losses on assets and impairment on assets	(4)	(7)	(1,852)	–	(1,863)
Deferred income tax expense (recovery)	(38)	(98)	253	–	117
Stock option expense	–	(1)	2	–	1
Cash provided by (used in) operating activities before undernoted items	(114)	(95)	6,194	–	5,985
Dividends from unconsolidated subsidiary	–	85	–	(85)	–
Changes in policy related and operating receivables and payables	(29)	(437)	(2,564)	–	(3,030)
Cash provided by (used in) operating activities	(143)	(447)	3,630	(85)	2,955
Investing activities
Purchases and mortgage advances	–	(4,647)	(17,639)	–	(22,286)
Disposals and repayments	–	4,332	13,596	–	17,928
Changes in investment broker net receivables and payables	–	119	286	–	405
Investment in common shares of subsidiaries	(1,200)	–	–	1,200	–
Notes receivable from parent	–	–	(1,284)	1,284	–
Notes receivable from subsidiaries	(21)	–	–	21	–
Cash provided by (used in) investing activities	(1,221)	(196)	(5,041)	2,505	(3,953)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	152	–	152
Issue of capital instruments, net	1,194	–	–	–	1,194
Secured borrowing from securitization transactions	–	–	194	–	194
Lease payments	–	(1)	(10)	–	(11)
Changes in deposits from Bank clients, net	–	–	(686)	–	(686)
Shareholders’ dividends and other equity distributions	(723)	–	–	–	(723)
Dividends paid to parent	–	–	(85)	85	–
Common shares repurchased	(398)	–	–	–	(398)
Common shares issued, net	20	–	1,200	(1,200)	20
Notes payable to parent	–	–	21	(21)	–
Notes payable to subsidiaries	1,284	–	–	(1,284)	–
Cash provided by (used in) financing activities	1,377	(1)	786	(2,420)	(258)
Cash and short-term securities
Increase (decrease) during the period	13	(644)	(625)	–	(1,256)
Effect of foreign exchange rate changes on cash and short-term securities	–	(2)	13	–	11
Balance, beginning of period	63	2,215	16,357	–	18,635
Balance, end of period	76	1,569	15,745	–	17,390
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, beginning of period	63	2,215	16,357	–	18,635
End of period
Gross cash and short-term securities	76	1,986	16,713	–	18,775
Net payments in transit, included in other liabilities	–	(417)	(968)	–	(1,385)
Net cash and short-term securities, end of period	$76	$1,569	$15,745	$–	$17,390
Supplemental disclosures on cash flow information:
Interest received	$16	$553	$2,117	$(59)	$2,627
Interest paid	146	13	229	(59)	329
Income taxes paid (refund)	1	(1)	131	–	131

Manulife Financial Corporation – First Quarter 2023	143

Consolidated Statement of Cash Flows

	Restated (note 2)
For the three months ended March 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$(1,220)	$(2)	$(995)	$994	$(1,223)
Adjustments:
Equity in net income of unconsolidated subsidiaries	1,151	(159)	2	(994)	–
Increase (decrease) in net insurance contract liabilities	–	1,615	296	–	1,911
Increase (decrease) in investment contract liabilities	–	122	28	–	150
(Increase) decrease in reinsurance contract assets excluding reinsurance transactions	–	6	967	–	973
Amortization of (premium) discount on invested assets	–	13	(6)	–	7
Contractual service margin (“CSM”) amortization	–	(164)	(409)	–	(573)
Other amortization	2	36	92	–	130
Net realized and unrealized (gains) losses on assets and impairment on assets	11	1,108	3,990	–	5,109
Gain on U.S. variable annuity reinsurance transaction (pretax)	–	(1,065)	–	–	(1,065)
Deferred income tax expense (recovery)	(31)	9	(689)	–	(711)
Stock option expense	–	(2)	4	–	2
Cash provided by (used in) operating activities before undernoted items	(87)	1,517	3,280	–	4,710
Dividends from unconsolidated subsidiary	–	96	–	(96)	–
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	–	(1,263)	–	–	(1,263)
Changes in policy related and operating receivables and payables	(39)	841	(1,730)	–	(928)
Cash provided by (used in) operating activities	(126)	1,191	1,550	(96)	2,519
Investing activities
Purchases and mortgage advances	–	(9,337)	(24,478)	–	(33,815)
Disposals and repayments	–	7,360	22,958	–	30,318
Changes in investment broker net receivables and payables	–	154	361	–	515
Investment in common shares of subsidiaries	(962)	–	–	962	–
Notes receivable from parent	–	–	(1,895)	1,895	–
Notes receivable from subsidiaries	31	(6)	–	(25)	–
Cash provided by (used in) investing activities	(931)	(1,829)	(3,054)	2,832	(2,982)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	(78)	–	(78)
Issue of long-term debt, net	946	–	–	–	946
Preferred shares redeemed, net	(711)	–	–	–	(711)
Secured borrowing from securitization transactions	–	–	291	–	291
Lease payments	–	(2)	(31)	–	(33)
Changes in deposits from Bank clients, net	–	–	1,005	–	1,005
Shareholders’ dividends and other equity distributions	(697)	–	–	–	(697)
Dividends paid to parent	–	–	(96)	96	–
Common shares repurchased	(377)	–	–	–	(377)
Common shares issued, net	11	–	962	(962)	11
Contributions from (distributions to) non-controlling interests, net	–	–	3	–	3
Notes payable to parent	–	–	(25)	25	–
Notes payable to subsidiaries	1,895	–	–	(1,895)	–
Cash provided by (used in) financing activities	1,067	(2)	2,031	(2,736)	360
Cash and short-term securities
Increase (decrease) during the period	10	(640)	527	–	(103)
Effect of foreign exchange rate changes on cash and short-term securities	(1)	(47)	(207)	–	(255)
Balance, beginning of period	78	3,565	18,287	–	21,930
Balance, end of period	87	2,878	18,607	–	21,572
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	78	4,087	18,429	–	22,594
Net payments in transit, included in other liabilities	–	(522)	(142)	–	(664)
Net cash and short-term securities, beginning of period	78	3,565	18,287	–	21,930
End of period
Gross cash and short-term securities	87	3,270	18,712	–	22,069
Net payments in transit, included in other liabilities	–	(392)	(105)	–	(497)
Net cash and short-term securities, end of period	$87	$2,878	$18,607	$–	$21,572
Supplemental disclosures on cash flow information:
Interest received	$13	$881	$1,802	$(45)	$2,651
Interest paid	124	13	48	(45)	140
Income taxes paid (refund)	–	(29)	564	–	535

Manulife Financial Corporation – First Quarter 2023	144

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

As disclosed in Note 2 Accounting and Reporting Changes, comparative amounts have been prepared and presented in accordance with IFRS 9 and IFRS 17. Refer to note 2 and also note 2 of the Company’s 2022 Annual Consolidated Financial Statements for adoption impacts of IFRS 9 and IFRS 17. Refer to note 25 of the Company’s 2022 Annual Consolidated Financial Statements for the Company’s accounting policies in accordance with IFRS 9 and IFRS 17.

Manulife Financial Corporation – First Quarter 2023	145

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION

HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5 Telephone: 416 926-3000

Website: www.manulife.com

INVESTOR RELATIONS

Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com Email: InvestRel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

TRANSFER AGENTS

Canada

TSX Trust Company

P.O. Box 700, Station B

Montreal, QC Canada H3B 3K3

Toll Free: 1 800 783-9495

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: www.tsxtrust.com

TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States

American Stock Transfer & Trust

Company, LLC

P.O. Box 199036

Brooklyn, NY

United States 11219

Toll Free: 1 800 249-7702

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: www.astfinancial.com

Hong Kong

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

Telephone: 852 2980-1333

Email: is-enquiries@hk.tricorglobal.com

Website: www.tricoris.com

Philippines

Rizal Commercial Banking Corporation Ground Floor, West Wing

GPL (Grepalife) Building

221 Senator Gil Puyat Avenue

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

Email: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com/stocktransfer

AUDITORS

Ernst & Young LLP

Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada

The following Manulife documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	2021 Environmental, Social and Governance Report

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2023, Manulife had total capital of C$71.6 billion, including C$47.4 billion of total shareholders’ and other equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry. Rating agencies include AM Best Company (“AM Best”), DBRS Limited and affiliated entities (“DBRS Morningstar”), Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and S&P Global Ratings (“S&P”).

Rating Agency	MLI Rating	Rank

S&P	AA-	(4th of 21 ratings)

Moody’s	A1	(5th of 21 ratings)

Fitch	AA-	(4th of 21 ratings)

DBRS Morningstar	AA	(3rd of 22 ratings)

AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at March 31, 2023, there were 1,850 million common shares outstanding.

January 1 – March 31, 2023	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos

High	$27.38	$20.17	$156.40	P 1,050

Low	$24.06	$17.53	$136.80	P 860

Close	$24.80	$18.36	$142.20	P 900

Average Daily Volume (000)	12,160	3,512	17	0.2

Manulife Financial Corporation – First Quarter 2023	146

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•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

These documents will be available to you on our website www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports, will be available on the website at least until the next version is available.

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This information is also available for viewing or downloading under quarterly reports from the Investor Relations section of our website at www.manulife.com

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Manulife Financial Corporation – First Quarter 2023	147

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